Exhibit 99.1

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TIME AND DATE

Thursday, May 9, 2013, 9:30 a.m. (Eastern time)

PLACE

TIFF Bell Lightbox, Reitman Square, 350 King Street West, Toronto, Ontario, in Cinema 1

WEBCAST

If you cannot attend the Meeting in person, you can view a live webcast on our website at www.bce.ca. The webcast will also be archived on our website for viewing at your convenience for a period of up to two weeks after the Meeting.

WHAT THE MEETING WILL COVER

1. receiving financial statements
2. electing directors
3. appointing auditors
4. considering an advisory (non-binding) resolution on executive compensation
5. considering the shareholder proposals described in Schedule A.

VOTING BY PROXY IS THE EASIEST WAY TO VOTE

Shareholders have a choice of voting by proxy on the Internet, by telephone, by fax, or by mail using their proxy form or voting instruction form, as the case may be, or in person at the meeting. Please refer to your proxy form or your voting instruction form, as the case may be, or to the section entitled About Voting Your Shares for more information on the voting methods available to you. If you elect to vote on the Internet or by telephone, you do not need to return your proxy form or voting instruction form.

ELECTRONIC DELIVERY

Non-registered shareholders who requested a copy of proxy materials and all registered shareholders will receive a printed copy of proxy materials by mail.

We encourage shareholders to sign up to receive BCE’s corporate information electronically. You can choose to receive all of our corporate documents electronically, such as future circulars and annual reports. We will send you an e-mail telling you when they are available on our website.

To sign up, go to our website at www.bce.ca, click on the banner “2013 Annual General Shareholder Meeting” and then on the “Sign up for electronic delivery” link.

If you do not sign up for this service, we will continue to send you these documents by mail, unless you tell us otherwise on your proxy form or voting instruction form.

FASTER Receive your documents earlier CLEANER Save trees, energy and water, and reduce air emissions CHEAPER Reduce your company’s printing and postage costs

Letter FROM THE CHAIR OF THE BOARD AND THE PRESIDENT AND CHIEF EXECUTIVE OFFICER
Thomas C. O’Neill George A. Cope

Dear Fellow Shareholders,

It is our pleasure to invite you to BCE’s 2013 Annual General Shareholder Meeting (Meeting) to be held on Thursday, May 9, 2013, at 9:30 a.m. at the TIFF Bell Lightbox, Reitman Square, 350 King Street West, Toronto, Ontario, in Cinema 1.

As a shareholder, you have the right to vote your shares on all items that come before the Meeting, including a number of shareholder proposals, the appointment of the auditors and election of directors. Your vote is important to us and we encourage you to exercise your right either by proxy or in person at the Meeting.

In addition, BCE will again hold a shareholder advisory vote on its approach to executive compensation. Your company was one of the first in Canada to hold such a vote. This management proxy circular (Circular) contains detailed information about our philosophy, policies and programs for executive compensation and how your board of directors (Board) is getting input from shareholders on these matters.

This Circular also gives you details about all the items for consideration and how to vote. It contains information about the nominated directors, the auditors, our corporate governance practices, reports from the four standing committees of your Board, and the shareholder proposals.

At the Meeting, we will review our financial position, including the increased value we are delivering to shareholders, and our business operations. We will also respond to your comments and questions.

Finally, we especially want to thank you for your continued confidence in and support of BCE. We look forward to seeing you at this year’s Meeting.

Sincerely,

Thomas C. O’Neill Chair of the Board March 7, 2013	George A. Cope President and Chief Executive Officer

1 BCE Inc. | 2013 Management Proxy Circular |

Summary

Below are highlights of some of the important information you will find in this Circular. These highlights do not contain all the information that you should consider, and you should read this entire Circular before voting.

SHAREHOLDER VOTING MATTERS

		PAGE REFERENCE
VOTING MATTER	BOARD VOTE RECOMMENDATION	FOR MORE INFORMATION
Item 1 – Election of 14 Directors	FOR each nominee	13
Item 2 – Appointing Deloitte LLP as Auditors	FOR	10
Item 3 – Advisory Resolution on Executive Compensation	FOR	46
Shareholder Proposals:
Item 4 – Equity Ratio	AGAINST	79
Item 5 – Critical Mass of Qualified Women on Board of Directors	AGAINST	80
Item 6 – Post-Executive Compensation Advisory Vote Disclosure	AGAINST	80
Item 7 – Risk Management Committee	AGAINST	81
Item 8 – Diversity Policies and Initiatives	AGAINST	82

OUR DIRECTOR NOMINEES

You will be electing a Board of 14 members. Each director is elected annually and individually and must meet our majority voting guidelines (see section entitled What the Meeting Will Cover). Detailed information about each director’s background, qualification experience and areas of expertise can be found in the section entitled About the Nominated Directors.

									BOARD AND	OTHER
					COMMITTEE MEMBERSHIPS				COMMITTEE	CURRENT
		DIRECTOR		INDE-					ATTENDANCE	PUBLIC
NAME	AGE	SINCE	POSITION	PENDENT	AUDIT	COMPENSATION	GOVERNANCE	PENSION	2012	BOARDS
B.K. Allen	64	2009	Operating Partner,	Yes		Member	Member		100%	2
			Providence Equity
			Partners LLC
A. Bérard	72	2003	Corporate Director	Yes	Member	Member			100%	3
R. A. Brenneman	66	2003	Corporate Director	Yes		Chair		Member	100%	3
S. Brochu	49	2010	President and Chief	Yes	Member		Member		100%	1
			Executive Officer,
			Gaz Métro
R.E. Brown	68	2009	Corporate Director	Yes			Chair	Member	100%	3
G.A. Cope	51	2008	President and Chief	No					100%	2
			Executive Officer,
			BCE Inc. and
			Bell Canada
D.F. Denison	60	2012	Corporate Director	Yes	Member			Member	100%	2
A.S. Fell	74	2002	Corporate Director	Yes	Member	Member			100%	1
E.C. Lumley	73	2003	Vice-Chairman,	Yes			Member	Chair	100%	1
			BMO Capital
			Markets
T.C. O’Neill	67	2003	Chair of the Board,	Yes					100%	3
			BCE Inc. and
			Bell Canada
J. Prentice	56	2011	Senior Executive	Yes	Member				100%	_
			Vice-President and
			Vice Chairman, CIBC
R.C. Simmonds	59	2011	Chairman, Lenbrook	Yes	Member		Member		100%	_
			Corporation
C. Taylor	67	2010	Corporate Director	Yes		Member		Member	100%	_
P.R. Weiss	65	2009	Corporate Director	Yes	Chair			Member	100%	1

2 BCE Inc. | 2013 Management Proxy Circular |

EXECUTIVE COMPENSATION

PHILOSOPHY AND COMPENSATION COMPONENTS

BCE is focused on a pay-for-performance approach for all team members, including our executives. In order to attract, motivate and retain top talent the company offers a competitive total compensation package, positioned at the 60th percentile of its comparator group.

  BASE SALARY: positioned at the median of our comparator group, rewards the scope and responsibilities of a position

  ANNUAL INCENTIVE: positioned at the 75th percentile of our comparator group, encourages strong performance against yearly corporate and individual objectives

  LONG-TERM INCENTIVE: balancing item to the 60th percentile of total compensation paid by our comparator group, aligns with long-term interests of shareholders

The mix of vehicles awarded under the long-term incentive plan favours the execution of multiple objectives. For instance, the vesting of performance share units depends on the realization of our dividend growth policy, while stock options reflects our commitment to drive the share price for our stakeholders. Restricted share units provide a valuable retention tool in maintaining in function a world class executive team.

BEST PRACTICES ADOPTED
BY BCE

  Stringent share ownership requirements
  No single-trigger change in control benefits
  Anti-hedging policy on share ownership and incentive compensation
  Clawback provision for CEO compensation and stock option plan
  Caps on annual bonus payouts and performance share units payouts
  Vesting criteria for performance share units fully aligned to shareholders interests

CORPORATE GOVERNANCE

BCE is committed to sound principles of corporate governance. Several of our key governance strengths and actions are noted in the table below.

BOARD AND OTHER GOVERNANCE INFORMATION
Size of Board	14
Number of Independent Directors	13
Board Committees’ Members are All Independent	YES
Average Age of Directors	64
Annual Election of Directors	YES
Directors Elected Individually (rather than slate voting)	YES
Majority Voting Guidelines for Directors	YES
Separate Chair & CEO	YES
Board Interlocks Guidelines	YES
Director’s Tenure Guidelines	YES
Share Ownership Guidelines for Directors and Executives	YES
Board Orientation/Education Program	YES
Number of Board Meetings Held in 2012	10
Code of Business Conduct and Ethics Program	YES
Annual Advisory Vote on Executive Compensation	YES
Formal Board Evaluation Process	YES
Dual-Class Shares	NO

3 BCE Inc. | 2013 Management Proxy Circular |

WHAT’S INSIDE
Notice of 2013 Annual General Shareholder Meeting	5
About Voting Your Shares	6
What the Meeting Will Cover	10
About the Nominated Directors	13
Corporate Governance Practices	21
Committee Reports	34
Audit Committee Report	34
Compensation Committee Report	37
Governance Committee Report	39
Pension Committee Report	40
Director Compensation	41
Executive Compensation	45
The Board of Directors’ Letter to Shareholders	46
Compensation Discussion & Analysis	48
President and CEO Compensation	62
Compensation of Our Named Executive Officers	64
Other Important Information	77
Schedule A – Shareholder Proposals	79
Schedule B – Director Independence Standards	83
Schedule C – Board of Directors’ Charter (including Board Chair Position Description)	85
Schedule D – Chief Executive Officer Position Description	88

4 BCE Inc. | 2013 Management Proxy Circular |

Notice OF 2013 ANNUAL GENERAL SHAREHOLDER MEETING

YOUR VOTE IS IMPORTANT

As a shareholder, it is very important that you read this material carefully and then vote your shares, either by proxy or in person at the meeting. In this document, you, your and shareholder refer to the common shareholders of BCE. We, us, our, Corporation, and BCE refer to BCE Inc., unless otherwise indicated. The information in this document is at March 7, 2013, unless otherwise indicated.

WHEN	Thursday, May 9, 2013, 9:30 a.m. (Eastern time)
WHERE	TIFF Bell Lightbox Reitman Square, 350 King Street West, Toronto, Ontario, in Cinema 1
WEBCAST	A live webcast of the Meeting will be available on our website at www.bce.ca
WHAT THE MEETING IS ABOUT

1. receiving the financial statements for the year ended December 31, 2012, including the auditors’ report

2. electing directors who will serve until the end of the next annual shareholder meeting

3. appointing the auditors who will serve until the end of the next annual shareholder meeting

4. considering an advisory (non-binding) resolution on executive compensation

5. considering the shareholder proposals described in Schedule A.

The Meeting may also consider other business that properly comes before it.

YOU HAVE THE RIGHT TO VOTE

You are entitled to receive notice of and vote at our Meeting, or any adjournment, if you are a holder of common shares of the Corporation on March 15, 2013.

You have the right to vote your shares on items 2 to 5 listed above and any other items that may properly come before the Meeting or any adjournment.

ADMISSION TO MEETING	You will need to register with our transfer agent Canadian Stock Transfer Company Inc. (CST), before entering the Meeting.
APPROVAL OF THIS CIRCULAR

The Board has approved the content of this Circular and authorized it to be sent to each shareholder who is eligible to receive notice of and vote his or her shares at the Meeting, and to each director and to the auditors.

By order of the Board, (s) Alain F. Dussault Corporate Secretary Montréal, Québec March 7, 2013

5 BCE Inc. | 2013 Management Proxy Circular |

About VOTING YOUR SHARES

VOTING BY PROXY

This is the easiest way to vote. Voting by proxy means that you are giving the person or people named on your proxy form or voting instruction form (proxyholder) the authority to vote your shares for you at the Meeting or any adjournment according to your voting instructions. A proxy form or a voting instruction form is included in this package. You can choose from five different ways to vote your shares by proxy:

1. Internet
2. Telephone
3. Fax
4. Mail
5. Appointing another person to go to the Meeting and vote your shares for you.

The directors who are named on the proxy form or voting instruction form will vote your shares for you according to your voting instructions, unless you appoint someone else to be your proxyholder. If you appoint someone else, he or she must be present at the Meeting to vote your shares. For your vote to be recorded, your proxy must be received by our transfer agent, CST, or other agents we appoint, no later than 4:45 p.m. (Eastern time) on Wednesday, May 8, 2013.

DETERMINING WHETHER YOU ARE A REGISTERED SHAREHOLDER OR A NON-REGISTERED SHAREHOLDER

YOU ARE A REGISTERED SHAREHOLDER when your name appears on your share certificate. Your proxy form tells you whether you are a registered shareholder.

YOU ARE A NON-REGISTERED SHAREHOLDER when your bank, trust company, securities broker or other financial institution holds your shares on your behalf. When you receive a voting instruction form, this tells you that you are a non-registered shareholder.

If you are not sure whether you are a registered or a non-registered shareholder, please contact CST:

1. E-MAIL
    bce@canstockta.com

2. TELEPHONE
    1-800-561-0934 (toll free in Canada and the United States)
    416-682-3861 (in the Toronto area or from outside Canada and the United States)

3. FAX
    1-888-249-6189 (toll free in Canada and the United States)
    514-985-8843 (in the Montreal area or from outside Canada and the United States)

4. MAIL
    Canadian Stock Transfer Company Inc. 320 Bay St., 3rd Floor Toronto, Ontario M5H 4A6
    CST acts as administrative agent for CIBC Mellon Trust Company.

Please follow the instructions below based on whether you are a registered or a non-registered shareholder.

HOW TO VOTE IF YOU ARE A REGISTERED SHAREHOLDER

Option 1 – BY PROXY (PROXY FORM)

A. Internet

  Go to CST’s website at www.proxypush.ca/bce and follow the instructions on screen

  You will need your 12-digit control number. You will find this number on the information sheet attached to your proxy form.

B. Telephone

  Call 1-866-390-6280 (toll free in Canada and the United States) or 514-317-2868 (International Direct-Dial) from a touch-tone phone and follow the instructions

  You will need your 12-digit control number. You will find this number on the information sheet attached to your proxy form.

If you vote by telephone, you cannot appoint anyone other than the directors named on your proxy form as your proxyholder.

6 BCE Inc. | 2013 Management Proxy Circular |

C. Fax

  Detach the proxy form from the information sheet, complete pages 1 and 2, sign and date your proxy form, and send both pages (in one transmission) by fax to 1-866-781-3111 (toll free in Canada and the United States) or 416-368-2502 (outside Canada and the United States)

  Please see below, under the heading How your shares will be voted, for more information.

D. Mail

  Detach the proxy form from the information sheet, complete pages 1 and 2 of the proxy form, sign and date your proxy form, and return it in the envelope provided

  Please see below, under the heading How your shares will be voted, for more information.

E. Appointing another person to go to the Meeting and vote your shares for you

  This person does not have to be a shareholder

  Strike out the four names that are printed on the proxy form and write the name of the person you are appointing in the space provided. Complete your voting instructions, date and sign the form, and return it to CST as instructed

  Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting

  At the Meeting, he or she should see a CST representative at one of their tables

  Please see below, under the heading How your shares will be voted, for more information.

Option 2 – IN PERSON AT THE MEETING

You do not need to complete or return your proxy form. You have to see a representative of CST before entering the Meeting to register your attendance at the Meeting. Voting in person at the Meeting will automatically cancel any proxy you completed and submitted earlier.

HOW TO VOTE IF YOU ARE A NON-REGISTERED SHAREHOLDER

Option 1 – BY PROXY (VOTING INSTRUCTION FORM)

  Your intermediary is required to ask for your voting instructions before the Meeting. Please contact your intermediary if you did not receive a voting instruction form in your intermediary package

  You will receive a voting instruction form that allows you to vote on the Internet, by telephone, by fax or by mail. If you want to vote on the Internet, go to www.ProxyVote.com and follow the instructions on screen. You will need your 12-digit control number, which you will find on your voting instruction form

  You may also vote by telephone by calling 1-800-474-7493 (English) or 1-800-474-7501 (French), by fax at 905-507-7793 or at 514-281-8911 or by returning your voting instruction form in the prepaid business reply envelope provided

  Alternatively, you may be a non-registered shareholder who will receive from your intermediary a proxy form which has been pre-authorized by your intermediary indicating the number of shares to be voted, which is to be completed, dated, signed and returned to CST by mail or fax.

Option 2 – IN PERSON AT THE MEETING

  We do not have access to the names or holdings of our non-registered shareholders. That means you can only vote your shares in person at the Meeting if you have previously appointed yourself as the proxyholder for your shares by printing your name in the space provided on the voting instruction form and submitting it as directed on the form

  You may also appoint someone else as the proxyholder for your shares by printing their name in the space provided on the voting instruction form and submitting it as directed on the form

  Your voting instructions must be received in sufficient time to allow your voting instruction form to be forwarded by your intermediary to CST before 4:45 p.m. (Eastern time) on Wednesday, May 8, 2013

  Your vote, or the vote of your proxyholder, will be taken and counted at the Meeting

  Prior to the Meeting, you or your proxyholder need to see a representative of CST before entering the Meeting to register your attendance at the Meeting.

7 BCE Inc. | 2013 Management Proxy Circular |

HOW YOUR SHARES WILL BE VOTED

You can choose to vote “For”, “Against”, “Withhold” or “Abstain”, depending on the items to be voted upon.

When you sign the proxy form or voting instruction form, you authorize G.A. Cope, T.C. O’Neill, A. Bérard or C. Taylor, who are all directors, to vote your shares for you at the Meeting according to your instructions. If you return your proxy form or voting instruction form and do not tell us how you want to vote your shares, your vote will be counted:

  FOR electing the nominated directors listed in the Circular

  FOR appointing Deloitte LLP as auditors

  FOR approving the advisory resolution on executive compensation

  AGAINST shareholder proposal No. 1 – Equity Ratio

  AGAINST shareholder proposal No. 2 – Critical Mass of Qualified Women on Board of Directors

  AGAINST shareholder proposal No. 3 – Post-Executive Compensation Advisory Vote Disclosure

  AGAINST shareholder proposal No. 4 – Risk Management Committee

  AGAINST shareholder proposal No. 5 – Diversity Policies and Initiatives.

If you are appointing someone else to vote your shares for you at the Meeting, strike out the four names of the directors and write the name of the person voting for you in the space provided. If you do not specify how you want your shares voted, your proxyholder will vote your shares as he or she sees fit on each item and on any other matter that may properly come before the Meeting.

If you are an individual shareholder, you or your authorized attorney must sign the form. If you are a corporation or other legal entity, an authorized officer or attorney must sign the form.

QUESTIONS

If you have any questions about the information contained in this document or require assistance in completing your proxy form or voting instruction form, please contact the Corporation’s proxy solicitation agent, CST Phoenix Advisors, by e-mail at inquiries@phoenixadvisorscst.com, by telephone at 1-866-822-1244 (toll free within Canada or the United States) or 416-682-3825 (banks, brokers and collect calls outside Canada and the United States) for service in English and French or by fax at 1-888-509-5907 (North American Toll Free Facsimile) or 647-351-3176.

Your proxy is solicited by management. In addition to solicitation by mail, our employees or agents may solicit proxies by telephone or other ways at a nominal cost. We have retained CST Phoenix Advisors to solicit proxies for us in Canada and the United States at an estimated cost of $40,000. We pay the costs of these solicitations.

CHANGING YOUR VOTE

You can revoke a vote you made by proxy by:

For All Shareholders

  voting again on the Internet or by telephone before 4:45 p.m. (Eastern time) on Wednesday, May 8, 2013 completing a proxy form or voting instruction form that is dated later than the proxy form or voting instruction form you are changing and mailing it as instructed on your proxy form or voting instruction form, as the case maybe so that it is received before 4:45 p.m. (Eastern time) on Wednesday, May 8, 2013.

Additional Means for Registered Shareholders

  sending a notice in writing from you or your authorized attorney to our Corporate Secretary so that it is received before 4:45 p.m. (Eastern time) on Wednesday, May 8, 2013 giving a notice in writing from you or your authorized attorney to the Chair of the Meeting, at the Meeting or any adjournment.

8 BCE Inc. | 2013 Management Proxy Circular |

HOW THE VOTES ARE COUNTED

You have one vote for each common share you hold on March 15, 2013. As at March 7, 2013, 775,872,556 common shares were entitled to be voted at the Meeting.

The election of directors (subject to our majority voting guidelines – see the section entitled What the Meeting Will Cover – Electing Directors), appointment of the auditors, approval of the advisory resolution on executive compensation and the vote on the shareholder proposals will each be determined by a majority of votes cast at the Meeting by proxy or in person.

CONFIDENTIALITY

CST counts and tabulates the votes. It does this independently of us to make sure that the votes of individual shareholders are confidential. Proxy forms or voting instruction forms are referred to us only when:

  it is clear that a shareholder wants to communicate with management the validity of the form is in question, or

  the law requires it.

ELECTRONIC VOTING AT THE MEETING

Voting on all proposals at the Meeting will be made through the use of electronic ballot. This allows us to expedite the voting process and present the final votes on screen at the Meeting.

On arrival at the Meeting, all shareholders entitled to vote will be required to register with our transfer agent, CST, and given a hand-held device containing a personalized smart card with details of their shareholding to be used for the electronic vote. After each proposal is put to the Meeting by the Chair, you will be asked to cast your vote by pressing a button on your keypad. All the votes represented by shareholders present at the Meeting will be counted and added to those received by proxy, and the final votes will be shown on screen at the Meeting.

If you have already voted by proxy you will not need a hand-held device. However should you wish to change your vote, you will still be able to do so at the Meeting using the hand-held device, and your vote on the day of the Meeting will replace your vote by proxy.

OTHER INFORMATION

To help you make an informed decision, please read this Circular and our annual report for the year ended December 31, 2012, which you can access on our website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. This Circular tells you about the Meeting, the nominated directors, the proposed auditors, the Board’s committees, our corporate governance practices and compensation of directors and executives. The annual report gives you a review of our activities for the past year and includes a copy of our annual financial statements and the related management’s discussion and analysis of financial condition and results of operations (MD&A).

DELIVERY OF PROXY MATERIALS

Proxy materials are sent to our registered shareholders through our transfer agent, CST. We do not send proxy-related materials directly to non-registered shareholders, and instead use the services of Broadridge Investor Communication Solutions, Canada who acts on behalf of intermediaries to send proxy materials. We intend to pay intermediaries to send proxy-related materials and voting instruction forms to objecting non-registered shareholders.

9 BCE Inc. | 2013 Management Proxy Circular |

What THE MEETING WILL COVER

1. RECEIVING OUR FINANCIAL STATEMENTS

We will place before the Meeting our financial statements, including the auditors’ report, for the year ended December 31, 2012. The financial statements are included in our 2012 annual report and were mailed to our shareholders. They can also be accessed on our website at www.bce.ca, on SEDAR at www.sedar.com, or on EDGAR at www.sec.gov.

2. ELECTING DIRECTORS

You will be electing a Board of 14 members. Please see section entitled About the Nominated Directors for more information. Directors appointed at the Meeting will serve until the end of the next annual shareholder meeting, or until their resignation, if earlier.

All of the individuals nominated for election as directors are currently members of the Board and each was elected at our 2012 annual shareholder meeting held on May 3, 2012, by at least a majority of the votes cast, with the exception of Mr. D.F. Denison, who was appointed by the Board on October 31, 2012.

Majority Voting

Notwithstanding the Corporation’s By-Laws and the Canada Business Corporations Act, pursuant to our guidelines with respect to election of directors, at any shareholders’ Meeting at which directors are to be elected in an uncontested election (i.e., the election does not involve a proxy battle), if any director nominee receives a greater number of votes “withheld” from his or her election than votes “for” such election, then such director nominee must, no later than 10 days following the receipt of the audited and final scrutineer’s report relating to such Meeting (vote results), submit to the Board his or her resignation letter, which will take effect only upon the acceptance of such resignation by the Board.

The Board, upon the recommendation of the corporate governance committee (Governance Committee) will, within 90 days following the public disclosure of the audited vote results, determine either to accept or not the subject director’s offer to resign, and the Board will cause the Corporation to promptly publicly disclose, via press release, the Board’s determination, including, in cases where the Board has determined not to accept the resignation, the reasons therefor. It is generally expected that the Governance Committee will recommend that the Board accept such resignation, except in extraordinary circumstances.

If you do not specify how you want your shares voted, the directors named as proxyholders in the enclosed proxy form or voting instruction form intend to cast the votes represented by proxy at the Meeting FOR the election as directors of the nominated directors in this Circular.

3. APPOINTING THE AUDITORS

The Board, on the advice of the Audit Committee, recommends that Deloitte LLP be reappointed as auditors. Deloitte LLP and its predecessors have been the auditors of the Corporation since it was created in 1983. The audit firm appointed at the Meeting will serve until the end of the next annual general shareholder meeting.

Every year, the Audit Committee performs an assessment of the quality of the services rendered and the performance by Deloitte LLP as auditors of the Corporation. This assessment is based, among other things, on the audit plan submitted, the risk areas identified, the nature of the audit findings and the reports presented to the Audit Committee. Given the satisfactory results of the assessment regarding the 2012 audit, the Board, on the advice of the Audit Committee, recommends to vote FOR the appointment of Deloitte LLP as auditors of the Corporation.

If you do not specify how you want your shares voted, the directors named as proxyholders in the enclosed proxy form or voting instruction form intend to cast the votes represented by proxy at the Meeting FOR the appointment of Deloitte LLP as auditors.

10 BCE Inc. | 2013 Management Proxy Circular |

External Auditors’ Fees

The table below shows the fees that BCE’s external auditors, Deloitte LLP, billed to BCE and its subsidiaries for various services in each of the past two fiscal years.

	2012	2011
	(IN $ MILLIONS)	(IN $ MILLIONS)
Audit Fees(1)	7.9	9.5
Audit-Related Fees(2)	2.0	1.6
Tax Fees(3)	0.6	0.7
All Other Fees(4)	0.1	–
Total(5)	10.6	11.8

(1)	These fees include professional services provided by the external auditors for statutory audits of the annual financial statements, the audit of the effectiveness of internal control over financial reporting, the review of interim financial reports, the review of financial accounting and reporting matters, the review of securities offering documents, other regulatory audits and filings and translation services.
(2)	These fees relate to non-statutory audits and due diligence procedures.
(3)	These fees include professional services for tax compliance, tax advice and assistance with tax audits and appeals.
(4)	These fees include any other fees for permitted services not included in any of the above-stated categories. In 2012, the fees are mostly for services related to compliance with the Payment Card Industry Data Security Standard.
(5)	The amounts of $10.6 million for 2012 and $11.8 million for 2011 reflect fees billed in those fiscal years without taking into account the year to which those services relate. Total fees for services provided for each fiscal year amounted to $9.5 million in 2012 and $9.7 million in 2011.

4. CONSIDERING AN ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION

Our executive compensation philosophy, policies and programs are based on the fundamental principle of pay-for-performance to align the interests of our executives with those of our shareholders. This compensation approach allows us to attract and retain high-performing executives who will be strongly incented to create value for our shareholders on a sustainable basis. As a shareholder you are asked to consider the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in this management proxy circular delivered in advance of the 2013 Annual General Meeting of Shareholders of BCE.

Because your vote is advisory, it will not be binding upon the Board. However, the Management Resources and Compensation Committee of the Board (Compensation Committee) will review and analyze the results of the vote and take into consideration such results when reviewing executive compensation philosophy, policies and programs. Please see Shareholder Engagement in the section entitled Corporate Governance Practices of this Circular for more details on how you can ask questions and provide comments to the Board and the Compensation Committee on executive compensation. The Board confirms that our current practices achieve substantially the same results as the Canadian Coalition for Good Governance’s (CCGG) Model Policy of the Board of Directors on Engagement with Shareholders on Governance Matters and “Say on Pay” Policy for Boards of Directors.

If you do not specify how you want your shares voted, the directors named as proxyholders in the enclosed proxy form or voting instruction form intend to cast the votes represented by proxy at the Meeting FOR the adoption of the advisory resolution on executive compensation.

11 BCE Inc. | 2013 Management Proxy Circular |

5. CONSIDERING THE SHAREHOLDER PROPOSALS

You will be voting on five shareholder proposals that have been submitted for consideration at the Meeting. These proposals are set out in Schedule A.

If you do not specify how you want your shares voted, the directors named as proxyholders in the enclosed proxy form or voting instruction form intend to cast the votes represented by proxy at the Meeting AGAINST the five shareholder proposals in accordance with the Board’s recommendations set out in Schedule A.

OTHER BUSINESS

Following the conclusion of the formal business to be conducted at the Meeting, we will:

  provide an update on our business operations, and

  invite questions and comments from shareholders.

If you are not a shareholder, you may be allowed into the Meeting after speaking with a representative of CST and if the Chair of the Meeting allows it.

As of the date of this Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the Meeting. If there are changes or new items, your proxyholder can vote your shares on these items as he or she sees fit.

12 BCE Inc. | 2013 Management Proxy Circular |

About THE NOMINATED DIRECTORS

The following pages include a profile of each nominated director with an explanation of his or her experience, qualifications, top two areas of expertise, participation on the Board and its committees, ownership and value of equity securities of BCE shareholding requirement, as well as participation on the boards of other public companies. A more fulsome description of our directors’ skills can be found under the heading Competency Requirements in the section entitled Corporate Governance Practices. For current committee memberships and current committee chairpersons, please refer to the section entitled Committee Reports.

The total value of common shares/deferred share units is determined by multiplying the number of common shares and deferred share units of BCE held by each nominee as of March 8, 2012 and March 7, 2013 by the closing price of BCE’s common shares on the Toronto Stock Exchange as of the close of business on March 8, 2012 and March 7, 2013, respectively, being $41.37 and $47.03.

TOTAL SHAREHOLDINGS OF NOMINATED DIRECTORS
MARCH 8, 2012		MARCH 7, 2013
BCE Common Shares	556,843	BCE Common Shares	589,567
BCE Deferred Share Units	995,058	BCE Deferred Share Units	1,096,018
Value ($)	64,202,144	Value ($)	79,273,063

Barry K. Allen Boca Grande (Florida) United States
Operating Partner Providence Equity Partners SINCE SEPTEMBER 2007

AGE	64
STATUS	Independent
JOINED BOARD	May 2009

AREAS OF EXPERTISE
- Telecommunications - Technology
Mr. Allen is currently an Operating Partner of Providence Equity Partners LLC (a private equity firm focused on media, entertainment, communications and information investments). Prior to joining Providence in 2007, he was Executive Vice-President of Operations of Qwest Communications International. Before his retirement from Qwest in June 2007, Mr. Allen was responsible for the company’s network and information technology operations. Prior to being named Executive Vice-President of Operations in March 2004, he served as Qwest’s Executive Vice-President of Operations and Chief Human Resources Officer. In addition, from January 2000 until the present, Mr. Allen has served as President of Allen Enterprises, LLC, a private equity investment and management company he founded. Mr. Allen holds a Bachelor of Arts from the University of Kentucky and an M.B.A. from Boston University.
BOARD & COMMITTEE ATTENDANCE DURING 2012
	MEETING ATTENDANCE	TOTAL BOARD & COMMITTEE ATTENDANCE
Board	9/9	100%
Compensation Committee	5/5
Governance Committee	3/3
OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS
PRESENT BOARDS		PAST BOARDS
Fiduciary Management, Inc.	1996 – present	N/A
Harley-Davidson, Inc.	1992 – present
OWNERSHIP AND TOTAL VALUE OF EQUITY
MARCH 8, 2012		MARCH 7, 2013
BCE Common Shares	20,000	BCE Common Shares	20,000
BCE Deferred Share Units	6,595	BCE Deferred Share Units	9,081
Value ($)	1,100,235	Value ($)	1,367,679
SHAREHOLDING REQUIREMENTS
Percentage of 5-year Target Achieved	285%	Target Date to Meet Requirement	Met

13 BCE Inc. | 2013 Management Proxy Circular |

André Bérard O.C. Montréal (Québec) Canada
Corporate Director SINCE MARCH 2004

AGE	72
STATUS	Independent
JOINED BOARD	January 2003

AREAS OF EXPERTISE
- Management/CEO - Accounting & Finance
Mr. Bérard was Chair of the Board of National Bank of Canada (chartered bank) from 2002 to March 2004, and Chair of the Board and Chief Executive Officer of National Bank of Canada from 1990 to March 2002. He holds a Fellows Diploma from the Institute of Canadian Bankers and was Chair of the Executive Council of the Canadian Bankers’ Association from 1986 to 1988. He was appointed an Officer of the Order of Canada in 1995.
BOARD & COMMITTEE ATTENDANCE DURING 2012
	MEETING ATTENDANCE	TOTAL BOARD & COMMITTEE ATTENDANCE
Board	10/10	100%
Audit Committee	5/5
Compensation Committee	5/5
OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS
PRESENT BOARDS		PAST BOARDS
Bombardier Inc.	2004 – present	Saputo Inc.	1997 – 2012
Groupe BMTC Inc.	2001 – present	Tembec Inc.	2006 – 2008
TransForce Inc.	2003 – present
OWNERSHIP AND TOTAL VALUE OF EQUITY
MARCH 8, 2012		MARCH 7, 2013
BCE Common Shares	1,120	BCE Common Share	1,120
BCE Deferred Share Units	48,838	BCE Deferred Share Units	55,737
Value ($)	2,066,762	Value ($)	2,673,985
SHAREHOLDING REQUIREMENTS
Percentage of 5-year Target Achieved	557%	Target Date to Meet Requirement	Met

Ronald A. Brenneman Calgary (Alberta) Canada
Corporate Director SINCE MARCH 2010

AGE	66
STATUS	Independent
JOINED BOARD	November 2003

AREAS OF EXPERTISE
- Retail/Customer Experience - Management/CEO
Mr. Brenneman was Executive Vice-Chairman, Suncor Energy Inc. (integrated energy company) from August 2009 until February 2010 and was President and Chief Executive Officer of Petro-Canada (petroleum company) from 2000 until August 2009. Before January 2000, Mr. Brenneman spent more than 30 years with Imperial Oil Limited and its parent company, Exxon Mobil Corporation (both petroleum companies). He was a member of the board of the Canadian Council of Chief Executives until July 2009. Mr. Brenneman holds a BSc in Chemical Engineering from the University of Toronto and a MSc in Control Systems from the University of Manchester.
BOARD & COMMITTEE ATTENDANCE DURING 2012
	MEETING ATTENDANCE	TOTAL BOARD & COMMITTEE ATTENDANCE
Board	10/10	100%
Compensation Committee (Chair)	5/5
Pension Committee	4/4
OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS
PRESENT BOARDS		PAST BOARDS
Ithaca Energy Inc.	2010 – present	Petro-Canada	2000 – 2009
The Bank of Nova Scotia	2000 – present
WestJet Airlines Ltd.	2009 – present
OWNERSHIP AND TOTAL VALUE OF EQUITY
MARCH 8, 2012		MARCH 7, 2013
BCE Common Shares	115,000	BCE Common Shares	115,000
BCE Deferred Share Units	39,378	BCE Deferred Share Units	44,244
Value ($)	6,386,618	Value ($)	7,489,245
SHAREHOLDING REQUIREMENTS
Percentage of 5-year Target Achieved	1,560%	Target Date to Meet Requirement	Met

14 BCE Inc. | 2013 Management Proxy Circular |

Sophie Brochu Bromont (Québec) Canada
President and Chief Executive Officer Gaz Métro SINCE FEBRUARY 2007

AGE	49
STATUS	Independent
JOINED BOARD	May 2010

AREAS OF EXPERTISE
- Management/CEO - Government and Regulatory Affairs
Ms. Brochu has been active in the energy industry for more than 25 years. She began her career in 1987 as a financial analyst for SOQUIP (Société québécoise d’initiatives pétrolières). In 1997, she joined Gaz Métro Inc. (distributor of natural gas), as Vice President, Business Development. In 2005, Ms. Brochu was appointed Executive Vice-President. Since 2007, she has held the position of President and Chief Executive Officer of Gaz Métro Inc. and is a member of the Board of Directors. Ms. Brochu graduated in Economics from Université Laval, in Québec City, where she specialized in the energy sector. Ms. Brochu is actively involved with Centraide of Greater Montreal. She is the Chair of Forces Avenir which promotes students involvement in their communities. She co-founded “80, ruelle de l’Avenir”, a project aimed at encouraging students in the Centre-Sud and Hochelaga neighbourhoods of Montréal to remain in school.
BOARD & COMMITTEE ATTENDANCE DURING 2012
	MEETING ATTENDANCE	TOTAL BOARD & COMMITTEE ATTENDANCE
Board	10/10	100%
Audit Committee	5/5
Governance Committee	3/3
OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS
PRESENT BOARDS		PAST BOARDS
Bank of Montreal	2011 – present	N/A
OWNERSHIP AND TOTAL VALUE OF EQUITY
MARCH 8, 2012		MARCH 7, 2013
BCE Common Shares	1,250	BCE Common Shares	1,250
BCE Deferred Share Units	8,273	BCE Deferred Share Units	12,980
Value ($)	393,967	Value ($)	669,237
SHAREHOLDING REQUIREMENTS
Percentage of 5-year Target Achieved	139%	Target Date to Meet Requirement	Met

Robert E. Brown(1)(2) Montréal (Québec) Canada
Corporate Director SINCE OCTOBER 2009

AGE	68
STATUS	Independent
JOINED BOARD	May 2009

AREAS OF EXPERTISE
- Management/CEO - Mergers & Acquisitions
Mr. Brown is Chairman of Aimia Inc. (formerly Groupe Aeroplan Inc.) and was President and Chief Executive Officer of CAE Inc. (a provider of simulation and modelling technologies as well as integrated training service for both civil aviation and defence customers) from August 2004 to September 2009. Prior to joining CAE, Mr. Brown was Chairman of Air Canada during its restructuring from May 2003 to October 2004. Mr. Brown joined Bombardier Inc. in 1987 and was responsible for the Bombardier Aerospace sector from 1990 to 1999. He was President and Chief Executive Officer of Bombardier Inc. (aerospace, transportation and recreational products) from 1999 to 2002. Mr. Brown also held various senior positions in federal ministries with economic vocations, including the position of Associate Deputy Minister of the Department of Regional Industrial Expansion. Mr. Brown holds a Bachelor of Science degree from the Royal Military College and attended the Advanced Management Program at the Harvard University Business School.
BOARD & COMMITTEE ATTENDANCE DURING 2012
	MEETING ATTENDANCE	TOTAL BOARD & COMMITTEE ATTENDANCE
Board	10/10	100%
Governance Committee (Chair)	3/3
Pension Committee	4/4
OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS
PRESENT BOARDS		PAST BOARDS
Aimia Inc. (Chair)	2005 – present	ACE Aviation Holdings Inc.	2004 – 2009
Rio Tinto Limited	2010 – present	CAE Inc.	2004 – 2009
Rio Tinto plc	2010 – present	Jazz Air Income Fund (trustee)	2006 – 2008
OWNERSHIP AND TOTAL VALUE OF EQUITY
MARCH 8, 2012		MARCH 7, 2013
BCE Common Shares	30,000	BCE Common Shares	30,000
BCE Deferred Share Units	5,981	BCE Deferred Share Units	8,738
Value ($)	1,448,534	Value ($)	1,821,848
SHAREHOLDING REQUIREMENTS
Percentage of 5-year Target Achieved	380%	Target Date to Meet Requirement	Met

(1)	Mr. Brown was a director of Air Canada from March 2003 until October 2004. Air Canada filed for court protection under insolvency statutes on April 1, 2003.
(2)	Mr. Brown was also a director of Nortel Networks Corp. when, on or about May 31, 2004, cease trade orders were issued against directors, officers and certain other current and former employees of Nortel Networks Corp. and Nortel Networks Ltd. (collectively, “Nortel Networks”). The management cease trade orders were imposed in response to the failure by Nortel Networks to file certain financial statements with the Canadian securities regulators.

15 BCE Inc. | 2013 Management Proxy Circular |

George A. Cope Toronto (Ontario) Canada
President and Chief Executive Officer BCE and Bell Canada SINCE JULY 2008

AGE	51
STATUS	Not Independent
JOINED BOARD	July 2008

AREAS OF EXPERTISE
- Telecommunications - Management/CEO
Mr. Cope has been President and Chief Executive Officer of BCE and Bell Canada since July 2008. He was previously President and Chief Operating Officer of Bell Canada until July 2008. Mr. Cope is a seasoned Canadian telecommunications executive who had served in public-company CEO roles in the industry for more than 15 years prior to joining Bell Canada in 2005. He has earned a reputation as an innovative telecom strategist and builder of high-performance teams, successfully launching three next-generation digital networks during his career. Mr. Cope holds an Honors Business Administration degree from the University of Western Ontario. He serves on the Advisory Board of the Richard Ivey School of Business at the University of Western Ontario.
BOARD & COMMITTEE ATTENDANCE DURING 2012
	MEETING ATTENDANCE	TOTAL BOARD & COMMITTEE ATTENDANCE
Board	10/10	100%
OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS
PRESENT BOARDS		PAST BOARDS
Bank of Montreal	2006 – present	NII Holdings, Inc.	2004 – 2010
Bell Aliant Inc. (Chair)	2011 – present
OWNERSHIP AND TOTAL VALUE OF EQUITY
MARCH 8, 2012		MARCH 7, 2013
BCE Common Shares	143,209	BCE Common Shares	146,419
BCE Deferred Share Units	751,778	BCE Deferred Share Units	792,399
Value ($)	37,025,612	Value ($)	44,152,611
SHAREHOLDING REQUIREMENTS(1)
Percentage of 5-year Target Achieved	475%	Target Date to Meet Requirement	Met

(1)	Please see the heading Share Ownership Requirements under the section entitled Compensation Discussion & Analysis for more details on our President and CEO share ownership requirements.

David F. Denison FCPA, FCA Toronto (Ontario) Canada
Corporate Director and Chartered Accountant SINCE JUNE 2012

AGE	60
STATUS	Independent
JOINED BOARD	October 2012

AREAS OF EXPERTISE
- Accounting & Finance - Management/CEO
Mr. Denison has extensive experience in the financial services industry, most recently serving as President and Chief Executive Officer of the Canada Pension Plan (CPP) Investment Board (investment manager) from 2005 to 2012. He has held senior positions in the investment, consulting, and asset management businesses in Canada, the United States and Europe. Prior to his appointment to the CPP Investment Board, Mr. Denison was President of Fidelity Investments Canada Limited. Mr. Denison is a director of the United Way Greater Toronto, and a member of the Toronto Community Foundation Investment Committee and the University of Toronto Investment Advisory Committee. He also serves on the World Bank Treasury Expert Advisory Committee and is a director of Air Distribution Technologies, Inc. Mr. Denison earned Bachelor degrees in Mathematics and Education from the University of Toronto and is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario.
BOARD & COMMITTEE ATTENDANCE DURING 2012(1)
	MEETING ATTENDANCE	TOTAL BOARD & COMMITTEE ATTENDANCE
Board	3/3	100%
Audit Committee	N/A
Pension Committee	N/A
OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS
PRESENT BOARDS		PAST BOARDS
Allison Transmission Holdings, Inc.	2013 – present	N/A
Royal Bank of Canada	2012 – present
OWNERSHIP AND TOTAL VALUE OF EQUITY
MARCH 8, 2012		MARCH 7, 2013
BCE Common Shares	N/A	BCE Common Shares	0
BCE Deferred Share Units	N/A	BCE Deferred Share Units	697
Value ($)	N/A	Value ($)	32,780
SHAREHOLDING REQUIREMENTS(1)
Percentage of 5-year Target Achieved	7%	Target Date to Meet Requirement	November 1, 2017

(1)	Mr. Denison was appointed to the Board and the Audit and Pension committees on October 31, 2012.

16 BCE Inc. | 2013 Management Proxy Circular |

Anthony S. Fell O.C. Toronto (Ontario) Canada
Corporate Director SINCE JANUARY 2008

AGE	74
STATUS	Independent
JOINED BOARD	January 2002

AREAS OF EXPERTISE
- Management/CEO - Investment Banking
Mr. Fell is a former Deputy Chairman of Royal Bank of Canada. He was with RBC Dominion Securities Inc. (RBC Capital Markets) (investment bank) and predecessor companies for 48 years including 18 years as Chief Executive Officer and a further 8 years as Chairman until his retirement in 2007. Mr. Fell is a past Chairman of Munich Reinsurance Company of Canada and of the Investment Dealers Association of Canada and a past Governor of the Toronto Stock Exchange. Mr. Fell is also a past Chairman of the University Health Network, the United Way Campaign for Metropolitan Toronto, the Princess Margaret Hospital Capital Campaign and is a past Governor of the Duke of Edinburgh’s Award Program in Canada, St. Andrew’s College and the Ontario Division of the Canadian Arthritis Society. Mr. Fell was appointed an Officer of the Order of Canada in 2001 and received an Honorary Doctor of Laws degree from McMaster University in 2001 and from the University of Toronto in 2006. Mr. Fell was inducted into the Canadian Business Hall of Fame in May 2010.
BOARD & COMMITTEE ATTENDANCE DURING 2012
	MEETING ATTENDANCE	TOTAL BOARD & COMMITTEE ATTENDANCE
Board	10/10	100%
Audit Committee	5/5
Compensation Committee	5/5
OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS
PRESENT BOARDS		PAST BOARDS
Loblaw Companies Limited	2001 – present	CAE Inc.	2000 – 2011
OWNERSHIP AND TOTAL VALUE OF EQUITY
MARCH 8, 2012		MARCH 7, 2013
BCE Common Shares	139,652	BCE Common Shares	144,069
BCE Deferred Share Units	48,838	BCE Deferred Share Units	55,737
Value ($)	7,797,831	Value ($)	9,396,876
SHAREHOLDING REQUIREMENTS
Percentage of 5-year Target Achieved	1,958%	Target Date to Meet Requirement	Met

The Honourable Edward C. Lumley P.C.(1) South Lancaster (Ontario) Canada
Vice-Chairman BMO Capital Markets SINCE DECEMBER 1991

AGE	73
STATUS	Independent
JOINED BOARD	January 2003

AREAS OF EXPERTISE
- Management/CEO - Government & Regulatory Affairs
Mr. Lumley has been Vice-Chairman of BMO Capital Markets (investment bank) and its predecessor companies since 1991. Following a successful entrepreneurial career in 1974 he was elected a Member of Parliament for Stormont-Dundas. During the next 10 years Mr. Lumley held several Cabinet portfolios in the Government of Canada, including Minister of Industry, International trade, Regional Economic Development, Communication and Science & Technology. Returning to the private sector Mr. Lumley was elected to several boards of directors and served as the Chair of the Noranda Manufacturing Group of Companies from 1986 to 1991. Mr. Lumley is the Chancellor of the University of Windsor where he graduated with a Bachelor of Commerce degree.
BOARD & COMMITTEE ATTENDANCE DURING 2012
	MEETING ATTENDANCE	TOTAL BOARD & COMMITTEE ATTENDANCE
Board	10/10	100%
Governance Committee	3/3
Pension Committee (Chair)	4/4
OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS
PRESENT BOARDS		PAST BOARDS
Canadian National Railway Company	1996 – present	Dollar-Thrifty Automotive Group, Inc.	1997 – 2012
		Magna International Inc.	1989 – 2008
OWNERSHIP AND TOTAL VALUE OF EQUITY
MARCH 8, 2012		MARCH 7, 2013
BCE Common Shares	10,527	BCE Common Shares	10,644
BCE Deferred Share Units	33,616	BCE Deferred Share Units	40,301
Value ($)	1,827,023	Value ($)	2,395,943
SHAREHOLDING REQUIREMENTS
Percentage of 5-year Target Achieved	499%	Target Date to Meet Requirement	Met

(1)	Mr. Lumley was a director of Air Canada until October 2004. Air Canada filed for court protection under insolvency statutes on April 1, 2003.

17 BCE Inc. | 2013 Management Proxy Circular |

Thomas C. O’Neill FCPA, FCA Toronto (Ontario) Canada
Chair of the Board BCE and Bell Canada and Chartered Accountant SINCE FEBRUARY 2009

AGE	67
STATUS	Independent
JOINED BOARD	January 2003

AREAS OF EXPERTISE
- Management/CEO - Accounting & Finance
Mr. O’Neill was Chief Executive Officer of PricewaterhouseCoopers Consulting (provider of management consulting and technology services) from January 2002 to May 2002 and then Chair of the Board from May 2002 to October 2002. Mr. O’Neill is a former Vice-Chair of the Board of Trustees of Queen’s University and a past member of the Advisory Council of Queen’s University School of Business. Mr. O’Neill now serves as Vice-Chair of St. Michael’s Hospital where he served on the Board since 2003. He graduated from Queen’s University with a Bachelor of Commerce and is a chartered accountant. Mr. O’Neill received an Honorary LLD from Queen’s University and is a Fellow of the Institute of Corporate Directors.
BOARD & COMMITTEE ATTENDANCE DURING 2012
	MEETING ATTENDANCE	TOTAL BOARD & COMMITTEE ATTENDANCE
Board (Chair)	10/10	100%
OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS
PRESENT BOARDS		PAST BOARDS
Adecco S.A.	2004 – present	Nexen Inc.	2002 – 2013
Loblaw Companies Limited	2003 – present
The Bank of Nova Scotia	2008 – present
OWNERSHIP AND TOTAL VALUE OF EQUITY
MARCH 8, 2012		MARCH 7, 2013
BCE Common Shares	2,745	BCE Common Shares	2,745
BCE Deferred Share Units	26,301	BCE Deferred Share Units	36,243
Value ($)	1,201,633	Value ($)	1,833,606
SHAREHOLDING REQUIREMENTS
Percentage of 5-year Target Achieved	382%	Target Date to Meet Requirement	Met

The Honourable James Prentice P.C., Q.C. Calgary (Alberta) Canada
Senior Executive Vice-President and Vice Chairman CIBC SINCE JANUARY 2011

AGE	56
STATUS	Independent
JOINED BOARD	July 2011

AREAS OF EXPERTISE
- Government & Regulatory Affairs - Mergers & Acquisitions
Mr. Prentice is responsible for expanding Canadian Imperial Bank of Commerce’s (chartered bank) relationships with corporate clients across Canada and abroad, and with providing leadership on strategic initiatives to enhance CIBC’s position in the market. Mr. Prentice is well known for his contribution to public life in Canada. He was first elected as the Member of Parliament for Calgary Centre North in 2004 and re-elected in 2006 and 2008. From January 2006 until November 2010 he was one of the most senior ministers in the Canadian government, serving variously as the Minister of Industry, the Minister of the Environment and the Minister of Indian Affairs and Northern Development. In addition, Mr. Prentice chaired the Operations Committee of Cabinet and sat on the Priorities and Planning Committee from 2006 through November 2010. Prior to entering public office, Mr. Prentice practiced law in Calgary, specializing in commercial law and property rights. He served as the Co-Chair of the Indian Claims Commission of Canada from 1993 until 2000. He graduated from the University of Alberta with a Bachelor of Commerce in 1977 and then entered Dalhousie Law School as a Dunn Scholar, graduating with his Bachelor of Laws in 1980. Mr. Prentice was designated a Queen’s Counsel in 1992.
BOARD & COMMITTEE ATTENDANCE DURING 2012
	MEETING ATTENDANCE	TOTAL BOARD & COMMITTEE ATTENDANCE
Board	9/9	100%
Audit Committee	5/5
OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS
PRESENT BOARDS		PAST BOARDS
N/A		N/A
OWNERSHIP AND TOTAL VALUE OF EQUITY
MARCH 8, 2012		MARCH 7, 2013
BCE Common Shares	1,320	BCE Common Shares	1,320
BCE Deferred Share Units	1,745	BCE Deferred Share Units	5,735
Value ($)	126,799	Value ($)	331,797
SHAREHOLDING REQUIREMENTS
Percentage of 5-year Target Achieved	69%	Target Date to Meet Requirement	July 20, 2016

18 BCE Inc. | 2013 Management Proxy Circular |

Robert C. Simmonds Toronto (Ontario) Canada
Chairman Lenbrook Corporation SINCE APRIL 2002

AGE	59
STATUS	Independent
JOINED BOARD	May 2011

AREAS OF EXPERTISE
- Telecommunications - Technology
Mr. Simmonds is a seasoned Canadian telecommunications executive who has served in public company roles from 1994 to 2006. From 1985 until 2000, he served as Chairman of Clearnet Communications Inc., a Canadian wireless competitor that launched two all-new digital mobile networks. He became the Chairman of Lenbrook Corporation (national distributor of electronics components and radio products) in 2002, having been a founder and director of the company since 1977. Internationally regarded as a leading wireless communications engineer and mobile spectrum authority, Mr. Simmonds has played a key role in the development of Canada’s mobile spectrum policies for more than 30 years. He is an executive with the Radio Advisory Board of Canada (RABC), the body that provides unbiased and technically expert advice to the federal Department of Industry, and is a past Chair of the Canadian Wireless Telecommunications Association (CWTA). A laureate and member of Canada’s Telecommunications Hall of Fame and recipient of the Engineering Medal for Entrepreneurship from Professional Engineers Ontario, Mr. Simmonds earned his B.A. Sc. in Electrical Engineering at the University of Toronto.
BOARD & COMMITTEE ATTENDANCE DURING 2012
	MEETING ATTENDANCE	TOTAL BOARD & COMMITTEE ATTENDANCE
Board	10/10	100%
Audit Committee	5/5
Governance Committee	3/3
OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS
PRESENT BOARDS		PAST BOARDS
N/A		N/A
OWNERSHIP AND TOTAL VALUE OF EQUITY
MARCH 8, 2012		MARCH 7, 2013
BCE Common Shares	68,000	BCE Common Shares	93,000
BCE Deferred Share Units	2,809	BCE Deferred Share Units	7,221
Value ($)	2,929,368	Value ($)	4,713,394
SHAREHOLDING REQUIREMENTS
Percentage of 5-year Target Achieved	982%	Target Date to Meet Requirement	Met

Carole Taylor Vancouver (British Columbia) Canada
Corporate Director SINCE SEPTEMBER 2010

AGE	67
STATUS	Independent
JOINED BOARD	August 2010

AREAS OF EXPERTISE
- Telecommunications - Government & Regulatory Affairs
Ms. Taylor served as Chair of the Federal Finance Minister’s Economic Advisory Council from December 2008 to January 2010. Ms. Taylor was also Senior Advisor for Borden Ladner Gervais LLP (law firm) until September 2010. She served as Minister of Finance for British Columbia from June 2005 to June 2008. In May 2005, Ms. Taylor was elected to the Legislative Assembly of British Columbia to represent the riding of Vancouver-Langara. From July 2001 to March 2005, she served as Chair of CBC/Radio-Canada. She is the Chancellor of Simon Fraser University. Ms. Taylor earned her B.A. in English at the University of Toronto’s Victoria College.
BOARD & COMMITTEE ATTENDANCE DURING 2012
	MEETING ATTENDANCE	TOTAL BOARD & COMMITTEE ATTENDANCE
Board	10/10	100%
Compensation Committee	5/5
Pension Committee	4/4
OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS
PRESENT BOARDS		PAST BOARDS
N/A		The Toronto Dominion Bank	2009 – 2012
OWNERSHIP AND TOTAL VALUE OF EQUITY
MARCH 8, 2012		MARCH 7, 2013
BCE Common Shares	24,000	BCE Common Shares	24,000
BCE Deferred Share Units	3,409	BCE Deferred Share Units	5,724
Value ($)	1,133,910	Value ($)	1,397,920
SHAREHOLDING REQUIREMENTS
Percentage of 5-year Target Achieved	291%	Target Date to Meet Requirement	Met

19 BCE Inc. | 2013 Management Proxy Circular |

Paul R. Weiss FCPA, FCA Niagara-on-the-Lake (Ontario) Canada
Corporate Director and Chartered Accountant SINCE APRIL 2008

AGE	65
STATUS	Independent
JOINED BOARD	May 2009

AREAS OF EXPERTISE
- Accounting & Finance - Mergers & Acquisitions
Mr. Weiss is director and audit committee member of The Empire Life Insurance Company and was a director at ING Bank of Canada until November 2012. He is Chair of the Board and a director of Soulpepper Theatre Company, a director of Niagara International Music Festival and past Chair of Toronto Rehab Foundation. For over 40 years, until his retirement in 2008, he was with KPMG LLP. He served as Managing Partner of the Canadian Audit Practice (KPMG Canada), a member of KPMG Canada’s Management Committee, and a member of the International Global Audit Steering Group. Mr. Weiss holds a Bachelor of Commerce degree from Carleton University.
BOARD & COMMITTEE ATTENDANCE DURING 2012
	MEETING ATTENDANCE	TOTAL BOARD & COMMITTEE ATTENDANCE
Board	10/10	100%
Audit Committee (Chair)	5/5
Pension Committee	4/4
OTHER PUBLIC BOARD DIRECTORSHIPS DURING THE LAST FIVE YEARS
PRESENT BOARDS		PAST BOARDS
Torstar Corporation	2009 – present	N/A
OWNERSHIP AND TOTAL VALUE OF EQUITY
MARCH 8, 2012		MARCH 7, 2013
BCE Common Shares	0	BCE Common Shares	0
BCE Deferred Share Units	17,497	BCE Deferred Share Units	21,181
Value ($)	723,850	Value ($)	996,142
SHAREHOLDING REQUIREMENTS
Percentage of 5-year Target Achieved	208%	Target Date to Meet Requirement	Met

20 BCE Inc. | 2013 Management Proxy Circular |

Corporate GOVERNANCE PRACTICES

This section provides information pertaining to our Board, the committees of our Board, our shareholder engagement and our ethical values and policies.

BCE’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange (NYSE). Our practices described in this section comply with the Canadian Securities Administrators’ (CSA) corporate governance guidelines as well as the CSA’s rules relating to audit committees and certification of financial information. Since the Corporation has securities registered in the United States, we are subject to, and comply with, the provisions of the Sarbanes-Oxley Act and related rules and regulations of the U.S. Securities and Exchange Commission (SEC). In addition, since the Corporation’s common shares are listed on the NYSE, we follow certain NYSE corporate governance rules applicable to foreign private issuers like BCE. We comply with such mandatory NYSE governance rules and voluntarily comply in all material respect with all other NYSE governance rules, except as summarized under “Governance Practices” in the governance section of our website at www.bce.ca, under the heading Differences between BCE Practices and NYSE.

BCE IS COMMITTED TO SOUND PRINCIPLES OF CORPORATE GOVERNANCE.

BOARD OF DIRECTORS

The Board has overall responsibility for the supervision of the management of BCE’s business and affairs. In exercising this responsibility, the Board must act in accordance with a number of rules and standards, including:

  the Canada Business Corporations Act

  the Bell Canada Act

  other laws that apply to telecommunications companies

  laws of general application

  BCE’s articles and by-laws

  BCE’s administrative resolution and the written charters of the Board and each of its committees

  BCE’s Code of Business Conduct, Complaint Procedures for Accounting and Auditing Matters and other internal policies.

AT EACH MEETING, THE DIRECTORS MEET WITHOUT MANAGEMENT, THAT IS, WITH ONLY THE INDEPENDENT DIRECTORS.

In 2012, the Board held 10 meetings. At each meeting, the directors meet without management, that is, with only the independent directors. During 2012, each such in camera session was chaired by Mr. T.C. O’Neill, Chair of the Board of BCE.

Role of the Board of Directors

The Board is responsible for the supervision of the management of the business and affairs of the Corporation. In furtherance of its purpose, the Board assumes the duties and responsibilities described in its written charter, which has been approved by the Board and is attached as Schedule C to this Circular.

The charter can also be found under “Mandates” in the governance section of our website at www.bce.ca. Some of the duties and responsibilities of the Board are first reviewed and recommended by the appropriate committee and then submitted to the full Board for its consideration and approval. Highlighted below is a discussion of some key aspects of the role of the Board, notably with respect to strategic planning, succession planning and risk oversight.

Strategic Planning

Each May, our executive leadership team reviews a  current 5-year strategic view for each business unit, enabling a company-wide perspective on key opportunities and risks, and providing the foundation for our long-term capital planning. Each December, the Board holds a day-long planning session to review and approve our strategic plan which takes into account, among other things, the opportunities and risks of the businesses for the upcoming year. The Board reviews and approves at that meeting the corporate financial objectives and operating plan of each business unit, including the significant capital and operating allocations. As well, the Board frequently discusses aspects of the strategy and frequently reviews and assesses the implementation of our strategic initiatives.

21 BCE Inc. | 2013 Management Proxy Circular |

Succession Planning

A critical responsibility of the Compensation Committee is to ensure that a comprehensive succession plan is in place for the Corporation’s most senior executive leaders. To achieve this, the Compensation Committee meets annually with the President and Chief Executive Officer (President and CEO) to review and update the succession plan for all executive officers, including the President and CEO position.

The plan identifies potential successors for each executive and highlights any personal development experiences required for each candidate to be fully prepared to take on the position. In addition, if appropriate, the plan identifies any candidates who could assume critical leadership roles in the short term should unexpected events leave such roles vacant earlier than expected.

EFFECTIVE SUCCESSION PLANNING HAS LONG BEEN A FOCUS OF THE BOARD. THE COMPENSATION COMMITTEE REVIEWS THE SUCCESSION PLANNING PROCESS AND RESULTS FOR EXECUTIVE MANAGEMENT ANNUALLY.

The executive succession plan is fully integrated with the Corporation’s overall succession planning process, which covers all key management positions and ensures that a strong pipeline of talent is being developed at all levels in the organization.

In addition to the regular annual review, key executive talent and succession plans are discussed by the Compensation Committee throughout the year, for example, as part of the performance reviews used to determine executive compensation. Please see Succession Planning in the section entitled Compensation Discussion & Analysis for more details.

Risk Oversight

At BCE, the full Board is entrusted with the responsibility for identifying and overseeing the significant risks to which BCE’s business is exposed and ensuring there are processes in place to effectively identify, monitor and manage them. These processes seek to mitigate rather than eliminate risk. A significant risk is generally defined as an exposure that has the potential to materially impact BCE’s ability to meet or support its business objectives. The Board delegates responsibility for the execution of certain elements of the risk oversight program to Board committees in order to ensure appropriate expertise, attention and diligence, with reporting to the Board in the ordinary course.

Management undertakes an enterprise-wide process to identify, classify, assess and report on BCE’s significant risks and mitigations strategies. This work takes into account the results from an annual enterprise-wide on-line risk survey sent to all senior management at or above the vice-president level. For a detailed explanation of the material risks applicable to BCE and its affiliates, see the sections entitled Our Competitive Environment, Our Regulatory Environment and Risks that Could Affect Our Business and Results in BCE’s Management’s Discussion and Analysis dated March 7, 2013 included in BCE’s 2012 Annual Report, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on BCE’s website at www.bce.ca. Risk information is reviewed by committees of the Board and/or the full Board throughout the year and business leaders present updates on the execution of business strategies, risks and mitigation activities.

WE HAVE IN PLACE ROBUST PROCESSES TO ENABLE THE BOARD TO IDENTIFY AND MONITOR THE SIGNIFICANT RISKS TO WHICH OUR BUSINESS IS EXPOSED.

The Audit Committee is responsible for ensuring that appropriate risk management processes are in place across the organization. The Audit Committee reviews a risk report on a semi-annual basis and regularly considers risks such as those relating to financial reporting, legal proceedings, physical security, performance of critical infrastructure, information security, privacy and records management, business continuity and the environment. The Audit Committee considers the effectiveness of the operation of BCE’s internal control procedures and reviews reports from BCE’s internal audit group and BCE’s external auditors. As part of its risk management process activities, the Audit Committee ensures that significant risks identified are referred to a Board committee or the full Board for oversight, as appropriate. The Compensation Committee, which acts as the human resources committee of the Board, considers risks which include those relating to compensation, succession planning and health and safety practices, while an important focus for the Pension Committee is risks associated with Bell Canada’s employee benefit obligations. Oversight of certain other risks, such as our competitive and regulatory environment, customer service, strategy development, strategic network evolution, information technology and business integration is retained by the full Board.

BCE’s internal audit group develops its annual plan leveraging a range of considerations which include a risk-based review of business activities, related processes and supporting controls. On a quarterly basis, the internal audit group reports to the Audit Committee on the results of internal audits and on specific areas identified for improvement. The internal audit group also seeks to promote effective risk management in BCE’s lines of business and takes an active role in supporting them in fulfilling their risk reporting responsibilities to the Board.

22 BCE Inc. | 2013 Management Proxy Circular |

Committees of the Board of Directors

There are four standing committees of the Board: the Audit Committee, the Compensation Committee, the Governance Committee and the Pension Committee. It is BCE’s policy that each of the Audit Committee, the Compensation Committee and the Governance Committee must be comprised solely of independent directors. As well, during 2012 none of the members of the Audit Committee has directly or indirectly accepted any consulting, advisory or other compensatory fee from BCE, other than ordinary director fees. The Board has concluded that all of the directors who served as members of the Audit Committee, the Compensation Committee and Governance Committee during 2012 are independent under our director independence standards and that members of the Audit Committee met the more stringent Audit Committee independence tests under National Instrument 52-110 – Audit Committees and the NYSE governance rules.

IT IS BCE’S POLICY THAT EACH OF THE AUDIT COMMITTEE, THE COMPENSATION COMMITTEE AND THE GOVERNANCE COMMITTEE MUST BE COMPRISED SOLELY OF INDEPENDENT DIRECTORS.

The complete charter of each Board committee can be found in the governance section of our website at www.bce.ca and the Audit Committee charter is also attached as Schedule 2 to BCE’s annual information form for the year ended December 31, 2012 (which you can access on our website at www.bce.ca, SEDAR at www.sedar.com and EDGAR at www.sec.gov).

As well, the position description of the committee chairs is detailed in the corresponding committee charter. At each regularly scheduled Board meeting, each committee of the Board, through the committee Chair, provides a report to the Board on its activities.

NUMBER OF
MEETINGS HELD
COMMITTEE	IN 2012	MEMBERS IN 2012	INDEPENDENT?
Audit	5	P.R. Weiss (Chair)	YES
		A. Bérard	YES
		S. Brochu	YES
		D.F. Denison	YES
(since October 31, 2012)
		A.S. Fell	YES
		J. Prentice	YES
		R.C. Simmonds	YES
Compensation	5	R.A. Brenneman (Chair)	YES
		B.K. Allen	YES
		A. Bérard	YES
		A.S. Fell	YES
		C. Taylor	YES
Governance	3	R.E. Brown (Chair)	YES
		B.K. Allen	YES
		S. Brochu	YES
		E.C. Lumley	YES
		R.C. Simmonds	YES
Pension	4	E.C. Lumley (Chair)	YES
		R.A. Brenneman	YES
		R.E. Brown	YES
		D.F. Denison	YES
(since October 31, 2012)
		C. Taylor	YES
		P.R. Weiss	YES

23 BCE Inc. | 2013 Management Proxy Circular |

AUDIT COMMITTEE

The purpose of the Audit Committee is to assist the Board in its oversight of:

  the integrity of BCE’s financial statements and related information

  BCE’s compliance with applicable legal and regulatory requirements the independence, qualifications and appointment of the external auditors the performance of both the external and internal auditors management’s responsibility for assessing and reporting on the effectiveness of internal controls, and the Corporation’s enterprise risk management processes.

Please refer to the section entitled Audit Committee Report for a complete description of such committee.

COMPENSATION COMMITTEE

The purpose of the Compensation Committee is to:

  assist the Board in its oversight responsibilities concerning compensation, nomination, evaluation and succession of officers and other management personnel, and oversee BCE’s health and safety policies and practices.

Please refer to the section entitled Compensation Committee Report for a complete description of such committee. Please refer to the section entitled Compensation Discussion & Analysis for a description of fees paid to external compensation advisors in 2012.

GOVERNANCE COMMITTEE

The purpose of the Governance Committee is to assist the Board in:

  developing and implementing BCE’s corporate governance guidelines identifying individuals qualified to become members of the Board determining the composition of the Board and its committees determining the directors’ remuneration for Board and committee service developing and overseeing a process to assess the Chair of the Board, the Board, committees of the Board, chairs of committees, and individual directors, and reviewing and recommending for Board approval BCE’s policies concerning business conduct, ethics, public disclosure of material information and other matters.

Please refer to the section entitled Governance Committee Report for a complete description of such committee.

PENSION COMMITTEE

The purpose of the Pension Committee is to assist the Board in its oversight responsibilities related to:

  the administration, funding and investment of BCE’s pension plans and fund, and the unitized pooled fund sponsored by BCE for the collective investment of the fund and the participant subsidiaries’ pension funds.

Please refer to the section entitled Pension Committee Report for a complete description of such committee.

24 BCE Inc. | 2013 Management Proxy Circular |

Chair of the Board of Directors

BCE’s by-laws provide that directors may determine from time to time whether the Chair should be an officer of BCE or should act solely in a non-executive capacity. Should they decide that the Chair be an officer acting in an executive capacity, the Board must designate one of its members as the “lead director,” who is responsible for ensuring that the Board can function independently of management.

FOR THE PAST SEVERAL YEARS, THE BOARD HAS DECIDED THAT THE CHAIR SHOULD BE SEPARATE FROM MANAGEMENT.

Mr. T.C. O’Neill is currently serving as Chair of the Board and he is not an executive officer of BCE, and is considered independent under our director independence standards which are consistent with National Policy 58-201 – Corporate Governance Guidelines, National Instrument 58-101 – Disclosure of Corporate Governance Practices, and the NYSE governance rules.

The detailed mandate of the Board Chair is included in the mandate of the Board, which can be found in Schedule C to this Circular and in the governance section of our website at www.bce.ca.

President and Chief Executive Officer

BCE’s President and CEO has primary responsibility for the management of the business and affairs of BCE. As such, the President and CEO, subject to the Board’s approval, develops BCE’s strategic and operational orientation. In so doing, he provides leadership and vision for the effective overall management, profitability and growth of BCE, and for increasing shareholder value and ensuring compliance with policies adopted by the Board. The President and CEO is directly accountable to the Board for all of BCE’s activities. The Board approved a written position description for the President and CEO, a copy of which is attached at Schedule D to this Circular and is also available in the governance section of our website at www.bce.ca.

Composition of the Board of Directors and Nomination of Directors

In terms of the composition of BCE’s Board, the objective is to have a sufficient range of skills, expertise and experience to ensure that the Board can carry out its responsibilities effectively. Directors are chosen for their ability to contribute to the broad range of issues with which the Board routinely deals.

The Board reviews each director’s contribution and determines whether the Board’s size allows it to function efficiently and effectively. The Board believes that a board of directors composed of 14 members promotes effectiveness and efficiency.

The Governance Committee receives suggestions for Board candidates from individual Board members, the President and CEO, shareholders and professional search organizations. On a regular basis, the Governance Committee reviews the current profile of the Board, including average age and tenure of individual directors and the representation of various areas of expertise, experience and diversity.

The Board strives to achieve a  balance between the need to have a  depth of institutional experience from its members on the one hand and the need for renewal and new perspectives on the other hand. The Board tenure policy does not impose an arbitrary retirement age limit, but with respect to term limit, it sets as a guideline that directors serve up to a maximum term of 12 years, assuming they are re-elected annually and meet applicable legal requirements. The Board, however, upon recommendation of the Governance Committee, is able to, in certain circumstances, extend a  director’s initial 12-year term limit.

THE GOVERNANCE COMMITTEE MAINTAINS AN EVERGREEN LIST OF POTENTIAL DIRECTORS WHOSE SKILLS AND EXPERTISE MAP THE DESIRED COMPETENCY AND EXPERIENCE REQUIREMENTS AND WHOM THE GOVERNANCE COMMITTEE RECOMMENDS JOINING THE BOARD IF AND WHEN AN OPPORTUNITY ARISES.

Competency Requirements

We maintain a “competency” matrix where directors indicate their expertise level in areas we think are required at the Board for a company like ours. Each director has to indicate the degree to which he/she believes they possess such competency. The table below lists the top two competencies of our current directors together with their age range, tenure, linguistic background and residency.

25 BCE Inc. | 2013 Management Proxy Circular |

	AGE			TENURE AT BCE			LINGUISTIC		REGION					TOP TWO COMPETENCIES(1)
NAME	UNDER 60	60 -69	70 - 75	1 - 5 YEARS OF SERVICE	6 - 10 YEARS OF SERVICE	11 - 12 YEARS OF SERVICE	ENGLISH	FRENCH	BRITISH COLUMBIA	ALBERTA	ONTARIO	QUÉBEC	U. S.	TELE- COMMUNI- CATIONS	TECHNO- LOGY	RETAIL/ CUSTOMER EXPERIE- NCE	ACCOUN- TING & FINANCE	INVES- TMENT BANKING	MERG- ERS & ACQUI- SITIONS	GOVERN- MENT AND REGULA- TORY AFFAIRS	MANA- GEMENT /CEO
B.K. Allen		X		X			X						X	X	X
A. Bérard			X		X		X	X				X					X				X
R.A. Brenneman		X			X		X			X						X					X
S. Brochu	X			X			X	X				X								X	X
R.E. Brown		X		X			X	X				X							X		X
G.A. Cope	X			X			X				X			X							X
D.F. Denison		X		X			X				X						X				X
A.S. Fell			X			X	X				X							X			X
E.C. Lumley			X		X		X	X			X									X	X
T.C. O’Neill		X			X		X	X			X						X				X
J. Prentice	X			X			X			X									X	X
R.C. Simmonds	X			X			X				X			X	X
C. Taylor		X		X			X		X					X						X
P.R. Weiss		X		X			X				X						X		X

(1) DEFINITION OF CORE COMPETENCIES

Telecommunications: Senior executive experience in the telecommunications industry

Technology: Senior executive experience in the technology industry:

Retail/Customer Experience: Senior executive experience in a mass consumer industry

Accounting & Finance: Senior executive experience in financial accounting and reporting, and corporate finance. Very familiar with internal financial controls and IFRS

Investment Banking: Experience in investment banking

Mergers & Acquisitions: Experience in major transactions involving publicly listed companies

Government and Regulatory Affairs: Experience in, or strong understanding of, the workings of government and public policy in Canada

Management/CEO: Experience working as a CEO of a large publicly listed company or large organization or other senior executive experience driving strategic direction and leading growth

Audit Committee Members’ Financial Literacy, Expertise and Simultaneous Service

Under applicable rules, the Corporation is required to disclose whether its Audit Committee members include at least one “audit committee financial expert”. In addition, we are subject to Canadian and NYSE corporate governance rules relating to audit committees and certification of financial information requiring that all Audit Committee members be financially literate.

The Board has determined that all members of the Audit Committee during 2012 were, and all current members of the Audit Committee are, financially literate. In respect of the current Audit Committee members, as well as members during 2012, the Board determined that at least one of the members of the Audit Committee, being the current Chair of the Audit Committee, Mr. P.R. Weiss, is qualified as an “audit committee financial expert”.

The NYSE rules followed by the Corporation require that if an audit committee member serves simultaneously on the Audit Committee of more than three public companies, the Board must determine and disclose that this simultaneous service does not impair the ability of the member to effectively serve on the Audit Committee.

26 BCE Inc. | 2013 Management Proxy Circular |

In addition to serving on the Corporation’s Audit Committee, Mr. A. Bérard serves on the audit committees of the following public companies: Bombardier Inc., Groupe BMTC Inc. and TransForce Inc. The Board has carefully reviewed the Audit Committee service of Mr. A. Bérard and has concluded that these other activities did not during 2012, and do not currently, impair his ability to effectively serve on the Audit Committee. This conclusion is based on the following:

  he is retired and is not involved in professional activities other than serving on various public company boards of directors and audit committees he has extensive accounting and financial knowledge and experience, which serves the best interests of the Corporation, and he makes valuable contributions to the Corporation’s Audit Committee.

Board of Directors’ Assessments

As part of its charter, the Governance Committee develops and oversees a process to enable each director to assess the effectiveness and performance of the Board and its Chair, the Board committees and their respective chairs and themselves as a member of the Board. For 2012, the assessment process was conducted as follows:

DIRECTORS’ QUESTIONNAIRE

Each director completed a  set of questionnaires aimed at evaluating their own performance as a member of the Board, their assessment of the performance of the Board as a whole and its Chair, as well as the performance of each Board committee on which they serve and their respective Chair.

FEEDBACK

Following this process, an in camera session of the Board was held, at which the Board discussed and reviewed feedback from the questionnaires and the one-on-one meetings and considered the appropriateness of any modifications or enhancements to the effective performance of the Board, its committees, the Chair of the Board, the respective Chairs of the Board committees and individual directors.

ONE-ON-ONE MEETING

Results were reviewed by each of the Chair of the Board and the Chair of the Governance Committee.

Each director then met with the Chair of the Board and the Chair of the Governance Committee to review the results of the questionnaires and to discuss and assess the performance of their director colleagues.

27 BCE Inc. | 2013 Management Proxy Circular |

Independence of the Board of Directors

It is the Board’s policy that at least a majority of its members must be independent. Acting on the recommendation of the Governance Committee, the Board is responsible for determining whether or not each director is independent. For a director to be considered independent, the Board must determine that the director does not have any direct or indirect material relationship with BCE. The Board analyzes all of the relationships each director has with BCE. To guide this analysis, the Board has adopted director independence standards. These standards are consistent with National Policy 58-201 – Corporate Governance Guidelines, National Instrument 58-101 – Disclosure of Corporate Governance Practices and the NYSE rules, and can be found in Schedule B to this Circular and in the governance section of our website at www.bce.ca.

In general, a director who meets these standards and who does not otherwise have a material relationship with BCE would be considered independent under such rules. Information concerning the relationships each director has with BCE is collected through the following sources: directors’ responses to our annual Directors & Officers questionnaire, biographical information of directors, and our internal corporate records.

ALL BOARD MEMBERS OTHER THAN THE PRESIDENT AND CEO ARE INDEPENDENT. ALL MEMBERS OF THE COMMITTEES OF THE BOARD ARE INDEPENDENT.

Evaluating the relationships of each director with BCE against the independence standards outlined above, the Board determined, as of the date of this Circular, that each of BCE’s current director nominees (with the exception of our President and CEO, Mr. G.A. Cope) does not have a material relationship with BCE and is considered to be independent. As an officer of BCE, Mr. G.A. Cope is not considered to be independent under these rules.

In the course of the Board’s determination regarding independence, it considered any relevant transactions, relationships and arrangements as required by our independence standards. In particular, with respect to each of the most recent three completed fiscal years, the Board evaluated for Ms. Brochu and each of Messrs. B.K. Allen, E.C. Lumley, J. Prentice and R.C. Simmonds, the annual amount of billings to BCE by the company where they currently serve as partner or executive officer, and purchases by that company from BCE or Bell Canada. The Board determined that:

  the amount of sales and the amount of purchases in each of the last three fiscal years, if any, did not exceed the greater of U.S. $1 million or 2% of such company’s and BCE’s consolidated gross revenues, as applicable, and the products and services purchased and sold were standard products and services provided by the relevant entity in the normal course at commercial rates.

All members of the Audit Committee, Compensation Committee and Governance Committee must be independent as defined under BCE’s director independence standards. Members of the Audit Committee must also satisfy a more stringent independence requirement, as defined under BCE’s director independence standards. The Board has determined that, as of the date of this Circular, members of all committees of the Board are independent and that members of the Audit Committee satisfy this more stringent independence requirement.

STATUS OF DIRECTOR NOMINEES
NAME	INDEPENDENT	NOT INDEPENDENT	REASON FOR NON-INDEPENDENT STATUS
B.K. Allen	X
A. Bérard	X
R.A. Brenneman	X
S. Brochu	X
R.E. Brown	X
G.A. Cope		X	President and CEO
D.F. Denison	X
A.S. Fell	X
E.C. Lumley	X
T.C. O’Neill	X
J. Prentice	X
R.C. Simmonds	X
C. Taylor	X
P.R. Weiss	X

28 BCE Inc. | 2013 Management Proxy Circular |

Board Interlocks

The Board’s approach to board interlocks is to the effect that no more than two Board members may sit on the same public company board.

Common memberships on boards of public companies among our current directors are set out below. The Board has determined that these board interlocks do not impair the ability of these directors to exercise independent judgment as members of our Board.

COMPANY	DIRECTOR	COMMITTEE MEMBERSHIP
Bank of Montreal	S. Brochu	Audit
	G.A. Cope	Human Resources
Loblaw Companies Limited	A.S. Fell	Governance, Pension
	T.C. O’Neill	Governance
The Bank of Nova Scotia	R.A. Brenneman	Human Resources, Executive and Risk
	T.C. O’Neill	Audit, Executive and Risk

Expectations and Personal Commitments of Directors

The Board expects all of its members to comply with BCE’s Statement of Corporate Governance Principles & Guidelines. Members are also expected to comply with BCE’s policies that apply to directors and the various Board procedures and practices. These procedures include the declaration of interest and changes in principal occupation (see below for details), the conflict of interest guidelines (see below for details), the share ownership guidelines (see the section entitled Directors’ Compensation for details) and the Code of Business Conduct (see below under Ethical Business Conduct for details).

The Board also expects all of its members to demonstrate beyond reproach personal and professional characteristics. These characteristics include high ethical standards and integrity, leadership, financial literacy and current fluency in their own field of expertise.

The Board further expects all of its members to make meaningful commitments during their time as directors of BCE. Each director is expected to participate in the director orientation program and in continuing education and development programs. They are expected to develop and expand a broad, current knowledge of the nature and operation of our major businesses. Similarly, all members are expected to commit the necessary time required to be an effective and fully contributing member of the Board and of each Board committee on which they serve. In this regard, the Board recommends that directors limit the number of boards of directors on which they serve to no more than six public company boards, including BCE’s Board.

The Governance Committee is also responsible for administering BCE’s policy on directors’ attendance at meetings of the Board and its committees. Under this policy, the Corporate Secretary must report to the Governance Committee any director who did not attend at least 75% of the combined Board and committee meetings held in the year.

IN 2012, EACH DIRECTOR ATTENDED 100% OF BOARD AND COMMITTEE MEETINGS.

The following table indicates the attendance of our current directors at Board and committee meetings during 2012:

			COMPENSATION	GOVERNANCE	PENSION
NAME	BOARD	AUDIT COMMITTEE	COMMITTEE	COMMITTEE	COMMITTEE	TOTAL
B.K. Allen	9/9	–	5/5	3/3	–	100%
A. Bérard	10/10	5/5	5/5	–	–	100%
R.A. Brenneman	10/10	–	5/5 (Chair)	–	4/4	100%
S. Brochu	10/10	5/5	–	3/3	–	100%
R.E. Brown	10/10	–	–	3/3 (Chair)	4/4	100%
G.A. Cope(1)	10/10	–	–	–	–	100%
D.F. Denison(2)	3/3	–	–	–	–	100%
A.S. Fell	10/10	5/5	5/5	–	–	100%
E.C. Lumley	10/10	–	–	3/3	4/4 (Chair)	100%
T.C. O’Neill(3)	10/10 (Chair)	–	–	–	–	100%
J. Prentice	9/9	5/5	–	–	–	100%
R.C. Simmonds	10/10	5/5	–	3/3	–	100%
C. Taylor	10/10	–	5/5	–	4/4	100%
P.R. Weiss	10/10	5/5 (Chair)	–	–	4/4	100%

(1)	As President and CEO, Mr. G.A. Cope is not a member of any committee of the Board.
(2)	Mr. D.F. Denison was appointed to the Board and to the Audit Committee and the Pension Committee on October 31, 2012.
(3)	As Chair of the Board, Mr. T.C. O’Neill is not a member of any committee of the Board but attends as an ex officio member on all committees.

29 BCE Inc. | 2013 Management Proxy Circular |

Directors must follow the procedure for declaration of interest and changes in their principal occupation. The procedure is designed to enable the Governance Committee to be notified in a timely fashion of any change in a director’s external directorships and principal occupation, and to permit the Governance Committee to review and consider any possible effect of such a change on the suitability of that director’s continued service as a member of the Board. This procedure also states that directors are expected to tender their resignation upon a change in their principal occupation, which only becomes effective when it is accepted by the Board upon the recommendation of the Governance Committee.

BCE’s conflict of interest guidelines for directors set out how conflict situations will be managed during a Board meeting. If a director is deemed to have a conflict of interest because of an interest in a party to a proposed contract or transaction with BCE, then a specific “declaration of interest” is noted in the minutes of the meeting. As well, the conflicted director must abstain from voting on the matter. Depending on circumstances, the director may also withdraw from the meeting while the Board deliberates. This procedure is followed on an “as-required” basis.

Orientation and Continuing Education

New directors are given the opportunity to individually meet with members of senior management to aid in their understanding of our businesses. The Governance Committee assists new directors in becoming acquainted with BCE and its governance processes and encourages continuing education opportunities for all members of the Board.

DIRECTORS ARE GIVEN THE OPPORTUNITY TO ENHANCE THEIR UNDERSTANDING OF OUR OPERATIONS AND BUSINESSES.

We provide to new and existing directors a comprehensive reference manual containing information with respect to: all key corporate and Board policies, including the Code of Business Conduct; the structure and responsibilities of the Board and its committees; the legal duties and liabilities of directors; and BCE’s articles and by-laws.

All directors have regular access to senior management to discuss Board presentations and other matters of interest. We also give directors the opportunity to enhance their understanding of our operations and the telecommunications industry through various site visits or pairings for one day with field technicians.

The Board has adopted guidelines with respect to directors’ attendance at external continuing education programs under which BCE reimburses the costs of attendance, and we encourage our directors to attend conferences, seminars or courses, whether they be industry-specific to BCE or whether relevant to fulfill their role as a director. In recognition of the rapidly changing technology and competitive environment in our business, the Board at regularly scheduled meetings requires management to provide an in-depth review of the business segments in which we operate, as well as our industry in general.

In addition to the above description, we have also listed below a sample of different internal training sessions attended by our directors in 2012.

DATE	SUBJECT	ATTENDEES	PRESENTED BY
August 7, October 31	Update on recent developments in corporate governance	Governance Committee Members	Corporate Secretary
March 7, May 2, August 7, October 31	Update on pension reforms initiatives	Pension Fund Committee Members	Vice-President – Human Resources
February 8, March 7, May 2	Update on executive compensation trends and best practices	Compensation Committee Members	Executive Vice-President – Corporate Services
February 8, May 2, August 7, October 31	Update on audit governance and major accounting policies	Audit Committee Members	Senior Vice-President and Controller
March 8	700Mhz Spectrum Auction Update	All Board Members	President and CEO
August 8	Regulatory Update	All Board Members	Executive Vice-President and Chief Legal & Regulatory Officer
November 1	Enterprise Risk Management Update	All Board Members	Vice-President – Audit and Risk Advisory Services
March 7, May 2	Update on Bell’s Mental Health Initiatives in the West	R.A. Brenneman, C. Taylor	Executive Vice-President – Corporate Services
May 2	Technology/Spectrum/ Fiber-to-the-Home presentation	B.K. Allen, R.C. Simmonds	Executive Vice-President and Chief Technology Officer
December 5-6	Director’s Orientation Program	D.F. Denison, E.C. Lumley,	Each Business Unit Head
A.S. Fell, P.R. Weiss

30 BCE Inc. | 2013 Management Proxy Circular |

SHAREHOLDER ENGAGEMENT

The Board remains committed to engaging actively with the shareholders of the Corporation. Meetings are held regularly between our executive officers and institutional shareholders. On a quarterly basis, we hold a conference call with the investment community to review the financial and operating results of the quarter. We also hold an annual conference, usually in early February, with financial analysts and institutional investors where we present our financial outlook for the upcoming year and provide an overview of our business operations and strategies. Our executive officers and other members of the senior management team are regularly invited to speak at broker-sponsored industry investor conferences. All these presentations are accessible to our shareholders on our website at www.bce.ca.

Our Investor Relations department is committed to meeting with brokers and actively engages with retail shareholders to address any shareholder-related concerns and to provide public information on the Corporation. On a regular basis, either the Chair of the Board, the Chair of the Compensation Committee or the Chair of the Governance Committee and members of management meet with shareholder advocacy groups (for example the CCGG) to discuss governance issues.

We have in place various means of communications for receiving feedback from interested parties. We have a toll-free number for general inquiries (1-888-932-6666) and for investor and shareholder inquiries (1-800-339-6353). Shareholders and other interested parties may also communicate with the Board and its Chair by contacting the Corporate Secretary’s Office at corporate.secretariat@bell.ca or by calling at 514-786-8424. For any complaints and/or concerns with respect to BCE’s accounting, internal accounting controls or auditing matters, interested parties should consult our Complaint Procedures for Accounting and Auditing Matters on our website at www.bce.ca.

THE BOARD REMAINS COMMITTED TO ENGAGING ACTIVELY WITH THE SHAREHOLDERS OF THE CORPORATION.

Our shareholders will be asked again this year to consider and approve an advisory resolution on our approach to executive compensation. The Board, the Compensation Committee and management will continue existing practices discussed above regarding shareholder discussion and engagement. The Board and the Compensation Committee will continue to review and consider all shareholder feedback related to executive compensation matters. To facilitate questions and comments from shareholders the following means of communications are available:

  communicating with the Compensation Committee by mail: BCE Inc. c/o Chair of the Management Resources and Compensation Committee,
  1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, QC, H3E 3B3, or by email: corporate.secretariat@bell.ca using our web tool, accessible through our website at www.bce.ca under the banner “2013 Annual General Meeting of Shareholders” and then following the instructions on screen, or calling us at 1-800-339-6353 (service in both English and French).

The Corporation will review all correspondence received and will periodically post a summary of comments received, if any, together with our responses on our website, accessible through www.bce.ca under the banner “2013 Annual General Meeting of Shareholders”.

Also, the Compensation Committee and the Board will review and analyze the results of the advisory vote on our approach to executive compensation and will take into consideration such results when reviewing executive compensation philosophy, policies and programs.

The Board confirms that our current practices achieve substantially the same results as the CCGG’s Model Policy of the Board of Directors on Engagement with Shareholders on Governance Matters and “Say on Pay” Policy for Boards of Directors.

ETHICAL BUSINESS CONDUCT

Regular reports are provided to the Audit Committee and the Governance Committee with respect to our ethics program and our oversight of corporate policies across BCE.

BCE’s Executive Vice-President and Chief Legal & Regulatory Officer has overall responsibility for (among other things):

  the oversight of BCE’s ethics program, including the Code of Business Conduct and ethics training our anonymous 24/7 Employee Help Line that assists employees with any ethical issues and reporting of issues relating to questionable accounting, internal controls, auditing matters or corporate fraud, and the oversight of BCE’s corporate policy management framework designed to improve employee awareness and access to some of the core corporate policies and business unit-specific practices, processes and procedures.

31 BCE Inc. | 2013 Management Proxy Circular |

Corporate Policies

The most significant corporate-wide policies with respect to business ethics are the Code of Business Conduct, the Complaint Procedures for Accounting and Auditing Matters (Whistleblowing Procedures), the Disclosure Policy and the Auditor Independence Policy. These policies are available in the governance section of our website at www.bce.ca.

Code of Business Conduct

Our Code of Business Conduct provides various rules and guidelines for ethical behaviour based on BCE’s values, applicable laws and regulations and corporate policies. The Code of Business Conduct applies to all employees, officers and directors. In recognition of the important role of the directors and senior management personnel in demonstrating their commitment to and support of BCE’s ethics program, as embodied in the values and rules set out in the Code of Business Conduct, the Board requires all directors, officers and vice-presidents to certify annually their compliance with the Code of Business Conduct. This certification also confirms their express support for the setting of standards to discourage wrongdoing and to promote honest and ethical conduct throughout the organization.

THE BOARD REQUIRES ALL DIRECTORS, OFFICERS AND VICE-PRESIDENTS TO CERTIFY ANNUALLY THEIR COMPLIANCE WITH THE CODE OF BUSINESS CONDUCT.

Our shareholders, customers and suppliers expect honest and ethical conduct in all aspects of our business. Accordingly, we require that employees, officers and directors certify annually that they have reviewed and understood the Code of Business Conduct. In addition, all new employees are required to complete an online training course on the Code of Business Conduct within the first week of being hired. All employees are required to complete such online training course every two years.

Employees must also report to their manager any real or potential conflict of interest and, as required, provide written disclosure of such conflict to the Corporate Secretary. In addition to the requirements to comply with the conflict of interest guidelines and procedures set out in the Code of Business Conduct, all employees are required to disclose to the Corporate Secretary any potential or actual conflicts of interest. The Corporate Secretary is responsible for managing and resolving conflict of interest issues of employees.

BCE considers it vital that employees have the most effective tools to ask questions or raise issues concerning any ethical dilemma. Our Employee Help Line can be accessed online on a completely anonymous and confidential 24/7 basis, to ask questions or report concerns relating to issues under the Code of Business Conduct. This system is administered by an independent outside firm specializing in the field. This system also provides employees a means to track the progress of their enquiries online, responds to requests for additional information (when required) and provides BCE with an auditable record of issues raised.

THE AUDIT COMMITTEE HAS ESTABLISHED WHISTLEBLOWING PROCEDURES FOR CONFIDENTIALLY AND ANONYMOUSLY SUBMITTING CONCERNS FROM EMPLOYEES ABOUT QUESTIONABLE ACCOUNTING OR AUDITING MATTERS.

Complaint Procedures for Accounting and Auditing Matters

The Audit Committee has established procedures for receiving, filing and handling complaints that the Corporation or any of its subsidiaries might receive about:

  accounting, internal accounting control or auditing matters, and evidence of an activity that may constitute corporate fraud, violation of federal or provincial laws, or misappropriation of property that belongs to the Corporation or any of its subsidiaries.

Our employees have several means of communication available to them, such as an Employee Help Line which can be accessed either by telephone or online on a completely anonymous and confidential 24/7 basis, e-mail and regular mail.

Disclosure Policy

The Board periodically approves policies for communicating with our various stakeholders, including shareholders, employees, financial analysts, governments and regulatory authorities, the media and the Canadian and international communities. The Disclosure Policy was adopted to govern our communications to the investment community, the media and the general public. This policy was designed to assist us in seeking to ensure that our communications are timely, accurate and broadly disseminated according to the laws that apply to us. The policy establishes guidelines for the verification of the accuracy and completeness of information disclosed publicly and other guidelines dealing with various matters, including material information, news releases, conference calls and webcasts, electronic communications and rumours.

32 BCE Inc. | 2013 Management Proxy Circular |

Auditor Independence Policy

Our Auditor Independence Policy is a comprehensive policy governing all aspects of our relationship with the external auditors, including:

  establishing a process for determining whether various audit and other services provided by the external auditors affect their independence identifying the services that the external auditors may and may not provide to the Corporation and its subsidiaries pre-approving all services to be provided by the external auditors of the Corporation and its subsidiaries, and establishing a process outlining procedures when hiring current or former personnel of the external auditors in a financial oversight role to ensure auditor independence is maintained.

In particular, the policy specifies that:

  the external auditors cannot be hired to provide any services falling within the prohibited services category, such as bookkeeping, financial information system design and implementation and legal services for all audit or non-audit services falling within the permitted services category (such as prospectus, due diligence and non-statutory audits), a request for approval must be submitted to the Audit Committee prior to engaging the external auditors specific permitted services however are pre-approved annually and quarterly by the Audit Committee and consequently only require approval by the Executive Vice-President and Chief Financial Officer (CFO) prior to engaging the external auditors, and at each regularly scheduled Audit Committee meeting, a consolidated summary of all fees paid to the external auditors by service type is presented. This summary includes the details of fees incurred within the pre-approval amounts.

The Auditor Independence Policy is available in the governance section of our website at www.bce.ca.

Oversight and Reports

The Board is responsible for ensuring that BCE’s management creates and supports a culture in which ethical business conduct is recognized, valued and exemplified throughout the organization. The Board must also satisfy itself as to the integrity of the President and CEO, other corporate officers and senior management. Both the Governance Committee and the Audit Committee support the Board in its oversight of BCE’s ethics program. The Governance Committee has the responsibility for the content of the policies with respect to ethics, while the Audit Committee has the oversight responsibility for compliance with these policies.

The Audit Committee receives a quarterly report prepared by the Vice-President – Audit and Risk Advisory Services providing details of the complaints received in respect of accounting and auditing matters. This report also details the status of investigations and any follow-up action required.

The Chair of the Audit Committee is notified by either the Executive Vice-President and Chief Legal & Regulatory Officer or the Vice-President – Audit and Risk Advisory Services of any complaints that relate to accounting, internal controls, auditing matters or corporate fraud. The results of any investigation or follow-up action are provided to the Audit Committee.

GOVERNANCE DISCLOSURE

The following documents, to which we have made reference throughout this Circular, are available on our website at www.bce.ca:

  the charter of the Board, as well as of each of its committees, including the position description of their respective chairs the position description of the President and CEO

  our director independence standards

  our key corporate policies, including our Code of Business Conduct a summary of the differences between the NYSE rules and BCE’s corporate governance practices, and this statement of corporate governance practices

To obtain a printed version of any of these documents free of charge, please write to the Corporate Secretary’s Office at 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, Québec, Canada, H3E 3B3 or call 1-800-339-6353.

33 BCE Inc. | 2013 Management Proxy Circular |

Committee REPORTS

This section includes reports from each of the Board’s four standing committees and tells you about their current members, responsibilities and activities in the past year.

AUDIT COMMITTEE REPORT

The Audit Committee assists the Board in its oversight of the integrity of our financial statements, compliance with applicable legal and regulatory requirements, the independence, qualifications and appointment of the external auditors, the performance of both the external and internal auditors, management’s responsibility for assessing and reporting on the effectiveness of internal controls and our enterprise risk management processes.

Also see Schedule 1 – Audit Committee Information in our annual information form for the year ended December 31, 2012 (which you can access on our website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov), for information about the Audit Committee, including its charter, information about independence, financial literacy, relevant education and experience of Audit Committee members, as well as Audit Committee policies and procedures for engaging the external auditors. The charter of the Audit Committee is available in the governance section of our website at www.bce.ca.

HIGHLIGHTS FOR 2012

The Audit Committee communicates regularly and directly with management and the internal and external auditors. The Audit Committee held five meetings in 2012. Time is set aside at each regularly scheduled committee meeting for the committee members to meet without management, and without the internal and external auditors, and to meet separately with each of management and the internal and external auditors.

The Audit Committee continued to focus on four key areas in 2012:

  assessing the appropriateness of our financial reporting

  reviewing the adequacy of policies and processes for internal control over financial reporting, risk management and compliance with laws and regulations that apply to us, including oversight of compliance with our Code of Business Conduct and environmental policy monitoring the application of International Financial Reporting Standards (IFRS), and

  overseeing all aspects of the internal and external audit functions.

Financial Reporting

The Audit Committee meets to review the following documents with management and the external auditors and recommends them to the Board for approval:

  our annual financial statements and quarterly interim financial reports the related management’s discussion and analysis of financial condition and results of operations (MD&A)

  our annual report on Form 40-F for U.S. purposes

  our annual information form (AIF)

  our earnings press releases, and

  our Safe Harbour Notice Concerning Forward-Looking Statements.

This review is to provide reasonable assurance that:

  the Corporation’s financial reporting is complete and fairly presented in all material respects the accounting principles used to prepare our financial statements are appropriate, in particular where judgements, estimates, risks and uncertainties are involved, and we have provided adequate disclosure of material issues.

The Audit Committee also reviews new legal and regulatory initiatives that apply to us and the adoption and disclosure of new accounting standards. It also assesses the potential impact of choosing between accounting alternatives, when appropriate.

34 BCE Inc. | 2013 Management Proxy Circular |

Disclosure Controls & Procedures

The Audit Committee is responsible for overseeing management’s assessment of disclosure controls and procedures, related certifications provided by the President and CEO and the CFO and any related disclosures that may result from management’s assessment.

Under applicable rules, the Corporation is required to establish and maintain disclosure controls and procedures to ensure that the information we publicly disclose is accurately recorded, processed, summarized and reported on a timely basis. The Board has approved guidelines outlining the Corporation’s disclosure controls and procedures, as well as a written charter outlining the responsibilities, membership and procedures of the disclosure and compliance committee. This committee consists of officers and other key employees responsible for overseeing the accuracy and timeliness of the Corporation’s disclosure documents.

As part of our disclosure controls and procedures, we have established a comprehensive process to support the annual and quarterly certifications required under applicable rules. Among other things, these certifications by the President and CEO and the CFO state that:

  they are responsible for establishing and maintaining the Corporation’s disclosure controls and procedures they have evaluated the effectiveness of these disclosure controls and procedures the Corporation’s annual financial statements, quarterly interim financial reports, related MD&A and the AIF do not contain any untrue statement of a material fact, and the Corporation’s annual financial statements, quarterly interim financial reports and other financial information fairly present in all material respects the Corporation’s financial condition, results of operation and cash flows.

Internal Control Over Financial Reporting

The Audit Committee is responsible for overseeing management’s assessment of internal control over financial reporting (ICFR), related certifications provided by the President and CEO and the CFO and any related disclosures that may result from management’s assessment.

Management has established a comprehensive process to document ICFR and evaluate the effectiveness of such controls in compliance with applicable rules. Management has prepared a report on the effectiveness of ICFR as at December 31, 2012, which is filed as part of the Corporation’s annual report. This management report contains:

  a statement of management’s responsibilities for establishing and maintaining adequate ICFR a description of the framework used to evaluate, and management’s assessment of, the effectiveness of the Corporation’s ICFR, and a statement that the external auditors have issued an opinion to the effect that the Corporation’s ICFR was effective as at December 31, 2012.

Regulations also require that the President and CEO and the CFO, in separate individual certificates, attest as to the Corporation’s ICFR. The President and CEO and the CFO have certified that they have disclosed to the external auditors and the Audit Committee based on their most recent evaluation of ICFR:

  all significant deficiencies and material weaknesses, if any, in the design or operation of ICFR which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s ICFR.

The Audit Committee met with management, our internal auditor and the external auditors, Deloitte LLP, over the course of 2012 to receive status reports on management’s documentation and assessment process. Management and the President and CEO and the CFO provided the Audit Committee with their report on their review of the design and operating effectiveness of ICFR as at December 31, 2012. No material weakness in the design or operation of ICFR was noted.

The Audit Committee will continue to regularly monitor management’s evaluation process and our compliance with ICFR processes throughout 2013.

AUDIT FUNCTION

External Auditors

The Audit Committee is responsible for recommending to the Board the appointment of the external auditors and their compensation. The Audit Committee is directly responsible for:

  evaluating the external auditors to make sure that they fulfill their responsibilities. The Audit Committee reviews the external auditors’ performance against auditing standards, as well as their qualifications, independence, internal quality control procedures, audit plans and fees, and assessing the adequacy of the auditor independence policy and approving recommendations for changes to, and monitoring compliance with, the policy. This includes the process for approving in advance all audit and other services to be provided by the external auditors.

35 BCE Inc. | 2013 Management Proxy Circular |

Internal Auditor

The Audit Committee also oversees the internal audit function.

This includes:

  overseeing internal audit plans, staffing and budgets

  evaluating the responsibilities and performance of the internal auditor, and reviewing periodic internal audit reports and corrective actions being taken.

The Vice-President, Audit and Risk Advisory Services reports directly to the Chair of the Audit Committee.

Risk Management

The Audit Committee also reviews, monitors, reports and, where appropriate, provides recommendations to the Board regarding:

  our processes for identifying, assessing and managing risk, and our major financial risk exposures and the steps we take to monitor and control such exposures.

For additional information, please see Risk Oversight under the section entitled Corporate Governance Practices.

Other

The Audit Committee also reviews our compliance with respect to our environmental policies and carries out an annual evaluation of its performance with the Governance Committee, including a review of the adequacy of its charter. Finally, the Audit Committee reports regularly to the Board on its activities.

Report presented March 7, 2013, by:

P.R. Weiss, Chair
A. Bérard, S. Brochu, D.F. Denison, A.S. Fell, J. Prentice, R.C. Simmonds

36 BCE Inc. | 2013 Management Proxy Circular |

COMPENSATION COMMITTEE REPORT

The Compensation Committee is the human resources committee of the Board. The Compensation Committee assists the Board of Directors in its oversight responsibilities relating to compensation, nomination, evaluation and succession of the President and CEO, other officers and management personnel. In addition, the Compensation Committee oversees the Corporation’s health and safety policies and practices. The charter of the Compensation Committee is available in the governance section of our website at www.bce.ca.

Please refer to the section entitled Compensation Discussion & Analysis for a description of our compensation philosophy, policies and programs and how our President and CEO, our CFO and our three other most highly compensated executive officers are remunerated.

All five members of the Compensation Committee sit on other committees of the Board. Collectively they sit on all committees of the Board which provides for in-depth knowledge of and strong alignment with the work of these other committees. This also enables the Compensation Committee members to adequately assess the company’s risk profile in order to make decisions about the suitability of the company’s compensation policies and practices.

All members of the Compensation Committee have a thorough understanding of principles and policies underlying executive compensation decisions. They acquired this through experience as head of human resources of large publicly-traded corporations or as a former chair and chief executive officer of a sizeable business operating inside a large publicly-traded corporation, as well as through other means. All members currently serve or have served on compensation or human resources committees of other public companies. They have extensive knowledge of the most important subjects related to executive compensation such as the review of compensation contracts, leadership and succession planning, the development of incentive plans, the analysis of the compensation market, the financial analysis of compensation plans, pension fund administration, the regulatory environment and the negotiation of employment conditions. The table below demonstrates the breadth and balance of the expertise of the Compensation Committee members by highlighting their five most prominent skills related to compensation and human resources.

37 BCE Inc. | 2013 Management Proxy Circular |

NAME	CEO/EVP/CHIEF HR OF OTHER CORPORATION	MEMBER/CHAIR OF HR COMMITTEE	PENSION FUND ADMINISTRATION	DRAFTING/REVIEW OF COMP. CONTRACTS/REGULATORY	LEADERSHIP AND SUCCESSION PLANNING	DEVELOPMENT OF INCENTIVES	COMPENSATION MARKET ANALYSIS	FINANCIAL ANALYSIS OF COMPENSATION	NEGOTIATION OF EMPLOYMENT CONDITIONS
R.A. Brenneman	X	X	X	X	X
B.K. Allen		X			X		X		X
A. Bérard			X	X		X		X	X
A.S. Fell	X	X			X	X		X
C. Taylor(1)		X		X	X		X		X

(1)	Ms. C. Taylor served as Minister of Finance of British Columbia where she was responsible for labour negotiations with public officials.

HIGHLIGHTS FOR 2012

The Compensation Committee held five meetings in 2012. At each regularly scheduled meeting, the committee held an in-camera session with no members of management or advisors present.

Highlights of items reviewed, reported on or recommended by the Compensation Committee to the Board in 2012 include the following:

  the review of executive compensation philosophy, policies and arrangements. These are further detailed under the sections entitled The Board of Directors’ Letter to Shareholders and Compensation Discussion & Analysis

  the review and monitoring of the Corporation’s exposure to risk related to its executive compensation practices and policies and means to mitigate these risks the appointment or resignation of officers and the consequent compensation changes to ensure that they are appropriate in relation to both external and internal benchmarks the review of proposed major changes in organization or personnel with the President and CEO the review of the President and CEO’s performance and recommendation of the terms of his compensation to the independent directors of the Board for their approval the review with the President and CEO of the performance of the other executive officers including the review of their personal leadership development plans and the determination of their short-term incentive awards the review with the President and CEO of the company’s management resources and plans for ensuring appropriate succession for officers and other senior management personnel the review of benefit plans under the Compensation Committee’s authority the determination of equity-based grants for in-year promoted employees and new hires. Key terms of equity-based plans are disclosed under the sections entitled Compensation Discussion & Analysis and Compensation of Our Named Executive Officers

  the monitoring of developments related to executive compensation the monitoring of the “Say on Pay” voting results obtained at the Annual General Shareholder Meeting and related feedback received from shareholders the review of compliance by executive officers with share ownership requirements and monitoring of interim measures if requirements are not met the review of this report of the Compensation Committee and the Compensation Discussion & Analysis and Compensation of Our Named Executive Officers disclosure the review of health and safety procedures and compliance with respect to health and safety policies.

The Compensation Committee also carries out an annual evaluation of its performance with the Governance Committee including the review of the adequacy of its charter. At each regularly scheduled Board meeting, the Compensation Committee, through its Chair, provides a report to the Board on its activities.

INDEPENDENT ADVICE

Please refer to the section entitled Compensation Discussion & Analysis for a description of fees paid to external independent compensation advisors in 2012.

Report presented on March 7, 2013 by:

R.A. Brenneman, Chair
B.K. Allen, A. Bérard, A.S. Fell, C. Taylor

38 BCE Inc. | 2013 Management Proxy Circular |

GOVERNANCE COMMITTEE REPORT

The Governance Committee assists the Board in developing and implementing our corporate governance guidelines, identifying individuals qualified to become members of the Board and determining the composition of the Board and its committees, determining the directors’ remuneration, developing and overseeing an assessment process for the Board, and reviewing and recommending for Board approval our corporate policies concerning business conduct and ethics. The charter of the Governance Committee is available in the governance section of our website at www.bce.ca.

HIGHLIGHTS FOR 2012

The Governance Committee held three meetings in 2012. The Governance Committee communicates regularly and directly with the officers. Time is set aside at each regularly scheduled meeting for the committee members to meet without management.

Highlights of items reviewed, reported on or recommended by the Governance Committee to the Board in 2012 include the following:

  the size and composition of the Board to ensure that the Board and its committees continue to benefit from the range of skills, expertise and experience needed to function effectively and for sound succession planning the independence of directors and our director independence standards; these standards can be found in Schedule B of this Circular and are available in the governance section of our website at www.bce.ca the financial literacy and expertise of the members of the Audit Committee the consideration of existing and new board interlocks and of the possible effect of any change in a director’s external directorships or principal occupation on such director’s suitability to continue to serve as a director the nominees for director who will stand for election at the Meeting the annual review of the effectiveness of the Board and of its committees and the assessment of the performance of each director and of the Board, the Board Chair, Board committees and each committee Chair the directors’ attendance record

  the review of the adequacy and form of non-management directors’ compensation for serving on the Board and its committees, including the requirement for minimum share ownership, to ensure that it continues to be appropriate (please refer to the section entitled Directors’ Compensation for a complete description of the directors’ compensation in 2012)

  the monitoring of corporate governance developments

  how we align with various corporate governance guidelines and initiatives the Board’s statement of corporate governance principles and guidelines, including the majority voting guidelines for the election of directors, and the manner in which our shareholders will exercise their voting rights at the Meeting.

The Governance Committee also carries out an annual evaluation of its performance with the Board, and reviews annually the adequacy of the charter of the Board, the charter of the Governance Committee and the respective charters of each other committee of the Board. Finally, the Governance Committee reports regularly to the Board on its activities.

Report presented March 7, 2013, by:

R.E. Brown, Chair
B.K. Allen, S. Brochu, E.C. Lumley, R.C. Simmonds

39 BCE Inc. | 2013 Management Proxy Circular |

PENSION COMMITTEE REPORT

The Pension Committee advises the Board on policies relating to the administration, funding and investment of the pension plans, pension funds and master fund. For the defined benefit component, the master fund is a unitized pooled fund that the Corporation sponsors for the collective investment of its pension fund and the pension funds of its participating subsidiaries. For the defined contribution component, various investment options are offered through a multi-manager structure. The charter of the Pension Committee is available in the governance section of our website at www.bce.ca.

HIGHLIGHTS FOR 2012

The Pension Committee held four meetings in 2012. The Pension Committee communicates regularly and directly with the officers of the Corporation. Time is set aside at each regularly scheduled committee meeting for the committee members to meet without management.

Highlights of items reviewed and monitored, reported on or recommended by the Pension Committee to the Board in 2012 include the following:

  the performance of the pension funds and the applicable statements of investment policies and procedures and, in particular:
  – revising investment parameters such as the allocation of the fund’s equity investments and the overall structuring of the pension fund assets and the associated investment performance benchmarks
  – requesting regular updates on discussion between management and their pension investment advisory committee
  – continuing to monitor the allocation of fund assets between equities and fixed income to align more appropriately with pension liabilities the financial situation and ensuring required funding of BCE’s and Bell Canada’s pension plans and, in particular, their sensitivity to the volatility of financial markets and to the applicable long-term discount rates the pension integration plan for Bell Media and approving the required amendments to the Bell Media pension plans the recommendation to the Board of an additional voluntary contribution to the Bell Canada pension fund the overall structure of the investment process, including the periodic review of the performance of applicable investment managers, and the review of the operating systems (including control systems and procedures for supervising and monitoring the operating systems) in place for carrying out our responsibilities as employer and administrator of the pension plans, pension funds and master fund.

The Pension Committee also carries out an annual evaluation of its performance with the Governance Committee, including the review of the adequacy of its charter. Finally, the Pension Committee reports regularly to the Board on its activities.

Report presented March 7, 2013, by:

E.C. Lumley, Chair
R.A. Brenneman, R.E. Brown, D.F. Denison, C. Taylor, P.R. Weiss

40 BCE Inc. | 2013 Management Proxy Circular |

Director COMPENSATION

NARRATIVE DISCUSSION COVERING 2012 DIRECTORS’ COMPENSATION

In designing a compensation program for non-management directors, the objective is to ensure that the Corporation attracts and retains highly qualified, committed and talented members of the Board with an extensive and relevant breadth of experience, as well as to align the interests of directors with those of its shareholders.

The Board sets the compensation of non-management directors based on the Governance Committee’s recommendations. The Governance Committee regularly reviews the compensation of non-management directors and recommends to the Board such adjustments as it considers appropriate and necessary to recognize the workload, time commitment and responsibility of the Board and committee members and to remain competitive with director compensation trends in Canada and the U.S. Any director who is also an employee of the Corporation or any of its subsidiaries does not receive any compensation as a director.

CONSISTENT WITH THE RISKS AND RESPONSIBILITIES IN BEING AN EFFECTIVE DIRECTOR, OUR AIM IS TO ENSURE THAT OUR BOARD MEMBERSHIP IS OF THE HIGHEST QUALITY AND HAS A SUFFICIENT RANGE OF SKILLS, EXPERTISE AND EXPERIENCE.

The Governance Committee undertook in 2012 a review of compensation arrangements for non-management directors, which had last been reviewed in 2009. In August 2012, the Governance Committee retained the services of Hugessen Consulting Inc. (Hugessen) to provide expertise and advice on a compensation market review for the non-management directors. For this study, the Governance Committee asked Hugessen to: (1) confirm the appropriate comparator group for BCE non-management directors, (2) review the level and form of directors’ compensation for the comparator group, and (3) review the trends in level and form of director compensation in Canada and the U.S.

Following such review, the Governance Committee decided that no change to non-management compensation should be made at this time.

Comparator Group

As the Corporation has no significant U.S. operations and only one U.S. director, the Canadian comparator group used in the 2009 review was confirmed and updated. Such comparator group was selected by screening for companies with comparable size to BCE, approximately 0.5x to 2.0x BCE in the following measures (as of August 2012):

  Total enterprise value – approximate range of $15B to $60B, and

  Revenues – approximate range of $10B to $35B.

The following exceptions were made to the above criteria:

  Including the five major Canadian banks, and excluding controlled subsidiaries

  Retaining four companies which were slightly outside the sizing criteria (TransCanada Corporation, Canadian National Railway Company, Manulife Financial Corporation and Suncor Energy Inc.), and

  Removing one company due to its abnormal corporate structure and director pay structure.

41 BCE Inc. | 2013 Management Proxy Circular |

The comparator group used to benchmark the non-management director’s compensation for 2012 is as follows:

COMPANY NAME	PRIMARY INDUSTRY
Bank of Montreal	Diversified Banks
Barrick Gold Corporation	Mining
Brookfield Asset Management Inc.	Asset Management and Custody Banks
Canadian Imperial Bank of Commerce	Diversified Banks
Canadian National Railway Company	Railroads
Canadian Natural Resources Limited	Oil and Gas Exploration and Production
Cenovus Energy Inc.	Integrated Oil and Gas
Enbridge Inc.	Oil and Gas Storage and Transportation
Manulife Financial Corporation	Life and Health Insurance
Power Corporation of Canada	Life and Health Insurance
Suncor Energy Inc.	Integrated Oil and Gas
Rogers Communications Inc.	Integrated Communications Services
Royal Bank of Canada	Diversified Banks
Telus Corporation	Integrated Communications Services
The Bank of Nova Scotia	Diversified Banks
The Toronto-Dominion Bank	Diversified Banks
TransCanada Corporation	Oil and Gas Storage and Transportation

Of the companies in the non-management director’s compensation comparator group, approximately 50% are also included in the executives’ compensation comparator group. Both comparator groups represent a sample of the largest Canadian companies. In developing the executives’ compensation comparator group, efforts were made to ensure that there was approximately equal representation of industries in the group, which was not a selection criteria when developing the non-management director’s compensation comparator group.

Compensation Levels

The following continues to apply with respect to non-management director’s compensation:

  with respect to fee structure and level, an all-inclusive annual flat fee arrangement is paid (in lieu of retainers and attendance fees), in line with market best practices based on a multi-tiered structure, as follows:
COMPENSATION ($) *	LEVEL
160,000	Directors who serve on one committee of the Board
175,000	Directors who serve on two committees of the Board
200,000	Chair of the Governance Committee
Chair of the Pension Committee
225,000	Chair of the Audit Committee
Chair of the Compensation Committee
350,000	Chair of the Board

*	Non-management directors do not receive additional retainers or attendance fees in respect of their service as directors and as members of any of the Board’s standing committees. Directors are, however, reimbursed for transportation and other expenses incurred for attendance at Board and committee meetings.

  non-management directors must own at least three times the base annual flat fee arrangement, being $480,000 worth of BCE shares, to be held either in BCE shares and/or deferred share units (DSUs) under the share unit plan for non-employee directors (1997) (Directors’ Share Unit Plan). Non-management directors must reach such threshold within 5 years from the date of first being appointed to the Board. The Board believes that this share ownership guideline serves to further align the interests of our directors with those of our shareholders until the minimum share ownership level is attained, 100% of the compensation is paid mandatorily in the form of DSUs. Once a director attains the minimum share ownership level, at least 50% of the compensation is paid mandatorily in DSUs, with the remaining portion to be paid in cash or DSUs, at the discretion of the director.

42 BCE Inc. | 2013 Management Proxy Circular |

COMPENSATION TABLE

The following table provides details of the compensation provided to the non-management directors of the Corporation who served as directors during the financial year ended on December 31, 2012.

					ALLOCATION OF TOTAL COMPENSATION
	CURRENT	FEES	ALL OTHER	TOTAL
	COMMITTEE	EARNED	COMPENSATION	COMPENSATION	IN CASH	IN DSUs
NAME	MEMBERSHIPS	($)	($)	($)	($)	($)
B.K. Allen	Compensation,	175,000	0	175,000	87,500	87,500
	Governance
A. Bérard	Audit, Compensation	175,000	0	175,000	0	175,000
R.A. Brenneman	Compensation	225,000	0	225,000	112,500	112,500
	(Chair), Pension
S. Brochu	Audit, Governance	175,000	0	175,000	0	175,000
R.E. Brown	Governance (Chair),	200,000	0	200,000	100,000	100,000
	Pension
D.F. Denison(1)	Audit, Pension	29,750	0	29,750	0	29,750
A.S. Fell	Audit, Compensation	175,000	0	175,000	0	175,000
E.C. Lumley	Governance, Pension	200,000	0	200,000	0	200,000
	(Chair)
T.C. O’Neill	Chair of the Board	350,000	0	350,000	0	350,000
J. Prentice	Audit	160,000	0	160,000	0	160,000
R.C. Simmonds	Audit, Governance	175,000	0	175,000	0	175,000
C. Taylor	Compensation,	175,000	0	175,000	87,500	87,500
	Pension
P.R. Weiss	Audit (Chair), Pension	225,000	0	225,000	112,500	112,500

(1)	Mr. D.F. Denison was appointed to the Board on October 31, 2012.

Directors’ Share Unit Plan

Under the Directors’ Share Unit Plan each non-management director may elect to receive his/her annual fees in the form of DSUs. One DSU is equal in value to one common share.

Each director has an account where DSUs are credited (at the end of each quarter) and held until the director leaves the Board. The number of DSUs credited to each director’s account is calculated by dividing the amount of the quarterly fee payment by the common share price on the day the credit is made. DSUs vest at time of grant.

Holders of DSUs are credited additional units that are equal to the dividends declared on the Corporation’s common shares. Additional DSUs are credited to each non-management director’s account on each dividend payment date. The number of DSUs is calculated using the same rate as the dividends paid on the common shares.

When a director leaves the Board, the Corporation buys the same number of common shares on the open market as the number of DSUs the director holds in the Directors’ Share Unit Plan, after deducting appropriate taxes. These shares are then delivered to the former director. All administration costs as well as any brokerage fees associated with the purchase and registration of common shares are paid by BCE.

Share Ownership Requirement

As described above under the heading entitled Compensation Levels, the Board established guidelines for non-management directors’ share ownership requirement.

43 BCE Inc. | 2013 Management Proxy Circular |

The following table lists the number of common shares of BCE and DSUs each current non-management director held as of March 7, 2013, with the corresponding dollar value as of such date and highlights where each non-management director stands in terms of the share ownership guidelines:

Share Ownership as of March 7, 2013 of Our Non-Management Directors

			TOTAL NUMBER	TOTAL		SHAREHOLDING	PERCENTAGE OF	TARGET DATE
	NUMBER OF	NUMBER	OF COMMON	VALUE	(1)	REQUIREMENTS	5-YEAR TARGET	TO MEET
NAME	COMMON SHARES	OF DSUs	SHARES & DSUs	($)		($)	ACHIEVED	REQUIREMENTS
B.K. Allen	20,000	9,081	29,081	1,367,679		480,000	285	Met
A. Bérard	1,120	55,737	56,857	2,673,985		480,000	557	Met
R.A. Brenneman	115,000	44,244	159,244	7,489,245		480,000	1,560	Met
S. Brochu	1,250	12,980	14,230	669,237		480,000	139	Met
R.E. Brown	30,000	8,738	38,738	1,821,848		480,000	380	Met
D.F. Denison	0	697	697	32,780		480,000	7	November 1, 2017
A.S. Fell	144,069	55,737	199,806	9,396,876		480,000	1,958	Met
E.C. Lumley	10,644	40,301	50,945	2,395,943		480,000	499	Met
T.C. O’Neill	2,745	36,243	38,988	1,833,606		480,000	382	Met
J. Prentice	1,320	5,735	7,055	331,797		480,000	69	July 20, 2016
R.C. Simmonds	93,000	7,221	100,221	4,713,394		480,000	982	Met
C. Taylor	24,000	5,724	29,724	1,397,920		480,000	291	Met
P.R. Weiss	0	21,181	21,181	996,142		480,000	208	Met

(1)	The “Total Value” is determined by multiplying the number of common shares and DSUs of BCE held by each director as of March 7, 2013, by the closing price of BCE’s common shares on the Toronto Stock Exchange as of the close of business on such date, being $47.03.

Incentive Plan Awards

The following table includes details of outstanding DSUs for non-management directors of the Corporation who served on the Board during the financial year ended on December 31, 2012, including DSUs granted over 2012.

			SHARE-BASED AWARDS (DSUs) – VALUE VESTED DURING THE YEAR

	OUTSTANDING DSUs	DIRECTORS’ FEES PAID IN DSUs IN 2012		DIVIDEND-LIKE CREDIT IN THE FORM OF DSUs AWARDED IN 2012		OUTSTANDING DSUs
	AS OF DEC. 31, 2011					AS OF DEC. 31, 2012
NAME	(# OF DSUs)	(# OF DSUs)	($)	(# OF DSUs)	($)	(# OF DSUs)
B.K. Allen	6,521	2,087	87,500	360	15,063	8,968
A. Bérard	48,261	4,175	175,000	2,581	108,063	55,017
R.A. Brenneman	38,911	2,684	112,500	2,076	86,921	43,671
S. Brochu	8,185	4,175	175,000	462	19,375	12,822
R.E. Brown	5,915	2,385	100,000	331	13,812	8,631
D.F. Denison(1)	0	697	29,750	0	0	697
A.S. Fell	48,262	4,175	175,000	2,580	108,064	55,017
E.C. Lumley	33,225	4,771	200,000	1,790	74,967	39,786
T.C. O’Neill	25,996	8,350	350,000	1,447	60,606	35,793
J. Prentice	1,735	3,817	160,000	119	4,994	5,671
R.C. Simmonds	2,788	4,175	175,000	177	7,431	7,140
C. Taylor	3,374	2,087	87,500	194	8,098	5,655
P.R. Weiss	17,294	2,684	112,500	933	39,083	20,911

(1)	Mr. D.F. Denison was appointed to the Board on October 31, 2012.

Compensation of Directors of Subsidiary Boards of Directors

The directors’ annual flat fee also compensates non-management directors for their services as directors of subsidiaries whose common shares or units are not publicly traded, including Bell Canada. The directors of the Corporation who sit on boards of directors of subsidiaries whose common shares or units are publicly traded may also receive compensation from such publicly traded subsidiaries.

44 BCE Inc. | 2013 Management Proxy Circular |

Executive COMPENSATION

This section describes our compensation philosophy, policies and programs and provides the details on the compensation of our named executive officers. The main items can be found in the following order:

TABLE OF CONTENTS
The Board of Directors’ Letter to Shareholders	46
Compensation Discussion & Analysis	48
Compensation Overall Objective	48
Compensation Policy and Components	48
Identification and Mitigation of Risks Associated with
our Compensation Policies and Practices	49
Setting Executive Compensation	50
Succession Planning	51
Benchmarking	51
Services Rendered by Independent Compensation Consultants	52
2012 Compensation Elements	53
Base Salaries	53
Annual Short-Term Incentive Awards	53
Equity-Based Long-Term Incentive Plan	58
Pension, Benefits and Perquisites	60
Share Ownership Requirements	60
Shareholder Return Performance Graph	61
President and CEO Compensation	62
Compensation of Our Named Executive Officers	64
Summary Compensation Table	64
Incentive Plan Awards	66
Pension Arrangements	69
Termination and Change in Control Benefits	72

45 BCE Inc. | 2013 Management Proxy Circular |

The Board OF DIRECTORS’ LETTER TO SHAREHOLDERS

Dear fellow shareholders:

On behalf of the Compensation Committee and the Board, we are pleased to share with you our approach to executive compensation, including the framework we have used to make our compensation decisions for 2012.

Our annual “Say on Pay” advisory vote once again received overwhelming support with over 92% of the votes cast in favour of our executive compensation program. We appreciate this support and believe it reflects that our compensation philosophy aligns the interests of shareholders and management, especially by incorporating our dividend growth strategy into our long-term incentive performance criteria. In 2012, the dividend was again increased by $0.10 (over 4.5%) to reach $2.27 on an annual basis. Over the last five years, we have increased the dividend by 12% per year on average.

OUR APPROACH TO EXECUTIVE COMPENSATION

BCE is focused on a pay-for-performance approach to compensation for all team members, including our executive team. This philosophy supports the execution of Bell’s Strategic Imperatives and our commitment to deliver ongoing and consistent returns to shareholders.

OUR APPROACH TO COMPENSATION IS SET TO ACHIEVE ONE ULTIMATE GOAL: TO CREATE SUSTAINED VALUE FOR YOU

As a result, our executive compensation policies and programs are designed to attract and retain the highest caliber of individuals at a competitive cost to the company, and to ensure that they are motivated to pursue our goal to create long-term sustainable shareholder value. We recognize that this must be done within an acceptable level of risk and we are responsible for ensuring our compensation policies and practices do not encourage undue risk-taking on the part of our executives.

OUR COMPENSATION DECISIONS FOR 2012

Base Salary

As a policy, salaries are reviewed from time to time and since 2006, annual base salaries have only been adjusted to reflect increases in responsibilities. To this effect, only one of our named executive officers has received an increase in 2012, Wade Oosterman, as a result of the addition of the Residential Services business unit to his other responsibilities in the Wireless business unit and all Brand management.

Short-Term Incentive Plan

Short-term incentive targets remained at their 2011 level of 100% of base salary for all of our executive officers except for our President and CEO whose target was increased from 125% to 150% of base salary to better align with the compensation offered to chief executive officers from our comparator group and peer companies.

Our short-term incentive plan is designed to reward a range of critical financial and operating metrics. The financial metrics used again in 2012 – EBITDA, Revenue and Free Cash Flow – are key indicators widely used to measure financial performance in the communications industry across North America. The operating metrics were based on the Strategic Imperatives that have guided the renewal of the Bell brand, our improved competitiveness and market performance, and an enhanced ability to return value to shareholders. A sixth strategic imperative was introduced in 2012 to reflect our recent acquisition of CTV: To Expand our Media Leadership. This combination of well-established financial measures aligned with our strategy provides the team with a clear and motivational compensation structure.

In 2012, the company surpassed most of its financial and operational targets, exceeding on Free Cash Flow and EBITDA targets while making significant progress on our Strategic Imperatives. The expansion of Fibe TV, the performance in our Wireless business, Bell Media profitability, our Wireline margins and the improvements

46 BCE Inc. | 2013 Management Proxy Circular |

in customer service resulted in a very strong year for our company and, therefore we were very pleased to approve a corporate performance index of 125% out of a possible 150%. This index accounts for 70% of the short-term incentives paid out to executive officers, while the remaining 30% accounts for personal performance.

Long-Term Incentive Plan

Our long-term incentive plan was very similar to 2011 when it was significantly redesigned and reintroduced performance vesting on a portion of the equity granted. The components of the grants made to our executives in 2012 were allocated as shown in the table below.

RESTRICTED SHARE UNITS (RSUs) (50%) 100% vesting at the end of 3 years	PERFORMANCE SHARE UNITS (PSUs) (25%) Vesting at the end of 3 years contingent on earnings growth targets	STOCK OPTIONS (25%) 100% vesting at the end of 3 years Option term: 7 years

To achieve 100% vesting of the PSUs at the end of 2014, earnings growth must be sufficient to provide the Board with the ability to increase the dividend by a target compound annual growth rate over the three-year performance period. The only change to the program is that, consistent with the company’s financial guidance, the dividend payout ratio is now calculated on the basis of Free Cash Flow as opposed to adjusted Earnings per Share. This change was made because of modifications in International Financial Reporting Standards accounting of the pension plan which made the payout ratio to EPS less appropriate. Consequently, to achieve full vesting on performance share units, the dividend growth rate must remain within the dividend payout ratio (between 65% and 75%) of free cash flow. Prorated payment is made if the target is only partially attained. Values granted by job level under the 2012 long-term incentive plan were also similar to those of 2011.

MOVING FORWARD IN 2013

Following the thorough review of compensation practices introduced in 2011, and the usual benchmarking exercise conducted during the course of the year, we are confident that our current compensation structure is competitive and fully meets the objectives of our compensation philosophy. As such, we do not expect any major changes to our programs in 2013.

CONCLUSION

The responsibility for executive compensation rests with the Board, and we confirm that we fully understand the long-term implications of the executive compensation decisions we make and the programs we approve.

Members of the Compensation Committee will be present during the Annual General Shareholder Meeting, to be held on May 9, 2013, to answer any questions you may have about executive compensation.

Our approach to executive compensation supports the execution of the company’s strategy, and we remain committed to developing the compensation policies and programs that will continue to produce the results that deliver value to you, our shareholders.

Thomas C. O’Neill Chair of the Board March 7, 2013	Ronald A. Brenneman Chair of the Compensation Committee

47 BCE Inc. | 2013 Management Proxy Circular |

Compensation DISCUSSION & ANALYSIS

This CD&A describes our compensation philosophy, policies and programs and discusses the compensation provided in 2012 to our President and CEO, our CFO and our three other most highly compensated executive officers. These executive officers are referred to in this document as the “named executive officers” and are as follows:

  George A. Cope, President and CEO, BCE and Bell Canada

  Siim A. Vanaselja, Executive Vice-President and CFO, BCE and Bell Canada

  Wade Oosterman, President, Bell Mobility and Bell Residential Services & Chief Brand Officer, Bell Canada

  Kevin W. Crull, President, Bell Media

  Mary Ann Turcke, Executive Vice-President – Field Operations, Bell Canada

COMPENSATION OVERALL OBJECTIVE

Our executive compensation is based on a pay-for-performance philosophy. Its overall goal is to increase shareholder value by:

  attracting, motivating and retaining the executive officers needed to drive the business strategy; and

  rewarding them for financial and operating performance and leadership excellence.

COMPENSATION POLICY AND COMPONENTS

To achieve our objective, we use three key elements of compensation with an aggregate target value positioned at the 60th percentile of what is paid in the competitive market for similar positions. Consideration is also given to pay levels among our most direct competitors within our comparator group and their relative size, scope and complexity.

	PRIMARY OBJECTIVE	WHAT DOES THE COMPENSATION ELEMENT REWARD?	HOW IS THE AMOUNT OR TARGET DETERMINED?	HOW DOES THE COMPENSATION ELEMENT FIT INTO THE OVERALL OBJECTIVE?	FORM OF PAYMENT
ANNUAL BASE SALARY	Provides a market competitive fixed rate of pay	Rewards the scope and responsibilities of the position and the specific skills needed to fulfill them	Is set at the 50th percentile of what is paid in the competitive market for similar positions	Provides for a vehicle to attract and retain skilled executives who can deliver on our overall goal while keeping the emphasis on rewarding actual performance	Cash
ANNUAL SHORT-TERM INCENTIVE	Encourages performance against our annual corporate and individual objectives	Rewards the achievement of our annual objectives	Is set at the 75th percentile of what is paid in the competitive market for similar positions	Provides for a vehicle to reward actual performance against objectives that are designed to support our overall company targets	Choice of cash and/or Deferred Share Units (DSUs) Payment in DSUs further aligns the interests of executives and shareholders as DSUs are payable only upon cessation of employment
EQUITY-BASED LONG-TERM INCENTIVE PLAN (LTIP)	Aligns long-term interests of executives and shareholders	Rewards the creation of shareholder value	Brings total compensation(1) to the 60th percentile of what is paid in the competitive market for similar positions	Provides for a vehicle to attract and retain skilled executives while rewarding the achievement of our overall goal of creating sustained shareholder value

Restricted Share Units (RSUs) (50%)

  Aligns executives’ interests to share return growth

Performance Share Units (PSUs) (25%)

  Aligns executives’ interests to dividend growth and their compensation to the Corporation’s performance

Stock Options (25%)

  Aligns executives’ interests with share price growth and their compensation to the Corporation’s performance

(1) Total compensation comprises base salary, short-term incentive and long-term incentive.

We also offer competitive pension, benefits and perquisites to promote the hiring and retention of qualified executives. These are discussed under Pension, benefits and perquisites.

48 BCE Inc. | 2013 Management Proxy Circular |

Identification and Mitigation of Risks Associated with our Compensation Policies and Practices

As part of a company-wide risk evaluation initiative, our Risk Advisory Services and Human Resources groups conducted their annual evaluation of risks associated with our compensation practices to ensure that such practices do not encourage executives to take undue risk on behalf of the corporation for personal financial gain.

OUR RISK ADVISORY SERVICES IDENTIFIED NO RISKS ASSOCIATED WITH OUR COMPENSATION POLICIES LIKELY TO HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY

A balanced compensation plan should encourage executives to assume risk commensurate with delivery against strategic objectives and shareholders’ appetite for risk. The plan should align the interests of management with those of shareholders and motivate the achievement of an acceptable level of return. Balanced performance is supported by transparency around risk-taking behaviour and a clear governance and oversight framework. Risk arises in relation to the compensation plan when factors exist within the design and operation of the compensation framework that prevent achieving these goals.

As part of the risk assessment process, our 5-pillar framework developed in 2011 was used and relevant potential risks were identified for each of the pillars.

The risk factors identified across the 5 pillars form the focus of the risk assessment associated with compensation policies and practices. Each risk factor is considered in the context of specific plan design characteristics and relevant risk mitigation practices in order to reach a conclusion on the residual risk exposure. Below are relevant risk mitigation practices that are part of the assessment:

Compensation Committee Independence and Use of External Consultants

Being composed entirely of independent members, the Compensation Committee avoids conflicts of interests with respect to the compensation awarded to executives. The Compensation Committee is also supported by advice from its own compensation consultants, independent from the consultants used by management.

Structure of Variable Compensation Plans

The structure of our compensation plans helps reduce the likelihood that executives will take undue risk to enhance their remuneration. The annual short-term incentive plan is structured so that the maximum payout possible is capped at two times the target award. The combination of performance metrics (both financial and operational targets) also ensures that no single element is maximized at the expense of the health of the overall business. For example, financial performance could not be driven at the expense of customer service without impacting the service metric. Furthermore, all executive vice-presidents share the same financial targets associated with their short-term incentive plan and these are based on total company results, thereby incenting all members of the senior management team to enhance overall company performance.

The considerable proportion of compensation allocated to long-term incentives ensures that executives focus on sustainable value creation. An executive is not motivated to take undue short-term risks because the short-term reward would not offset the negative impact on share ownership and the equity components of compensation. In addition, stock options, the component of compensation with the greatest leverage to share price fluctuation, represent only approximately 11% of the total compensation awarded to executive officers, thereby providing for the alignment of management objectives with those of shareholders while mitigating the likelihood of undue risk-taking associated with this component.

It is also to be noted that the 2011 shift to annual long-term incentive grants enables the Compensation Committee to continually review targets and grant levels to ensure incentives remain properly aligned. As part of the process to set annual targets, the Compensation Committee “back-tests” the results achieved on previous targets to make sure that payout is commensurate with the level of performance achieved.

Finally, for total direct compensation, stress tests are performed on various payout scenarios to ensure the Compensation Committee is comfortable with the range of potential payouts.

49 BCE Inc. | 2013 Management Proxy Circular |

Internal Controls and Testing

To provide the Compensation Committee and the Board with the assurance that the approved compensation policies are applied as intended, the Corporation has set up a comprehensive set of internal controls that are performed as frequently as bi-weekly by members of the Human Resources, Finance and Legal groups. Any deviation from the set policies is then identified and presented to senior management for corrective action to be taken.

Clawback Provisions

When Mr. Cope was appointed President and CEO in July 2008, a clawback clause was included in his employment agreement. It provides for the company, at its discretion, to claw back a portion of cash and equity compensation awarded to him as well as to obtain reimbursement for a portion of the gains realized on the exercise of options granted to him after his appointment. This may occur if there is a financial restatement due to gross negligence, intentional misconduct or fraud during the 24 months preceding the restatement, and it is determined that the cash or equity awards paid would have been lower had the restatement occurred prior to the payment of such awards.

In addition, our stock option plan includes clawback provisions in case employees, including executive officers, engage in prohibited behaviours, as described in greater detail under Equity-based long-term incentive plan.

Share Ownership

We believe in the importance of substantial share ownership to align executives’ interests with those of shareholders. A minimum share ownership level has been set for each executive position as a percentage of annual base salary. Share ownership requirements are discussed under Share ownership requirements.

Deferred Share Units (DSUs)

The deferred share unit plan is designed to align the interests of the executive officers with those of the shareholders by providing a mechanism for executives to receive incentive compensation in the form of equity.

Executives can defer up to 100% of the payout of their vested performance share units and restricted share units by rolling those units into the DSU plan. In addition, the annual short-term incentive award can also be converted into DSUs at time of payout. The DSU plan is explained in greater detail under Deferred share unit plan.

Trading and Hedging Restrictions

To help minimize the risk of an unintentional violation of insider trading prohibitions, we recommend that our executives trade BCE securities (including exercising stock options) only during company-set permissible trading window periods, provided they are not otherwise aware of undisclosed material information.

The Compensation Committee also adopted a formal policy prohibiting all executives from hedging the economic exposure of their BCE share ownership and equity-based compensation. This ensures that the alignment between executive and shareholder incentives created by our share ownership and equity-based LTIP programs is fully maintained.

SETTING EXECUTIVE COMPENSATION

The roles of management and the Compensation Committee in setting and administering executive compensation are described below.

MANAGEMENT	COMPENSATION COMMITTEE

  Proposes the elements of a compensation program that supports a performance culture

  Implements the processes required to administer the program

  Manages the process used to establish performance objectives and to measure individual and corporate performance against set objectives

  Provides the Compensation Committee with an assessment of the results achieved by each of the executive officers, as well as an assessment of the leadership attributes each demonstrates in fulfilling their roles and responsibilities

  Recommends to the Compensation Committee the base salary as well as the short and long-term incentive awards for the officers of the corporation

  Proposes the succession plan for the officers of the corporation

  Oversees and recommends for approval by the Board the company’s executive compensation philosophy, policies, programs and grants of equity-based compensation

  Reviews with the President and CEO any proposed major changes in organization or personnel, including the succession plan

  Reviews any proposed major changes in the company’s benefit plans and recommends for approval any change requiring Board approval

  Reviews annually with the members of the Board the performance of the President and CEO and other executive officers

  Recommends annually to the members of the Board all forms of compensation for the President and CEO and other officers

  Reviews the company’s executive compensation disclosure for inclusion in the company’s public disclosure documents

  Reviews and monitors the company’s exposure to risk associated with its executive compensation and policies and identifies practices and policies to mitigate such risk(1)

  Seeks advice from independent compensation consultants on emerging trends in executive compensation and, when considered advisable by the committee, other professional advice to enable the committee to function independently of management

(1)	The Compensation Committee charter was amended in 2012 to include this role.

50 BCE Inc. | 2013 Management Proxy Circular |

Succession Planning

A critical responsibility of the Compensation Committee is to ensure that a comprehensive succession plan is in place for the company’s most senior executive leaders. To achieve this, the committee meets annually with the President and CEO to review and update the succession plan for all executive officers, including the President and CEO position.

The plan identifies potential successors for each executive and highlights any personal development experiences required for each candidate to be fully prepared to take on the position. In addition, if appropriate, the plan identifies any candidates who could assume critical leadership roles in the short term should unexpected events leave such roles vacant earlier than expected.

The executive succession plan is fully integrated with the company’s overall succession planning process, which covers all key management positions and ensures a strong pipeline of talent is being developed at all levels in the organization. As such, the plan that is presented to the Compensation Committee is the culmination of an extensive process performed within each business unit and function and integrated at the cross-company level. This includes the identification of key talent, the roles they may be able to assure in the future, and their development plan to prepare for these roles. This may include development moves to other positions, internal or external courses, and close on-the-job mentoring. If no strong internal succession candidates are identified, an external search may be launched. Twice a year, all members of the senior management team are reviewed by the President and CEO and his direct reports in order to provide an integrated and balanced view of talent across the company, and to ensure development plans are on track.

In addition to the regular annual review, key executive talent and succession plans are discussed by the Compensation Committee throughout the year including, for example, as part of the performance reviews used to determine executive compensation.

Benchmarking

To ensure the competitiveness of the compensation provided to our executives, the Compensation Committee regularly reviews the compensation for similar executive positions at other companies with whom we compete for talent (our comparator group).

In late 2012, Towers Watson was mandated to conduct an updated benchmarking study of all executive positions, including the named executive officers.

Our comparator group was updated to add CGI Group Inc. in 2012. Similar to previous benchmarking reviews, our comparator group is designed to be representative of the Canadian marketplace while avoiding overweighting any particular industry. In light of CGI Group’s acquisition of Logica plc, it was deemed appropriate to expand our comparator group to include this major player from the technology industry.

The comparator group of 22 companies, the rationale for its use and comparative financial information are outlined in the two tables below.

DESCRIPTION	RATIONALE FOR USE	LIST OF COMPANIES
Represents a select sample of the largest Canadian companies based on revenues and market capitalization and reflects an approximately equal representation of industries	Ensures the competitiveness of our executive compensation by comparing it to that offered at companies that are similar to us in size, revenues and market capitalization and that compete with us for key talent. The equal representation of industries ensures that our comparator group is representative of the marketplace in which we compete for talent	Agrium Inc., Air Canada, Alimentation Couche-Tard Inc., Barrick Gold Corporation, Blackberry Inc., Bombardier Inc., Canadian National Railway Company, CGI Group Inc., EnCana Corporation, Kinross Gold Corporation, Magna International Inc., Manulife Financial Corporation, Metro Inc., Potash Corporation of Saskatchewan Inc., Rogers Communications Inc., Royal Bank of Canada, Shoppers Drug Mart Corporation, Suncor Energy Inc., Teck Resources Limited, TELUS Corporation, The Toronto-Dominion Bank, TransCanada Corporation

51 BCE Inc. | 2013 Management Proxy Circular |

Comparative financial information

	BCE	MEDIAN	75TH PERCENTILE
INDUSTRY	TELECOMMUNICATIONS
Total revenue ($M)	19,975	12,011	17,602
Market capitalization ($M)	33,055	17,989	33,239
Net income ($M)	3,050	1,164	2,190
Dividend yield	5.32%	2.52%	3.63%
Employees	55,250	24,500	60,125

The comparative financial information was obtained from public continuous disclosure filings for the most recently available fiscal year.

The comparator group information is just one of the factors the Compensation Committee takes into consideration when making recommendations to the Board with regard to target executive compensation. The Compensation Committee also considers the relative pay levels among its most direct industry competitors within the comparator group, the relative size, scope and complexity of comparator businesses, as well as BCE’s relative performance against these comparators.

SERVICES RENDERED BY INDEPENDENT COMPENSATION CONSULTANTS

2012

In preparation for the 2013 compensation review, management retained the services of Towers Watson to conduct an updated benchmarking study of all executive positions within BCE and Bell Canada. Compensation components (base salary, target short-term incentive, long-term incentive, perquisite allowance and pension) were evaluated against our comparator group. Related compensation adjustments, including adjustments for our executive officers, were assessed and made by the Compensation Committee in early 2013.

Towers Watson was also mandated to appraise the extent to which BCE’s compensation aligns with the company’s performance. The results of that analysis showed that BCE was well within the norms of what is considered proper alignment by major shareholder advisory groups.

2011

Early in 2011, the Compensation Committee, advised by Hugessen Consulting, finalized the key terms related to the 2011 grants under our long-term incentive plan, including treatment in case of involuntary termination, change in control and resignation. Hugessen Consulting and Towers Watson also provided an opinion on the methodology for valuation of stock options for the February 2011 grants and the Compensation Committee established a stock option value based on a binomial model.

In advance of establishing the compensation for 2012, management and Towers Watson reviewed the positioning of the executive vice-presidents’ remuneration versus those in our comparator group. The Compensation Committee asked Hugessen Consulting to review the work performed by management and Towers Watson with respect to compensation levels and benchmarking.

Independence of the Compensation Consultants

None of our directors or executive officers has any affiliation or relationship with Hugessen Consulting or Towers Watson. Hugessen Consulting does not provide any services to management directly without the prior consent of the Compensation Committee. No such services were provided by Hugessen Consulting in 2011 or 2012. We therefore consider Hugessen Consulting to be independent of our company.

The executive compensation recommendations the Compensation Committee makes to the Board are the responsibility of the committee and may reflect factors and considerations other than the information and recommendations provided by the Compensation Committee’s consultant.

52 BCE Inc. | 2013 Management Proxy Circular |

Executive Compensation – Related Fees

The table below summarizes the aggregate fees paid to the compensation advisors for services they provided in 2011 and 2012. Hugessen Consulting and Towers Watson have both confirmed that the fees received from BCE in 2011 and 2012, relative to the aggregate fees received from all of their clients in 2011 and 2012, are not of such magnitude as to compromise their independence from BCE or its management.

	HUGESSEN CONSULTING		TOWERS WATSON
	2011	2012	2011	2012
Compensation Committee mandates	$64,690	–	–	–
	100%	0%	0%	0%
Governance Committee mandates(1)	–	$49,447
		100%
Management mandates	–	–	$131,852	$188,371
	0%		100%	100%
Total annual fees	$64,690	$49,447	$131,852	$188,371

(1)	As described under Directors’ Compensation section of this circular, Hugessen Consulting performed a review of the compensation of non-management directors under the authority of the Governance Committee in 2012.

2012 COMPENSATION ELEMENTS

Base Salaries

The Compensation Committee recommends for Board approval the base salary of each executive officer within a salary range that reflects the scope and responsibilities of the position, the executive officer’s experience, the positioning of his or her base salary and total compensation versus the comparator group and internal equity. The mid-point of the salary range corresponds to the median of the salary paid by our comparator group for similar positions. The minimum for the salary range is 20% below the mid-point and the maximum is 20% above.

In order to encourage a cultural shift towards greater individual accountability and higher levels of performance, base salaries offered to all of our executives have been adjusted only to reflect an increase in responsibilities or job scope, with adjustments made to variable compensation when required to maintain competitive market positioning of our total compensation.

Annual Short-Term Incentive Awards

The annual short-term incentive applicable to the President and CEO and all executive officers has two components. The corporate performance component is based on quantitative financial targets and qualitative objectives aligned with our 6 Strategic Imperatives. There is also an individual component that allows the Compensation Committee to assess and reward leadership behaviours demonstrated by the executive in the achievement of business-unit and overall corporate results.

The Compensation Committee reviews short-term incentive targets for our executive officers each year as well as upon hire, promotion or when there are significant changes in the responsibilities of an executive officer. When making a recommendation to set or increase the incentive target of an executive officer, the Compensation Committee takes into consideration the scope of the executive officer’s responsibilities, the executive officer’s base salary, internal equity and the positioning of his or her short-term incentive target compared to market.

53 BCE Inc. | 2013 Management Proxy Circular |

In 2012, short-term incentive targets remained at their 2011 level of 100% of base salary for all our named executive officers except our President and CEO whose target was increased from 125% to 150% of base salary to better align with the compensation offered to chief executive officers from our comparator group companies and our pay-for-performance compensation philosophy.

Short-term incentive awards are calculated as follows:

In order to reinforce our One Company/One Team concept, 70% of the executive officers’ annual short-term incentive award is based on corporate objectives. In order to recognize and reward personal accomplishments, 30% of the executive officers’ annual short-term incentive award is based on individual performance.

Following the end of each year, the Compensation Committee and the Board evaluate the performance of the company against the corporate objectives established for the year to determine the corporate performance index. This can vary between 0% and 150% with a target performance of 100%. The Compensation Committee has discretion to recommend to the Board a different payout level from that suggested by the quantitative results to take into account unforeseen occurrences and non-recurring events and also to ensure that the payout is appropriate in the Compensation Committee’s judgment.

At the conclusion of the year, the Compensation Committee and the independent directors of the Board assess the individual performance and the demonstration of leadership skills of the President and CEO. In addition, the President and CEO provides the Compensation Committee with his assessment of the leadership behaviours demonstrated by the other executive officers. Taking into account all information provided, including the recommendations of the President and CEO, the Compensation Committee exercises its discretion and recommends for Board approval the individual performance index for each of the executive officers. The index may vary between 0 and 3.0x with a target performance of 1.0x.

The maximum payout that can be achieved on the combined corporate and individual performance under the short-term incentive formula is two times the target award.

2012 Short-Term Incentive

Corporate performance objectives

At the beginning of each year, the Compensation Committee recommends for approval by the Board the company’s financial and operating objectives used to determine the corporate performance objectives that will account for 70% of the weighting of the short-term incentive award for that year.

54 BCE Inc. | 2013 Management Proxy Circular |

The following illustration indicates the corporate performance objectives employed for setting short-term incentive awards for 2012, and the rationale for their use.

Why use EBITDA(1)?

EBITDA is an industry-wide measure of in-year operational profitability and is a common measure for valuation of companies in the industry.

As such, EBITDA measures our executives’ operational efficiency and their success in ensuring the value from revenues flows to the enterprise value of the company.

Why use Revenue?

Revenue is a simple measure of the total value of the products and services sold by the company.

As such, revenue provides a relevant measure of our executives’ ability to design and sell attractive products and services, to compete in the market, to attract customers and to capture value from those products and services.

Why use the 6 Strategic imperatives?

The 6 Strategic Imperatives have been put in place to focus our efforts to achieve our goal of being recognized by customers as Canada’s leading telecommunications company. Their assessment includes many operating metrics typically used in the industry.

As such, progress made against the 6 Strategic Imperatives provides a relevant measure of our executives’ success in executing on the operating plan required to achieve our goal.

Why use Free Cash Flow(2)?

Free Cash Flow measures the cash generated by the business after paying short-term operating costs, making long-term investments and meeting financing costs. It is commonly used as a valuation measure for companies in the industry.

As such, Free Cash Flow is a measure of our executives’ success in running the business as a whole and in generating cash that may be returned to shareholders or further invested in the business.

(1)	The term EBITDA does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. EBITDA also is one component in the determination of short-term incentive compensation for all management employees. EBITDA has no directly comparable IFRS financial measure.
(2)	The term free cash flow does not have any standardized meaning under IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies. For 2012, we define free cash flow as cash flows from operating activities excluding acquisition costs paid, plus dividends/distributions received from Bell Aliant, less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest, and Bell Aliant free cash flow. We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets. The most comparable IFRS financial measure is cash from operating activities.

55 BCE Inc. | 2013 Management Proxy Circular |

Financial Objectives

Financial objectives account for 75% of the weighting of the overall corporate objectives (EBITDA 40%, Revenue 20% and Free Cash Flow 15%). The Compensation Committee sets a threshold, a low, a target and a maximum value for each financial objective. The payout varies between 0% and 150% depending on the performance, as illustrated in the table below.

Target values are set within the financial guidance ranges provided to the investment community which ensures that payouts are well aligned to the performance expectations of our shareholders. A payout exceeding the target award requires exceptional performance versus market expectations on these measures and versus other companies in the sector.

OVERALL PERFORMANCE	THRESHOLD	LOW	TARGET	STRETCH
Payout(1)	0%	50%	100%	150%

(1)	The overall performance takes into account the results and relative weight of each financial objective. Results achieved between these values are interpolated.

Strategic Imperatives

The remaining 25% weighting of the overall corporate objectives is used to recognize the achievements related to the company’s 6 Strategic Imperatives:

Improve customer service	Accelerate wireless
Leverage wireline momentum	Invest in broadband
Achieve a competitive cost structure	Expand Media leadership

Progress on the 6 Strategic Imperatives is evaluated by measuring performance against a set of operating metrics, many of which are commonly used across the industry. Each strategic imperative carries an equal weight. The following ranking scale applies and the total out of 36 possible points is then converted to a result out of 25%:

POINTS	0	1	2	3	4	5	6
Results	Failed	Significantly	Below	Slightly Below	Met	Exceeded	Stretched
		Below

The cumulative total of points earned for the 6 Strategic Imperatives determines the payout according to the following table:

	THRESHOLD	TARGET	STRETCH
	0 POINTS	30 POINTS	36 POINTS
SUM OF POINTS	(6 X 0 POINTS)	(6 X 5 POINTS)	(6 X 6 POINTS)
Payout(1)	0%	100%	150%

(1)	The results achieved between these values are interpolated.

The Board and the Compensation Committee believe that these operating objectives were set for 2012 at an ambitious level but could be achieved under normal economic and market conditions. Payout at target may only be achieved by exceeding these operating objectives. Hence, the 2012 results that exceeded the aggregate target for the 6 Strategic Imperatives is a reflection of the company’s exceptional execution and delivery on its operational targets.

56 BCE Inc. | 2013 Management Proxy Circular |

2012 Corporate Performance Index

The following table outlines the corporate results achieved for 2012

COMPONENT	WEIGHTING	CALCULATED PAYOUT	2012 TARGET	2012 RESULTS	COMMENTS
EBITDA	40%	Payout: 60% Min: 0% Max: 60%	$6,517 million	$6,616 million

BCE reported EBITDA growth of 4.4% for 2012 which exceeded both our financial guidance and our internal targets for the year.

Results were driven by strong performances from Wireless and Bell Media and disciplined cost controls across all business units.

Revenue	20%	Payout: 10% Min: 0% Max: 30%	$17,947 million	$17,642 million

BCE reported revenue growth of 3.0% for 2012 which was at the low end of our financial guidance range and below our internal targets, largely due to the high competitive intensity in both consumers and business markets.

BCE revenues reflected growth of 6.5% in Wireless, a strong contribution from Bell Media, with the Wireline segment showing a decline of 3.8% year over year.

Free Cash Flow	15%	Payout: 22.5% Min: 0% Max: 22.5%	$2,400 million	$2,502 million

BCE reported Free Cash Flow at the mid-point of our financial guidance range and exceeded our internal targets.

Growth of 7.0% year over year for 2012 was driven largely by strong EBITDA performance and better working capital management while continuing to invest more capital in networks and research and development, and delivering dividend growth to shareholders.

Strategic Imperatives Progress	25%	Payout: 33% Min: 0% Max: 37.5%	various	N/A

The Board approves a scorecard of about 30 operating metrics to monitor the progress against the strategic imperatives. Considerable progress was made on each imperative and expectations were exceeded in most cases. In addition to the strong performance in the Wireless, Wireline and Media sectors, strong results were also achieved in the areas of Customer Service and Investment in Broadband Services. Further details may be found under President and CEO Compensation.

Total	100%	125%

The financial results for 2012, along with the progress made against the 6 Strategic Imperatives, were reviewed by the Compensation Committee against the set of financial and operating objectives used for setting short-term incentive awards. Based upon their assessment, the Compensation Committee recommended, and the Board approved, a corporate payout index of 125%. No discretionary adjustment was made to the calculated payout for 2012.

Individual Performance Objectives

The individual performance component is based on an assessment of the performance of an executive on two dimensions.

The first dimension is the achievement of results measured against the pre-determined business unit objectives. At the beginning of the year, the Compensation Committee reviews the President and CEO’s individual performance goals for that year and recommends them to the Board for approval. Our President and CEO’s goals, as well as those of our other executive officers, are designed to support the execution of the 6 Strategic Imperatives and thereby create value for shareholders.

The other dimension is the demonstration of the leadership attributes required to achieve those results. These include people leadership attributes which serve to build and leverage talent and drive team effectiveness, along with strategic leadership attributes which reinforce the transformation of the business and the execution of the strategy.

At the end of the year, the Compensation Committee and the independent directors of the Board assess the President and CEO’s performance on both the achievement of results against the pre-determined objectives as well as the demonstration of leadership in the attainment of those results. Likewise, the President and CEO provides the Compensation Committee with his assessment of the performance of the other executive officers.

57 BCE Inc. | 2013 Management Proxy Circular |

Taking into account all information provided, including the recommendations of the President and CEO, the Compensation Committee makes an informed judgment and recommends for Board approval the individual performance index (between 0 and 3x) for each of the executive officers. This multiplier index applies on 30% of the total target bonus only. In 2012, individual performance indexes for the named executive officers ranged from 2.25x to 3.0x, with an average index of 2.65x. Combined with the corporate performance factor that was achieved at 125%, the 2012 short-term incentive awards for our named executive officers ranged from $887,500 to $3,328,125, with an average payout of $1,490,000.

Deferred Share Unit Plan

The deferred share unit plan is designed to further align the interests of the executive officers to those of the shareholders by providing a mechanism to receive incentive compensation in the form of equity. Executive officers and other key employees of the company and those of certain subsidiaries may elect to participate in the deferred share unit plan.

Executive officers can choose to have up to 100% of their annual short-term incentive award paid in deferred share units instead of cash. The award is converted into deferred share units based on the market value of a BCE common share on the day before the award becomes effective. Vested performance share units and restricted share units may also be rolled into deferred share units at time of payout. Deferred share units count towards the minimum share ownership requirements, which are described under Share ownership requirements.

Deferred share units have the same value as BCE common shares. The number and terms of outstanding deferred share units are not taken into account when determining if and how many deferred share units will be awarded under the plan. No vesting conditions are attached to deferred share units; they therefore vest at time of grant.

Dividend equivalents in the form of additional deferred share units are equal in value to dividends paid on BCE common shares and credited to the participant’s account on each dividend payment date based on the number of units in the account as of the dividend record date.

The Compensation Committee may also recommend for Board approval special awards of deferred share units to recognize outstanding achievements or for reaching certain corporate objectives. There were no such awards made in 2012.

Holders of deferred share units cannot settle their deferred share units while they are employed by a company within the BCE group of companies. Once they leave the BCE group, the company will buy, through a trustee, a number of BCE common shares on the open market equal to the number of deferred share units a participant holds in the plan, after withholding taxes and any other deductions. These shares are then delivered to the former employee or to the estate in case of death.

Equity-Based Long-Term Incentive Plan

Our long-term incentive plan is designed to reward the creation of value for our shareholders while providing a vehicle to attract and retain talented and skilled executives. Being 100% equity-based, our long-term incentive plan’s value to the executive is very much dependent on sustained share price performance, which in turn benefits all shareholders. Furthermore, the performance share unit component of the long-term incentive plan rewards the achievement of earnings growth targets that enable BCE to grow its dividend, which also aligns with shareholders interests. The 2012 grants under our long-term incentive plan were allocated as follows:

100% vesting at the end of 3 years Option term: 7 years	100% vesting at the end of 3 years

Vesting at the end of 3 years contingent on earnings growth targets

58 BCE Inc. | 2013 Management Proxy Circular |

Below are the key terms that apply to each component of the long-term incentive plan:

ELEMENT	RESTRICTED SHARE UNITS	PERFORMANCE SHARE UNITS	STOCK OPTIONS
Shareholder interest alignment	RSUs align executives’ and shareholders’ interests in share return growth. Time vesting also supports the retention of executives to better enable the company to execute its long-term strategy.	PSUs align executives’ and shareholders’ interests in dividend growth and their compensation to the Corporation’s performance. Multi-year vesting also supports the retention of executives to better enable the company to execute its long-term strategy.

Stock options align executives’ and shareholders’ interests in share price growth and their compensation to the Corporation’s performance.

Multi-year vesting also supports the retention of executives to better enable the company to execute its long-term strategy.

Term	3 years		7 years (10-year maximum under the plan text)
Vesting type	3-year cliff vesting
Vesting date for 2012 grants	December 31, 2014		February 17, 2015 (3 years from the date of grant)
Vesting criteria	Being employed by BCE or Bell on the vesting date

Being employed by BCE or Bell on the vesting date

To achieve 100% vesting, earnings growth must be sufficient to provide the Board with the ability to increase the dividend by a target compound annual dividend growth rate over the three-year performance period while keeping the dividend payout ratio between 65% and 75% of the free cash flow available to common shareholders. Pro-rated payment is made if the target is only partially attained.

Being employed by BCE or Bell on the vesting date
Dividend equivalents	Credited as additional units, at the same rate as dividends declared on BCE common shares		None
Methods of payment(1)	Cash, BCE common shares or Deferred Share Units		BCE common shares when options are exercised
Pricing at time of grant

Conversion from dollar value to units made using the volume weighted average of the trading price per common share for the last 5 consecutive trading days ending immediately on the last trading day prior to the effective date of the grant and rounded up to the nearest unit

Higher of the volume weighted average of the trading price per common share of a board lot of common shares traded on the Toronto Stock Exchange; 1) on the trading day immediately prior to the effective date of the grant, or if at least one board lot of common shares has not been traded on such day, then the volume weighted average of the trading price per common share of a board lot of common shares for the next preceding day for which at least one board lot was so traded; and 2) for the last 5 consecutive trading days ending immediately on the trading day prior to the effective date of the grant.

Clawback

With the exception of Mr. G.A. Cope, for whom the clawback clause of his employment agreement is disclosed under Identification and mitigation of risks associated with our compensation policies and practices, no clawback clause is applicable on restricted share units and performance share units

Option holders will lose all of their unexercised options if they engage in prohibited behaviours after they leave our company. This includes using our confidential information for the benefit of another employer. In addition, the option holder must reimburse the after-tax profit realized on exercising any options during the six-month period preceding the date on which the prohibited behaviour began.

(1)	At any time, the Compensation Committee may require that a participant receive a long-term incentive payment in BCE common shares or in deferred share units as an interim measure to help the participant reach his mandatory share ownership requirement.

59 BCE Inc. | 2013 Management Proxy Circular |

The Compensation Committee may also recommend special grants to recognize specific achievements or, in some cases, to retain or motivate executive officers and key employees. There were none made in 2012.

Information on change in control and termination provisions applicable to stock options can be found under Compensation of Our Named Executive Officers – Termination and change in control benefits.

The company uses the fair value method of accounting for equity-based compensation.

Pension, Benefits and Perquisites

Pension

No change was made to our pension plan in 2012 as it was well positioned relative to market.

With the exception of Mr. S.A. Vanaselja, all named executive officers participate in the Defined Contribution (DC) pension plan which has been the only pension plan available to employees hired since 2004. Mr. S.A. Vanaselja, who was hired prior to 2004, participates in Bell Canada’s Defined Benefit (DB) pension plan.

Our named executive officers have also entered into supplementary retirement arrangements. The pension benefits provided to our named executive officers are described under Compensation of Our Named Executive Officers – Pension arrangements.

Benefits and Perquisites

We believe that offering competitive and flexible benefits is essential to attract and retain qualified employees. The Corporation provides the Omniflex benefit program which gives employees the flexibility to choose health, life and accident insurance most suited to their individual needs. The named executive officers are provided with additional benefits, mainly relating to incremental life and accident insurance.

We also offer to all of our employees the possibility to participate in our Employees’ Savings Plan. The Employees’ Savings Plan is focused to support long-term share ownership and to build greater interest in the growth and success of our company. Under the Employees’ Savings Plan, when employees elect to contribute up to 6% of their eligible earnings to buy BCE common shares, the company contributes $1 for every $3 that the employee contributes. The shares purchased with the company contributions are vested to employees after two years. More information on the Employees’ Savings Plan can be found under Compensation of Our Named Executive Officers – Employees’ Savings Plans (ESPs).

The named executive officers receive a competitive cash allowance for perquisites.

SHARE OWNERSHIP REQUIREMENTS

We believe in the importance of substantial share ownership and our compensation programs are designed to encourage share ownership by executive officers. A minimum share ownership level has been set for each position as a percentage of annual base salary.

President and CEO – 750%	Senior Vice-Presidents – 200%
Executive Vice-Presidents – 300%	Vice-Presidents – 100%

Executives must meet their target within five years of their hire or promotion date, with the objective that 50% of their target will be reached within three years of this date. Direct and indirect holdings of common shares of BCE and Bell Aliant, including shares or deferred share units received under the following programs, can be used to reach the minimum share ownership level:

  deferred share unit plan, described under Deferred share unit plan

  Employees’ Savings Plan, described under Benefits and Perquisites shares acquired and held by exercising stock options granted under our stock option plans, described under
   Equity-based long-term incentive plan

  shares received upon payment of restricted share units and performance share units, described under
   Equity-based long-term incentive plan

In-the-money option grants and unvested equity grants do not count towards the minimum share ownership level.

Share ownership status is calculated using the higher of acquisition cost and the current market value at time of review. The Compensation Committee reviews at least annually the status of compliance with the share ownership requirements. Concrete measures may be taken if the three-year target or the five-year target is missed. These measures include, but are not limited to, the payment of a portion of the short-term annual incentive award in deferred share units, the payment of restricted share units or performance share units in shares or in deferred share units and, when stock options are exercised, the requirement to hold BCE common shares having a market value equal to a portion of the after-tax financial gain resulting from the exercise. These measures remain in effect until the target is reached. As shown in the table below, all of our named executive officers have achieved and surpassed their five-year targets.

60 BCE Inc. | 2013 Management Proxy Circular |

Below is the share ownership status for our named executive officers as of March 7, 2013.

			TOTAL BCE
			EQUITY OWNERSHIP		PERCENTAGE	PERCENTAGE OF
	BASE SALARY	OWNERSHIP	VALUE	(1)	OF OWNERSHIP	5-YEAR TARGET
NAMED EXECUTIVE OFFICER	($)	REQUIREMENT	($)		IN DSUs	ACHIEVED
George A. Cope	1,250,000	750%	44,524,559		83.7%	475%
Siim A. Vanaselja	575,000	300%	11,864,933		97.9%	688%
Wade Oosterman	750,000	300%	29,956,315		58.3%	1,331%
Kevin W. Crull	700,000	300%	4,153,043		83.9%	185%
Mary Ann Turcke	500,000	300%	1,780,198		80.6%	113%

(1)	Estimated using a BCE share price of $47.03 and a Bell Aliant share price of $27.05.

SHAREHOLDER RETURN PERFORMANCE GRAPH

FIVE-YEAR CUMULATIVE TOTAL RETURN ON $100 INVESTMENT

DECEMBER 31, 2007 – DECEMBER 31, 2012

	2007	2008	2009	2010	2011	2012
BCE Common Shares	100	65	80	103	130	138
S&P/TSX Composite Index	100	67	90	106	97	104
NEO Compensation	100	104	105	110	109	122

The graph compares the cumulative annual total return of BCE common shares against the cumulative annual total return of the S&P/TSX Composite Index assuming an initial investment of $100 and that all subsequent dividends were reinvested. Also shown is the growth rate of the named executive officers’ compensation over the same 5-year period. Compensation is defined as total direct compensation awarded to named executive officers, including salary, short-term incentive awards and annualized grants of restricted share units, performance share units and stock options. The Compensation Committee is satisfied that, while the compensation awarded to our named executive officers remained fairly constant, a large portion of total compensation is awarded in the form of equity and the actual payouts related to those awards are linked very closely to the evolution of the company’s share price and dividend growth.

BCE

BCE total return is based on BCE common share price on the Toronto Stock Exchange and assumes the reinvestment of dividends.

S&P/TSX Composite Index

With approximately 95% coverage of the Canadian equities market, the S&P/TSX Composite Index is the primary gauge for Canadian-based, Toronto Stock Exchange-listed companies. Such companies include, among others: BCE, Royal Bank of Canada, Toronto-Dominion Bank, Suncor Energy, Canadian Natural Resources and Canadian National Railway Company.

61 BCE Inc. | 2013 Management Proxy Circular |

President and CEO COMPENSATION

George A. Cope

George A. Cope
President and Chief Executive Officer, BCE and Bell Canada

George Cope has been President and CEO of BCE and Bell Canada since July 11, 2008. He was previously President and Chief Operating Officer of Bell Canada.

Mr. Cope is a seasoned Canadian telecommunications executive who had served in public-company CEO roles in the industry for more than 15 years prior to joining Bell in 2005. He has earned a reputation as an innovative telecom strategist and builder of high-performance teams, successfully launching multiple next-generation digital networks during his career.

Mr. Cope holds an Honors Business Administration degree from the University of Western Ontario. He serves on the Advisory Board of the Richard Ivey School of Business at the University of Western Ontario.

He is also a director of the Bank of Montréal and of Bell Aliant Inc. (chair).

2012 KEY ACCOMPLISHMENTS AND DETERMINATION OF SHORT-TERM INCENTIVE AWARD

The Compensation Committee evaluated Mr. Cope’s performance for 2012 based on demonstrated leadership behaviours and comprehensive objectives related to:

  The evolution of BCE’s strategy

  The execution of BCE’s strategy

Mr. Cope significantly advanced the evolution of BCE’s strategy in 2012:

  Completed the acquisition of Maple Leaf Sports and Entertainment (MLSE) in a joint ownership arrangement with Rogers Communications, supporting Bell’s commitment to deliver the best content across all screens.

  Announced a major alliance with Q9 Networks, Canada’s leading data centre operator, expanding Bell’s capacity to meet fast-growing demand for data hosting, cloud computing services and broadband connectivity from corporate and government customers.

  Built significant new broadband mobile and fibre capacity, including Canada’s largest Fibre-to-the-Home (FTTH) rollout in Québec City, bringing new choice and competition to consumers and business and underlying Bell’s commitment to network leadership.

  Expanded the high-profile Bell Let’s Talk mental health initiative by funding leading mental health organizations across Canada, including the world’s first Stigma Research Chair at Queen’s University, the new Bell Gateway Building at the Centre for Addiction and Mental Health in Toronto, and the unique Douglas Institute Brain Bank. In addition, the Bell Let’s Talk Community Fund provided grants in 2012 to an additional 58 local organizations in every region across Canada.
  On Bell Let’s Talk Day 2012, Canadians sent 78,520,284 text messages, long-distance calls and retweets in support of Canadian mental health.

  Continued to grow the business in a socially responsible and sustainable way; Bell was named the greenest company in Canada in Newsweek’s 2012 International Rankings.

Mr. Cope led the Bell team in the strong execution of the company’s 6 Strategic Imperatives in 2012:

  Continued to build strength in the wireless market, achieving industry leading incumbent share of postpaid subscriber net additions of 40%.

  Increased smartphone penetration to 64% of the postpaid base, compared to 48% in 2011, and usage of data services like the unique Mobile TV which already serves more than 700,000 customers.

  Continued Bell’s significant investment in Canada’s best broadband mobile and fibre networks. 4G LTE mobile coverage grew to 67% of the national population, offering Bell customers access to Canada’s largest LTE network. Fibe TV coverage expanded to more than 3.3 million homes across Toronto, Montréal and Québec City. The Nimiq 6 satellite was launched to further enhance HD service for Bell Satellite TV customers across the country.

  Offering a superior new choice over cable, Fibe TV attracted 122% more new subscribers year over year, bringing the total Fibe TV base to 248,000. More than 4 in 5 new Fibe TV customers choose a bundle of Bell services.

  Expanded Bell Media’s position as the leading broadcaster in Canada with flawless coverage of the 2012 London Olympic Games, enhanced leadership in conventional specialty TV, and financial performance exceeding expectations from when CTV was acquired.

  Improved customer service across all business lines with enhanced online service and billing options, a new mobile self-serve application, investment in enhanced customer service training tools, resulting in reduced churn and increased customer satisfaction.

  Achieved operating cost reductions of $166 million in Wireline, driving an industry-leading EBITDA margin of 38.4%.

  Settled 23 collective bargaining agreements covering approximately 8,500 unionized employees.

62 BCE Inc. | 2013 Management Proxy Circular |

As a result of strong operational and financial performance, the Board announced another dividend increase in 2012, delivering 4.6% growth of the annualized dividend from $2.17 per share in December 2011, to $2.27 per share in December 2012. The dividend increase announced on August 8, 2012 was BCE’s eighth increase to the annual common share dividend since December 2008, representing growth of more than 55% over that period.

While Mr. Cope’s base salary remained at its 2011 level in 2012, his target short-term incentive award increased from 125% to 150% of base salary to better align his compensation with the compensation offered to chief executive officers from our comparator group companies and our pay-for-performance compensation philosophy.

	2012	2011	2010
AWARDED COMPENSATION	($)	($)	($)
Base Salary	1,250,000	1,250,000	1,250,000
Annual Short-Term Incentive Award	3,328,125	2,445,313	2,456,250
Restricted Share Units	2,937,500	2,650,000	3,750,000
Performance Share Units	1,468,750	1,325,000	–
Stock Options	1,468,750	1,325,000	1,250,000
Total Direct Compensation	10,453,125	8,995,313	8,706,250

Fixed Compensation	14%
Variable Compensation	86%

SHARE OWNERSHIP AND VALUE AT RISK

The table below shows the total vested and unvested BCE equity owned by Mr. Cope as of the date of this Circular, up 45% from last year:

	OWNERSHIP AND VESTED VALUE							UNVESTED VALUE
												TOTAL
												OWNERSHIP
			DEFERRED	VESTED		TOTAL	PERFORMANCE	RESTRICTED	UNVESTED		TOTAL	AND VALUE
HOLDINGS	SHARES	(1)	SHARE UNITS	OPTIONS	(2)	VESTED	SHARE UNITS	SHARE UNITS	OPTIONS	(2)	UNVESTED	AT RISK
Number	157,682		792,399	0		950,081	113,552	227,101	1,074,490		1,415,143	$67,710,861
Value	$7,190,750		$37,266,525	0		$44,457,275	$5,340,350	$10,680,567	$7,232,669		$23,253,586

(1)	BCE shares valued at $47.03. Includes Bell Aliant shares valued at $27.05.
(2)	Represents the estimated gain from the exercise of the underlying options.

63 BCE Inc. | 2013 Management Proxy Circular |

Compensation OF OUR NAMED EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE

The table below summarizes the compensation of our named executive officers. The named executive officers are our President and CEO, our CFO and our three most highly compensated executive officers ranked by their total compensation in the table below.

For more information regarding our compensation philosophy and policies and a discussion of the elements of our compensation programs, see Compensation Discussion & Analysis.

The material factors necessary for an understanding of the compensation detailed in the following table are described under Compensation Discussion & Analysis and the footnotes to the table.

								NON-EQUITY
								INCENTIVE PLAN
								COMPENSATION
								(ANNUAL
				SHARE-BASED		OPTION-BASED		INCENTIVE		PENSION		ALL OTHER		TOTAL
NAME AND		SALARY		AWARDS		AWARDS		PLANS)		VALUE		COMPENSATION		COMPENSATION
PRINCIPAL POSITION(1)	YEAR	($)	(2)	($)	(3)(4)	($)	(5)	($)	(6)	($)	(7)	($)	(8)	($)
George A. Cope	2012	1,250,000		4,406,250		1,468,750		3,328,125		476,696		163,015		11,092,836
President and CEO,	2011	1,250,000		3,975,000		1,325,000		2,445,313		455,869		164,255		9,615,437
BCE and Bell Canada	2010	1,250,000		–		–		2,456,250		398,531		162,643		4,267,424
Siim A. Vanaselja	2012	575,000		937,500		312,500		934,375		451,659		19,450		3,230,484
Executive Vice-	2011	575,000		937,500		312,500		813,625		392,612		22,818		3,054,055
President and CFO,	2010	575,000		–		–		731,400		360,915		21,451		1,688,766
BCE and Bell Canada
Wade Oosterman	2012	750,000		1,312,500		437,500		1,162,500		192,195		23,799		3,878,494
President – Bell	2011	700,000		1,125,000		375,000		938,000		194,443		22,998		3,355,441
Mobility and Bell	2010	700,000		–		–		1,100,400		81,060		22,297		1,903,757
Residential Services
& Chief Brand
Officer, Bell Canada
Kevin W. Crull	2012	700,000		1,125,000		375,000		1,137,500		182,574		102,728		3,622,802
President –	2011	700,000		1,125,000		375,000		990,500		162,221		103,221		3,455,942
Bell Media	2010	700,000		–		–		890,400		149,856		117,508		1,857,764
Mary Ann Turcke	2012	500,000		937,500		312,500		887,500		67,950		16,651		2,722,101
Executive Vice-	2011	487,500		937,500		312,500		632,500		65,324		15,236		2,450,560
President – Field	2010	425,000		–		–		604,350		56,865		12,378		1,098,593
Operations,
Bell Canada

(1)	Mr. Crull was appointed President of Bell Media on April 1, 2011. He remains an officer of Bell Canada and member of the Executive Committee of BCE Inc. and Bell Canada.
(2)	Mr. Oosterman’s base salary was increased from $700,000 to $750,000 on January 1, 2012 to better reflect the increased scope of his position, integrating the Residential Services business unit in addition to the Wireless business unit and all Brand services. Mrs. Turcke’s base salary was increased from $425,000 to $500,000 on March 1, 2011 to better reflect the market value of a position with the level of accountability she has.
(3)	The following table compares the grant date fair values utilized for compensation purposes with the provisions that are recorded to the company’s financial statements for the named executive officers share-based awards.

	2012		2011
VESTING PERIOD	FEBRUARY 20, 2012 TO DECEMBER 31, 2014		FEBRUARY 21, 2011 TO DECEMBER 31, 2013
	GRANT DATE FAIR VALUE	ACCOUNTING FAIR VALUE(a)	GRANT DATE FAIR VALUE	ACCOUNTING FAIR VALUE(a)
Share Price(b)	$39.51	$40.07	$35.66	$35.67
Aggregate Difference	$123,886		$2,369
Difference per Share	$0.56		$0.01

(a)	Amortized over the vesting period of the awards.
(b)	The share price at time of grant was equal to the volume weighted average of the trading price per BCE common share of a board lot of BCE common shares traded on the Toronto Stock Exchange for the five consecutive trading days ending on the day prior to the day the grant became effective.

64 BCE Inc. | 2013 Management Proxy Circular |

(4)	The value shown under this column was allocated as per our compensation plan policy, 50% of the total long-term incentive plan value in restricted share units and 25% of the total long-term incentive plan value in performance share units. The following table details the amounts awarded under both plans:

	2012		2011
	RSUs	PSUs	RSUs	PSUs
NAMED EXECUTIVE OFFICER	($)	($)	($)	($)
G.A. Cope	2,937,500	1,468,750	2,650,000	1,325,000
S.A. Vanaselja	625,000	312,500	625,000	312,500
W. Oosterman	875,000	437,500	750,000	375,000
K.W. Crull	750,000	375,000	750,000	375,000
M.A. Turcke	625,000	312,500	625,000	312,500

(5)	BCE started to use the binomial valuation method for purposes of compensation in 2007. The binomial model provides flexibility in the determination of the theoretical value of options for assumptions regarding parameters such as dividends, vesting period and exercise before expiry. The binomial model is a recognized method for the valuation of stock options of a company that has a high dividend yield. The accounting fair value for the purposes of the financial statements is also calculated using a binomial methodology, which meets requirements under International Financial Reporting Standards, but uses slightly different assumptions, most importantly, the dividend is calculated assuming a dividend growth commensurate with the Corporation’s dividend growth strategy instead of a fixed dividend. The main assumptions that were used in determining compensation fair value and financial statements value are described in the following table:

	2012		2011
		FINANCIAL		FINANCIAL
KEY ASSUMPTIONS	FAIR VALUE	STATEMENTS	FAIR VALUE	STATEMENTS
Vesting Period	3 years	3 years	3 years	3 years
Dividend Yield	5.33%	5.4%	5.5%	5.5%
Expected Volatility	21.0%	21.0%	21.7%	21.0%
Risk-Free Interest Rate	1.27%	1.36%	2.27%	2.72%
Total Exercise Period	7 years	7 years	7 years	7 years
Expected Life	4.5 years	4.5 years	4.5 years	4.5 years
Binomial Value	$4.12	$3.13	$4.10	$3.10

For purposes of financial statement disclosure as at December 31, 2012, the difference between the stock option award grant date fair value and the accounting fair value of the stock option award as at December 31, 2012 is approximately $0.99 less per option or $698,342 for the 705,403 stock options awarded to the NEOs on February 20, 2012. In 2011, the difference between the stock option award grant date fair value and the accounting fair value of the stock option award as at December 31, 2011 was approximately $1.00 less per option or $658,529 for the 658,539 stock options awarded to the NEOs on February 21, 2011. The accounting fair value is amortized over the vesting period of the awards.

(6)	This column only includes the annual short-term incentive awards paid to the named executive officers. Our named executive officers have the choice to participate in the deferred share unit plan by electing to receive all or a portion of their annual short-term incentive award in deferred share units. Detailed below are the annual elected percentages by named executive officer:

	ELECTED PERCENTAGE OF THE ANNUAL SHORT-TERM INCENTIVE AWARD IN DEFERRED SHARE UNITS
YEAR OF ANNUAL SHORT-TERM
INCENTIVE AWARD	GEORGE A. COPE	SIIM A. VANASELJA	WADE OOSTERMAN	KEVIN W. CRULL	MARY ANN TURCKE
2012	–	100%	100%	–	–
2011	–	100%	80%	–	50%
2010	100%	–	65%	–	–

The effective date of the grants of deferred share units for the 2012 annual short-term incentive was February 12, 2013 and the share price used for conversion was $44.23. For the 2011 and the 2010 annual short-term incentive, the effective date of the grants of deferred share units were February 14, 2012 and February 15, 2011, respectively. The share price used for conversion was $39.47 for the 2011 annual short-term incentive and $35.61 for the 2010 annual short-term incentive. For all grants, the share price is equal to the closing share price of a board lot of common shares of BCE on the Toronto Stock Exchange on the last trading day before the grant comes into effect.
Mr. Cope’s short-term incentive target was increase from 125% to 150% of base salary on January 1, 2012. Targets for other named executive officers remained at their 2011 levels.

(7)	As described under Pension arrangements, for all named executive officers except for Mr. Vanaselja, this represents the employer contribution for each of the three most recently completed years for the different defined contribution arrangements and related effects on the value of the executive officer’s SERP account when applicable. For Mr. Vanaselja, it represents the service cost evaluated at the end of such year of an additional year of service.

65 BCE Inc. | 2013 Management Proxy Circular |

(8)	All Other Compensation is comprised of the following components:

				COMPANY
		PERQUISITES AND		CONTRIBUTION
		OTHER PERSONAL		UNDER EMPLOYEES’				TOTAL ALL OTHER
		BENEFITS	(a)	SAVINGS PLAN	(b)	OTHER	(c)	COMPENSATION
NAME	YEAR	($)		($)		($)		($)
G.A. Cope	2012	122,373		25,000		15,642		163,015
	2011	122,373		25,000		16,882		164,255
	2010	122,205		25,000		15,438		162,643
S.A. Vanaselja	2012	–		11,500		7,950		19,450
	2011	–		11,500		11,318		22,818
	2010	–		11,500		9,951		21,451
W. Oosterman	2012	–		15,000		8,799		23,799
	2011	–		14,000		8,998		22,998
	2010	–		14,000		8,297		22,297
K.W. Crull	2012	77,874		14,000		10,854		102,728
	2011	77,873		14,000		11,348		103,221
	2010	77,705		14,000		25,803		117,508
M.A. Turcke	2012	–		10,000		6,651		16,651
	2011	–		9,750		5,486		15,236
	2010	–		8,500		3,878		12,378

(a)

Perquisites and other personal benefit that in aggregate are worth less than $50,000 or 10% of the total annual base salary of a named executive officer for the financial year are not included. For Mr. Cope, it consists mainly in a perquisite allowance in the amount of $120,000 for years 2012, 2011 and 2010. For Mr. Crull, it is essentially composed of a perquisite allowance of $45,500 and of tuition fees in the amount of $30,000 for each of years 2012, 2011 and 2010.

(b)	Under the Employees’ Savings Plan, when employees, including named executive officers, elect to contribute up to 6% of their eligible earnings to buy BCE common shares, the company contributes $1 for every $3 that the employee contributes. Starting in July 2010 and so as to encourage share ownership over the longer term, participants may not withdraw any common shares bought with their own contributions under the plan for a two-year period to allow employer contributions to vest. The amounts shown include both vested and unvested employer contributions.
(c)	For all named executive officers, this column includes mainly company-paid life insurance premiums and gross-up payments. For Mr. Crull it also includes a market locality differential payment of $15,068 for year 2010 in accordance with the terms of his employment. Such benefit was intended to offset higher housing costs resulting from his relocation to Canada upon hire. His benefits under such plan expired in June 2010.

INCENTIVE PLAN AWARDS

OUTSTANDING UNEXERCISED OPTION-BASED AWARDS AND UNVESTED SHARE-BASED AWARDS

The following table includes all unexercised option-based awards and all share-based awards outstanding at the end of the financial year ended December 31, 2012. Refer to the Equity-Based Long-Term Incentive Plan section for key features of the plans.

	OPTION-BASED AWARDS										SHARE-BASED AWARDS
												MARKET		MARKET
											NUMBER	OR PAYOUT		OR PAYOUT
		NUMBER OF SECURITIES UNDERLYING									OF SHARES	VALUE OF		VALUE OF
		UNEXERCISED OPTIONS							VALUE OF		OR UNITS	SHARE-BASED		SHARE-BASED
					OPTION				UNEXERCISED		OF SHARES	AWARDS THAT		AWARDS NOT
				TOTAL	EXERCISE		OPTION		IN-THE-MONEY		THAT HAVE	HAVE NOT		PAID OUT OR
	GRANT	VESTED	NOT	OPTIONS	PRICE	(1)	EXPIRATION		OPTIONS	(3)	NOT VESTED	VESTED	(4)	DISTRIBUTED	(4)
NAME	DATE	(#)	VESTED (#)	(#)	($)		DATE	(2)	($)		(#)	($)		($)
G.A. Cope	2012-02-20	0	356,493	356,493	39.73		2019-02-19		1,033,830		238,212	10,154,997		33,335,285
	2011-02-21	0	323,171	323,171	35.83		2018-02-20		2,197,563
S.A. Vanaselja	2012-02-20	0	75,850	75,850	39.73		2019-02-19		219,965		53,505	2,280,960		9,503,097
	2011-02-21	0	76,220	76,220	35.83		2018-02-20		518,296
W. Oosterman	2012-02-20	0	106,190	106,190	39.73		2019-02-19		307,951		69,142	2,947,552		14,527,378
	2011-02-21	0	91,464	91,464	35.83		2018-02-20		621,955
K.W. Crull	2012-02-20	0	91,020	91,020	39.73		2019-02-19		263,958		64,206	2,737,105		3,118,264
	2011-02-21	0	91,464	91,464	35.83		2018-02-20		621,955
	2005-03-07	50,000	0	50,000	29.30		2015-03-06		666,500	(5)
M.A. Turcke	2012-02-20	0	75,850	75,850	39.73		2019-02-19		219,965		53,505	2,280,960		1,283,468
	2011-02-21	0	76,220	76,220	35.83		2018-02-20		518,296

(1)	The exercise price is the price at which a common share may be purchased when an option is exercised. Effective June 6, 2007, shareholders approved that the exercise price be the higher of the volume weighted average of the trading price per BCE common share of a board lot of BCE common shares traded on the Toronto Stock Exchange: (i) on the trading day prior to the day the grant becomes effective or, if at least one board lot of BCE common shares has not been traded on such day, then the volume weighted average for the next preceding day for which at least one board lot was so traded; and (ii) for the five consecutive trading days ending on the trading day prior to the day the grant becomes effective. For options granted prior to June 6, 2007, the exercise price was equal to the closing price of a board lot of common shares of BCE on the last trading day before the grant came into effect.
(2)	The term of any option may not exceed ten years from the effective date of the grant. Since 2011 options are granted with a seven-year term. The Compensation Committee can always recommend and the Board approve another option term at time of grant as long as the maximum ten-year expiry date is respected.
(3)	The value of unexercised in-the-money options is calculated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2012, i.e. $42.63, less the exercise price of those options.
(4)	The value of the outstanding share units is calculated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2012, i.e. $42.63, times the number of share units held by the employee in the restricted share units, performance share units and deferred share units plans, as applicable.
(5)	These options were exercised by Mr. Crull in early March 2013.

66 BCE Inc. | 2013 Management Proxy Circular |

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The following table summarizes option-based awards and share-based awards that vested during 2012 as well as short-term incentive awards earned during 2012. Refer to the Compensation Discussion & Analysis – Equity-based long-term incentive plan and Annual short-term incentive awards sections for the key features of the plans.

					NON-EQUITY
					INCENTIVE
				SHARE-BASED	PLAN
		OPTION-BASED AWARDS		AWARDS	COMPENSATION
		VESTED	VALUE ON
		OPTIONS	VESTING	VALUE VESTED	VALUE EARNED
	VESTING	DURING 2012	DATE	DURING THE YEAR	DURING THE YEAR	(1)
NAME	DATE	(#)	($)	($)	($)
G.A. Cope	–	–	–	–	3,328,125
S.A. Vanaselja	–	–	–	–	934,375
W. Oosterman	–	–	–	–	1,162,500
K.W. Crull	–	–	–	–	1,137,500
M.A. Turcke	–	–	–	–	887,500

(1)	These amounts are the same as those included in the Summary Compensation Table under the column Non-equity incentive plan compensation (Annual incentive plans) and include the entire 2012 annual short-term incentive awards paid in cash and/or in deferred share units.

STOCK OPTION PLAN

The number of shares issuable to insiders, at any time, under the stock option plan and all equity-based compensation arrangements of BCE, cannot exceed 10% of issued and outstanding shares; and the number of shares issued to insiders, within any one-year period, under all security-based compensation arrangements of BCE, cannot exceed 10% of issued and outstanding shares. As of December 31, 2012, they represented 0.1% of issued and outstanding shares.

In 2012, 2,681,201 options were granted under the stock option plan, representing 0.3% of issued and outstanding shares, none of which were issuable as of December 31, 2012.

Options are not assignable by the optionee, except to the optionee’s estate upon the optionee’s death.

Under the terms of the stock option plan, the Compensation Committee has the authority to depart from standard vesting provisions, exercise schedules or termination provisions at the time of grant of new options or later on with respect to any outstanding option, without shareholder approval. However, the Compensation Committee may not, without shareholder approval:

  increase the number of common shares that can be issued under the stock option plan reduce the strike price of an outstanding option (including a cancellation and regrant of an option, constituting a reduction of the exercise price of an option)

  extend the expiry date of an outstanding option or amend the stock option plan to permit the grant of an option with an expiry date beyond the maximum term allowed under the stock option plan change the provisions relating to the transferability of options except if the transfer is for normal estate settlement purposes make amendments to eligible participants that may permit the introduction of non-employee directors on a discretionary basis, and make amendments to provide for other types of compensation through equity issuance, unless the change results from application of the anti-dilution provisions of the stock option plan.

In 2012, we did not amend our stock option plan.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

NUMBER OF SECURITIES
REMAINING AVAILABLE FOR
FUTURE ISSUANCE UNDER
	NUMBER OF SECURITIES	WEIGHTED AVERAGE EXERCISE	EQUITY COMPENSATION
	TO BE ISSUED UPON EXERCISE	PRICE OF OUTSTANDING	PLANS EXCLUDING
	OF OUTSTANDING OPTIONS,	OPTIONS, WARRANTS	SECURITIES REFLECTED
	WARRANTS AND RIGHTS	AND RIGHTS	IN COLUMN (A)
	(#)	($)	(#)
NAME	(A)	(B)	(C)
Equity compensation plans approved by securityholders	–	–	–
Equity compensation plans not approved by securityholders(1)	5,310,356	37	41,053,625	(2)
Total	5,310,356	37	41,053,625

(1)	The key features of the BCE Inc. Long-Term Incentive (Stock Option) Program (1999) are provided under Compensation Discussion & Analysis – Equity-based long-term incentive plan.
(2)	This number includes 12,411,790 BCE common shares issuable pursuant to employee subscriptions under the BCE Inc. Employees’ Savings Plans (1970) and (2000).

67 BCE Inc. | 2013 Management Proxy Circular |

The following table sets out the number of securities issued and issuable under each of the company’s security-based compensation arrangements and the number of BCE common shares underlying outstanding options and percentages represented by each calculated over the number of BCE common shares outstanding as at December 31, 2012.

	COMMON SHARES ISSUABLE(1)				COMMON SHARES ISSUED TO DATE			COMMON SHARES UNDER OUTSTANDING OPTIONS

	#		%	(2)	#	%	(2)	#		%	(2)
BCE Inc. Long-Term Incentive (Stock Option)
Program (1999)(3)	33,952,191	(4)	4.4		15,741,714	2.0		5,310,356	(5)	0.7
Employees’ Savings Plans (1970) and (2000)	12,411,790	(6)	1.6		17,676,959	2.3		N/A		N/A

(1)	This number excludes BCE common shares issued to date and represents the aggregate of BCE common shares underlying outstanding options and BCE common shares remaining available for future grants of options and subscriptions under the Employees’ Savings Plans.
(2)	Outstanding BCE common shares as at December 31, 2012 = 775,381,645
(3)	As at the date of this Circular, there were 33,551,369 common shares issued and issuable under the Stock Option Program (1999), which represented 4.3% of the then outstanding common shares.
(4)	Out of a maximum number of issuable BCE common shares of 50,000,000 under the Stock Option Program (1999) after deduction of 306,095 common shares transferred to and issued or issuable under the BCE Inc. Replacement Stock Option Plan (Plan of Arrangement 2000).
(5)	As at the date of this Circular, there were 7,871,724 common shares underlying outstanding options, which represented 1.0% of the then outstanding common shares.
(6)	Out of an aggregate maximum number of issuable BCE common shares of 20,000,000 under the Employees’ Savings Plans (1970) and (2000).

EMPLOYEES’ SAVINGS PLANS (ESPs)

ESPs are designed to encourage our employees and those of our participating subsidiaries to own shares of the company. In most instances, employees who have completed at least six months of service and who do not control directly or indirectly 5% or more of the outstanding common shares of BCE can choose to have up to 12% of their annual eligible earnings withheld through regular payroll deductions to buy BCE common shares. The employer contributes up to 2% of the employee’s annual eligible earnings to the plan. Two ESPs are in place: the BCE Inc. Employees’ Savings Plan (1970) (the “1970 ESP”) and the BCE Inc. Employees’ Savings Plan (2000) (the “2000 ESP”). The 2000 ESP, which is intended for employees whose principal employment is in the United States, is not currently in use and thus, there are no accumulated shares currently issued under this plan. The terms of both ESPs are substantially similar, with the exception of amendments made in July 2010 to the 1970 ESP only, as discussed below.

The trustee of the ESPs buys BCE common shares for the participants on the open market, by private purchase or from BCE (issuance of treasury shares). The price of the shares purchased by the trustee on the open market or by private purchase is equal to the value paid by the trustee for such shares. The price for treasury shares (if any) purchased from BCE is equal to the weighted average prices of the shares purchased by the trustee on the open market and by private purchase (if any) in the week immediately preceding the week in which the purchase is made from BCE. The purchase price for treasury shares may not be below the market price of the securities, as established pursuant to the plan. In 2012, shares were purchased on the market for employer contributions and 1,102,022 shares were issued from treasury to fill employee contributions.

The number of shares that may be issued under the ESPs to insiders of a participating company, within any one-year period, under all security-based compensation arrangements of BCE may not exceed 10% of all issued and outstanding BCE common shares. Participation in the ESPs is not assignable.

Under the terms of the ESPs, the Board has the authority to modify the ESPs without shareholder approval to introduce changes such as (among others) a change in the termination provisions, housekeeping changes (such as to correct an immaterial inconsistency or clerical error or omission), or a change deemed necessary or desirable to comply with applicable law or regulatory requirements.

However, the Board may not, without shareholder approval:

  amend the limit on employee contribution

  amend the offering period to more than 27 months

  introduce a discount purchase price

  amend the maximum company contribution

  increase the number of common shares issuable pursuant to the ESPs, and allow for a potential dilution associated with the ESPs, together with all other securities-based compensation arrangements, of more than 10% of outstanding common shares of the company.

The 1970 ESP supports long-term share ownership and builds greater interest in the growth and success of our company. Shares purchased with employee contributions may not be withdrawn from the plan for a two-year period to allow employer contributions to vest. Shares are then purchased with the employer contributions and become available to the participant. Upon departure from the company, except upon involuntary termination, retirement or death, the unvested employer contributions are forfeited.

No changes were made to the 1970 ESP and the 2000 ESP in 2012.

68 BCE Inc. | 2013 Management Proxy Circular |

PENSION ARRANGEMENTS

All of the named executive officers participate in a Bell pension plan (Bell Plan). All named executive officers except Mr. Vanaselja are covered under the defined contribution arrangement of the Bell Plan and they have all entered into defined contribution supplementary agreements. Mr. Vanaselja is covered under the defined benefit arrangement of the Bell Plan and has also entered into defined benefit supplementary agreements.

DEFINED CONTRIBUTION ARRANGEMENTS

Defined Contribution Basic Plan (DC Basic Plan)

The DC Basic Plan is the Sum of:

  Employee contributions: Employee may contribute up to a maximum of 4% of pensionable earnings, subject to the Income Tax Act (Canada) (ITA) limit.

  Employer contributions: Employer contributes 4% of pensionable earnings and matches the first 2% of employee contributions, for a maximum of 6%.

a. Registered Defined Contribution Plan Arrangement (Registered DC Plan Arrangement)

The Registered DC Plan Arrangement is a component of the Bell Plan. Under this arrangement, each participant has the responsibility to choose how to invest the contributions made in his or her registered account and the rate of return depends on his choice. Employee contributions, company contributions and any investment returns are immediately vested. The sum of employee and employer contributions is limited to the maximum allowed under the ITA for registered pension plans.

b. Defined Contribution Notional Account (DC Notional Account)

When the sum of employee and employer contributions in any given year reaches the limit prescribed under the ITA, contributions stop being deducted from the employee’s pay and deemed employer contributions start to accumulate in his or her DC Notional Account. The notional account vests immediately and is credited monthly at the rate of return of an actively managed fund called the Bimcor Balanced Fund. This notional account accumulates until termination, retirement or death, at which point it is paid in cash to the employee or beneficiary.

Defined Contribution Supplementary Executive Retirement Plan (DC SERP)

All executive officers, including named executive officers, hired or appointed to an officer position on or after January 1, 2005, are eligible for benefits under the DC SERP after having served as an officer for at least five years. These supplemental arrangements consist of the application of a multiplier to employer contributions accumulated in their accounts under the DC Basic Plan (Registered DC Plan Arrangement and DC Notional Account) while serving as an officer.

Once an executive officer becomes eligible for benefits under the DC SERP, a multiplier varying from 1.25 upon reaching 45 points (age and years of service) to 3.0 upon reaching 80 points is applied to employer contributions (DC Basic Plan). An executive officer may therefore accumulate while an officer (through employer contributions and the related multiplier) up to 18% of his or her pensionable earnings plus credited investment returns.

The additional amount attributable to DC SERP equals the multiplier times:

  The employer’s contributions accumulated in their accounts under the DC Basic Plan; less

  The employer’s contributions accumulated in their accounts under the DC Basic Plan at the date they became officers.

The Board may grant additional years of service, additional employer contributions or both, through a special arrangement.

Pensionable earnings include base salary and short-term incentive awards, whether they are paid in cash or deferred share units. The entire cost is paid by the company for the DC SERP and this benefit is payable in a lump sum at termination, death or retirement. The DC SERP, by its nature, does not include any indexation provision, unlike the DB SERP.

69 BCE Inc. | 2013 Management Proxy Circular |

The following table shows amounts from all the company’s defined contribution arrangements applicable for the named executive officers subject to this pension arrangement.

			BALANCE AS OF					BALANCE AS OF
	NAME OF THE		DECEMBER 31, 2011	COMPENSATORY	(1)	NON-COMPENSATORY	(2)	DECEMBER 31, 2012
EXECUTIVE	ARRANGEMENT		($)	($)		($)		($)
G.A. Cope(3)	DC Basic Plan	(5)	1,193,486	221,719		320,689		1,735,894
	DC SERP	(6)	1,195,900	254,977		462,819		1,913,696
	Total		2,389,386	476,696		783,508		3,649,590
W. Oosterman	DC Basic Plan	(5)	451,729	101,155		110,878		663,762
	DC SERP	(6)	335,650	91,040		133,814		560,504
	Total		787,379	192,195		244,692		1,224,266
K.W. Crull	DC Basic Plan	(5)	573,010	101,430		136,178		810,618
	DC SERP	(6)	372,256	81,144		154,143		607,543
	Total		945,266	182,574		290,321		1,418,161
M.A. Turcke(4)	DC Basic Plan	(5)	315,739	67,950		66,856		450,545
	DC SERP		0	0		0		0
	Total		315,739	67,950		66,856		450,545

(1)	Employer contribution in 2012 for the different DC arrangements.
(2)	Employee contribution and investment return for the DC Basic Plan, and investment return for the DC SERP.
(3)	In conjunction with his appointment as President and Chief Operating Officer of Bell Canada in January of 2006 and to recognize the level of seniority at which he joined the company, Mr. Cope was credited five years of service and $180,000 of notional employer contributions in his DC Notional Account (included under DC Basic Plan in the above table) through a special arrangement.
(4)	Mrs. Turcke will become eligible for her DC SERP benefits in July 2013.
(5)	DC Basic Plan includes the Registered DC Plan Arrangement and the DC Notional Account.
(6)	As of December 31, 2012, our named executive officers were eligible for the following SERP multipliers:

EXECUTIVE	AGE	SERVICE		POINTS	MULTIPLIER
G.A. Cope	51.4	12.1	(1)	63.5	2.15x
W. Oosterman	52.2	6.4		58.6	1.90x
K.W. Crull	48.4	7.8		56.2	1.80x

(1)	Includes 5 years of service granted upon hire through a special arrangement.

Defined Benefit Arrangements

Defined Benefit Basic Plan (DB Basic Plan)

For each year of pensionable service from January 1, 1987 under the DB Basic Plan, the amount of annual pension payable to named executive officers from age 65 shall be equal to the sum of:

i. 1.0% of the Year’s Maximum Pensionable Earnings of the year (YMPE); and
ii. 1.7% of the officer’s average annual pay during the best 60 consecutive months of pensionable earnings (AAPE) in excess of the YMPE.

a. Registered Defined Benefit Plan Arrangement (Registered DB Plan Arrangement)

The Registered DB Plan Arrangement is a component of the Bell Plan. This arrangement is calculated using the AAPE in which the officer’s compensation produces the highest average. However, it is limited to the maximum allowed under the ITA for registered pension plans. Benefits are partially indexed every year to increases in the Consumer Price Index, subject to a maximum of 4% per year.

b. Excess Defined Benefit Pension (Excess DB Pension)

The excess pension is the pension amount that exceeds the ITA limit on registered pension plans. The entire cost is paid by the company.

This benefit is only payable upon retirement or death after age 55 and is not subject to any deductions for government benefits or other offset amounts. Benefits are also partially indexed every year to increases in the Consumer Price Index, subject to a maximum of 4% per year.

70 BCE Inc. | 2013 Management Proxy Circular |

Defined Benefit Supplementary Executive Retirement Plan (DB SERP)

All executive officers, including named executive officers, hired or appointed to an officer position on or before December 31, 2004, are eligible for benefits under the DB SERP. The executive officer receives 1.5 years of pensionable service for every year he or she serves as an officer. Retirement eligibility is based on the executive officer’s age and years of service. The Board may credit additional years of service towards retirement eligibility, pension calculation or both, through a special DB SERP arrangement. The DB SERP is a non-contributory arrangement.

In general, an executive officer is eligible to receive DB SERP benefits when he or she reaches one of the following:

  at least age 55, and the sum of age and service is at least 85 at least age 60, and the sum of age and service is at least 80 age 65 and has 15 years of service.

Pensions are calculated based on pensionable service and pensionable earnings. Pensionable earnings include base salary and short-term incentive awards, up to a maximum of the target value, whether they are paid in cash or deferred share units. The average of the executive officer’s best consecutive 36 months of pensionable earnings is used to calculate his or her pension.

An executive officer may receive up to 70% of his or her average pensionable earnings as total pension benefits under the DB Basic Plan and DB SERP. Pensions are payable for life. Surviving spouses receive about 60% of the pension that was payable to the executive officer. Pension payments are partially indexed every year to increases in the Consumer Price Index, subject to a maximum of 4% per year.

In addition to the results in the following table, the executive officers receive a retirement allowance equal to one year’s base salary when they retire under DB SERP provisions. This is not included in their pensionable earnings.

Special Defined Benefit Arrangement (DB SA)

From time to time, the Board may grant a DB SA that would become payable to named executive officers if they were to retire before being eligible for their DB SERP. This benefit can be granted to compensate for any gaps between the DB Basic Plan and the DB SERP in certain circumstances.

The following table shows information from all the company’s defined benefit arrangements for the active named executive officer subject to this pension arrangement.

	NUMBER OF						ACCRUED
	YEARS		ANNUAL BENEFITS PAYABLE				OBLIGATION				NON-		ACCRUED
	CREDITED						AT START		COMPENSATORY		COMPENSATORY		OBLIGATION
	SERVICE		AT YEAR END	(1)	AT AGE 65	(2)	OF YEAR	(3)	CHANGE	(4)	CHANGE	(5)	AT YEAR END	(6)
EXECUTIVE	(#)		($)		($)		($)		($)		($)		($)
S.A. Vanaselja
DB Basic Plan(7)	18.9		241,849		461,458		3,959,239		253,540		597,055		4,809,834
DB SERP & DB SA(8)	27.8	(9)	186,932		318,460		3,087,504		198,119		468,076		3,753,699
Total			428,781		779,918		7,046,743		451,659		1,065,131		8,563,533

(1)	Annual benefits payable at year-end represents the pension payable under the DB SA and under the DB Basic Plan assuming the final average earnings as of December 31, 2012. The immediate pensions illustrated in this table are under the joint & survivor option.
(2)	Annual benefits payable at age 65 represents the pension payable under the DB SERP and under the DB Basic Plan assuming the final average earnings as of December 31, 2012 is fixed and the named executive officer continues to work up to age 65. The pensions illustrated in this table are under the joint & survivor option.
(3)	Accrued obligation at start of year is performed using the assumptions in the financial statement as of the plan measurement date (December 31, 2011). The accrued obligation excludes the retirement cash allowance equal to one year’s base salary payable upon retirement pursuant to the DB SERP.
(4)	The compensatory change for 2012 represents the current service cost of an additional year of service.
(5)	The non-compensatory change represents the impact of the discount rate (from 5.1% to 4.4%) and the change of YMPE (established and revised annually by the government and used for the purposes of the Canada/Québec Pension Plan) on accrued obligation.
(6)	Accrued obligation at year end is calculated using the following key assumptions: discount rate of 4.4% and increase in base salary of 3.0% annually. The accrued obligation excludes the retirement cash allowance equal to one year’s base salary payable upon retirement pursuant to the DB SERP.
(7)	The DB Basic Plan includes the Registered DB Plan Arrangement and the Excess DB Pension.
(8)	Mr. Vanaselja is eligible for DB SERP benefits if he retires on or after age 60. If his employment terminates or is severed before age 60, his annual pension will be equal to a percentage of pensionable earnings corresponding to 35% at age 55 plus 3.5% per additional year of age under his DB SA.
(9)	The number of years of credited service for calculating total pension benefits at December 31, 2012 was 27.8 years which includes 18.9 years of actual service and an additional 8.9 years that was credited to Mr. Vanaselja under the company’s policy, pursuant to which 1.5 years of service is credited for every year of actual service while acting as an officer for DB SERP.

71 BCE Inc. | 2013 Management Proxy Circular |

TERMINATION AND CHANGE IN CONTROL BENEFITS

This section describes the standard provisions applicable to our different equity-based plans in the event of a termination or a change in control. The Compensation Committee has the authority to depart from these standard provisions at the time an option, a restricted share unit or a performance share unit is granted.

STOCK OPTIONS

EVENT	STOCK OPTIONS GRANTED BEFORE 2011	STOCK OPTIONS GRANTED SINCE 2011
Voluntary resignation

All non-vested options are forfeited on the event date. Vested options can be exercised for 30 days following the event date (without exceeding the original expiry date). At the end of the 30 days, all outstanding options are forfeited

All non-vested options are forfeited on the event date. Vested options can be exercised for one year following the event date (without exceeding the original expiry date). At the end of the one-year period, all outstanding options are forfeited

Termination for cause		All vested and unvested options are forfeited on the event date
Termination without cause (other than following a change in control)

Continued vesting and right to exercise the stock options conditional to the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the vesting and exercise period

Retirement	Retirement is defined as an employee retiring from the company’s Defined Benefit pension plan

Options continue to vest for three years following the event date and can be exercised during that three-year period (without exceeding the original expiry date). At the end of the three-year period, all outstanding options are forfeited

Retirement is defined as an employee retiring from the company with at least 55 years of age and 10 years of service, or at least 60 years of age

Continued vesting and right to exercise the stock options conditional to the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the vesting and exercise period

Death

All non-vested options are forfeited on the event date. Vested options can be exercised by the estate for 12 months following the event date (without exceeding the original expiry date). After 12 months, all outstanding options are forfeited

All non-vested options vest on the event date. Vested options can be exercised by the estate for 12 months following the event date (without exceeding the original expiry date). After 12 months, all outstanding options are forfeited

Change in control(1)

If the employment of an option holder is terminated by the company other than for cause or by the option holder for Good Reason(2) within 18 months of a change in control, unvested options can be exercised for a period of 90 days from the date of termination

(1)

A change in control of BCE occurs when:

  another party acquires 50% or more of the outstanding securities of a class of voting or equity securities of BCE,

  the composition of a majority of BCE’s Board changes for a reason such as a dissident proxy solicitation,

  BCE’s shareholders approve plans or agreements for disposing of all or substantially all of BCE’s assets, liquidating or dissolving BCE, or in certain cases, merging, consolidating or amalgamating BCE, or the Compensation Committee determines that an event is a change in control.

Upon a change in control or partial change in control of Bell Canada or a designated entity, unvested options of an option holder who is employed in one of BCE’s business units, such as Bell Canada or another subsidiary that the Compensation Committee identifies as a “designated business unit”, will become exercisable if:

  BCE’s interest in the business unit or subsidiary falls below 50% but remains at least 20%, and the option holder’s employment is terminated within 18 months of the reduction for a reason other than for cause, or if the option holder terminates employment for Good Reason (2).

The option holder has up to 90 days from that day, or longer if the Compensation Committee so determines, to exercise the options.

If BCE’s interest in a designated business unit falls below 20%, option holders who are employed in that business unit may exercise all of their unvested options effective upon the earlier of:

  one year following the reduction in the interest, or

  the day the option holder’s employment was terminated.

The option holder has up to 90 days from that day, or longer if the Compensation Committee so determines, to exercise the options.

(2)	A resignation for Good Reason may take place only during the eighteen (18) months following a change in control if (i) the executive is assigned duties inconsistent with his current position or (ii) there is a material reduction in the executive’s compensation or (iii) by relocation of the executive’s principal workplace without his consent to a location more than 50 kilometres’ distance from its current location. Please refer to footnote (2) under the table outlining Mr. Cope’s payments below for additional information with respect to the provisions applicable to Mr. Cope.

72 BCE Inc. | 2013 Management Proxy Circular |

RESTRICTED SHARE UNITS AND PERFORMANCE SHARE UNITS

EVENT	RESTRICTED SHARE UNITS	PERFORMANCE SHARE UNITS
Voluntary resignation Termination for cause	All outstanding unvested grants are forfeited on the event date
Termination without cause Retirement(1)	Continued vesting until the end of the vesting period conditional to the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the period	Continued vesting until the end of the performance period conditional to the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the period

To be paid on actual performance criteria results achieved by the company at the end of the performance period

Death	Immediate vesting and payment of outstanding grants	Immediate vesting of outstanding grants using, for determination of the vesting percentage, “period-to-date” results and results at target for the remainder of the period
Change in control	No specific change in control provisions exist in these plans

(1)	Retirement is defined as an employee retiring from the company with at least 55 years of age and 10 years of service, or at least 60 years of age.

ESTIMATED PAYMENTS FOR NAMED EXECUTIVE OFFICERS UPON TERMINATION OF EMPLOYMENT OR CHANGE IN CONTROL

The two tables below show the incremental payments that would be made to our President and CEO and other named executive officers in the event of termination of their employment or a change in control. Amounts were calculated as if termination had occurred on December 31, 2012.

George A. Cope

The terms applicable in the event of different termination scenarios, which were agreed upon on Mr. Cope’s appointment as President and CEO, are described in the table below.

					2012	ADDITIONAL
	NOTICE				SHORT-TERM	PENSION								STOCK
	PERIOD	(3)	SEVERANCE	(4)	AWARD	BENEFITS	(6)	PERQUISITES	(7)	RSUs	(8)	PSUs	(8)	OPTIONS	(9)	TOTAL
EVENT	($)		($)		($)	($)		($)		($)		($)		($)		($)	BENEFITS	(7)
Termination without cause (other than following a change in control)	–		7,401,564		–(5)	1,376,437		240,000		–		–		–		9,018,001	24 months extension
Termination for cause			–		–	–		–		–		–		–		–	–
Constructive dismissal
Voluntary resignation	416,667		–		–	–		40,000		–		–		–		456,667	4 months extension
Long-term disability (LTD)(1)	–		7,401,564		–(5)	1,376,437		240,000		–		–		–		9,018,001	Until age 65
Death	–		–		–	–		–		6,769,967		3,385,029		3,231,932		13,386,928	–
Resignation for Good Reason(2)	–		7,401,564		–(5)	1,376,437		240,000		–		–		3,231,932		12,249,933	24 months extension
Termination without cause following a change in control(2)

(1)	Thirty days after becoming totally disabled, Mr. Cope is deemed to have resigned from his position and becomes eligible to receive termination payments and perquisite allowance identical to those applicable in case of termination without cause. He will receive benefits and payments under the Corporation’s LTD plan until age 65 (continuation of health care benefits and payment of two-thirds of base salary). Stock options, restricted share units and performance share units will be treated in accordance with the terms of the plan applicable to LTD which provides for continued participation.
(2)	The provisions applicable to a resignation for Good Reason or a termination following a change in control are the same as those applicable to any termination without cause, except with regards to the provisions applicable to his stock options.

Under Mr. Cope’s agreement, Good Reason may only take place during the two years following a change in control (defined as acquisition of more than 50% of the common shares of Bell Canada or BCE by takeover bid, merger, amalgamation, sale of business or otherwise) if (i) Mr. Cope is assigned duties inconsistent with a CEO position or (ii) there is a material reduction in Mr. Cope’s compensation.

(3)	In case of voluntary resignation, Mr. Cope must provide the Corporation with written notice of four months. The Corporation may wave such period but remains responsible for paying Mr. Cope’s base salary and maintaining his benefits coverage and perquisite allowance during the four-month period.
(4)	The 24-month severance is calculated using Mr. Cope’s annual base salary in effect at time of termination and average short-term incentive award for the two years preceding the year of termination. Mr. Cope’s average short-term incentive award for 2010 and 2011 was $2,450,782. Severance is payable in equal installments over a 12-month period, without interest.
(5)

Short-term incentive award for the year of termination to be prorated for the period worked and paid as if individual and corporate results were met at 100%.
The actual amount of short-term incentive awarded for 2012 is disclosed in the Summary Compensation Table.

73 BCE Inc. | 2013 Management Proxy Circular |

(6)	Amount includes 24 months of employer contribution (6%, corresponding to the contribution level in effect prior to termination) under the DC arrangement of the pension plan using base salary in effect upon termination of employment and average short-term incentive award for the two years preceding the year of termination. This additional pension value will be payable in 12 monthly installments without interest. Amount also includes additional pension value for the recognition of two years of age and service (total of 4 points impacting the SERP multiplier), as if Mr. Cope had remained employed during such 24-month period, such amount being payable within 30 days following termination. Refer to Pension arrangements for more information on the DC arrangement of the pension plan. In case of LTD, Mr. Cope will cease participation in the Corporation’s pension plan and SERP as of the date of deemed resignation. Refer to footnote (1) above for information on LTD.
(7)	Upon a termination event other than termination for cause, LTD and voluntary resignation, all benefits and perquisites will be maintained for 24 months except the following: short and long-term disability plans, vacation, parking, security system and computer support. Outplacement services will also be provided as per the policy for executives. In the event of alternate employment within the 24-month period, all benefits and perquisites will cease immediately. Upon LTD, Mr. Cope will receive LTD benefits in accordance with the Corporation’s LTD plan up to age 65 and 24 months of perquisites.
(8)

If Mr. Cope conforms to the company’s non-competition, non-solicitation and confidentiality restrictive covenants until the end of the respective performance periods, he will be eligible for continued vesting on his restricted share units and his performance share units. As of December 31, 2012, Mr. Cope had the following holdings under both plans evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2012 of $42.63. Accelerated vesting in case of death was also calculated using the same price.

PLAN	NUMBER OF UNITS HELD	DECEMBER 31, 2012 VALUE
Restricted Share Units	158,807	$6,769,967
Performance Share Units	79,404	$3,385,029

(9)	If Mr. Cope conforms to the company’s non-competition, non-solicitation and confidentiality restrictive covenants until the expiry date, he will be eligible for continued vesting and will have the right to exercise his stock options granted in 2011 and 2012 until their expiry date. In case of death and termination following a change in control, the value of the accelerated options is calculated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2012 of $42.63. Refer to the Incentive plan awards section for complete details on outstanding stock options for Mr. Cope.

The payments and benefits described in the table on the previous page (with the exception of the Notice period column) are subject to Mr. Cope’s compliance with the 12-month non-competition (in Canada), non-solicitation and non-disparagement provisions of his agreement and to the confidentiality provisions of his agreement which are not limited in time. A breach with respect to these contractual provisions will not only result in the cancellation of the above payments and benefits but also in a reimbursement by Mr. Cope to the Corporation of the payments and benefits already received. Furthermore, all of his vested and unvested stock options will be forfeited and any option gain made within 12 months following his termination will also have to be reimbursed to the Corporation.

Upon termination, Mr. Cope’s stock options, performance share units and restricted share units will be treated in accordance with the terms of the plans under which they have been granted. If he becomes totally disabled, his stock options, performance share units and restricted share units will be treated in accordance with the terms of the plans applicable to LTD rather than those applicable upon resignation.

If the Corporation needs to restate its financial statements due to gross negligence, intentional misconduct or fraud on the part of Mr. Cope during the 24 months preceding the restatement, and it is determined that cash or equity awards paid to Mr. Cope would have been lower than awards actually awarded or received had the restatement occurred prior to the payment of such award (“Restated Amounts”), the Board will have the right to:

  require him to reimburse the portion of any cash or vested incentive compensation awarded to him after July 11, 2008 (date of appointment as President and CEO) in excess of the Restated Amounts, net of tax and transaction costs cancel the portion of unvested cash or equity compensation awards, cash bonuses or deferred compensation granted to him after July 11, 2008 in excess of the Restated Amounts, and require him to reimburse any gain realized by him from the exercise of options granted to him after July 11, 2008 in excess of the Restated Amounts, net of tax and transaction costs.

To the extent permitted by law, the Corporation will pay for Mr. Cope’s legal fees should a dispute with respect to the above clawback policy occur.

74 BCE Inc. | 2013 Management Proxy Circular |

Named Executive Officers

The table below shows the incremental payments that would be made to our named executive officers other than our President and CEO in the event of different termination events. Amounts were calculated as if termination had occurred on December 31, 2012.

								STOCK		OTHER
		SEVERANCE	(4)	RSUs	(5)	PSUs	(6)	OPTIONS	(7)	PAYMENTS	(8)	TOTAL
	EVENT	($)		($)		($)		($)		($)		($)
S.A. Vanaselja(1)	Termination without cause (other	1,725,000		–		–		–		–		1,725,000
	than following a change in control)
	Termination for cause	–		–		–		–		–		–
	Voluntary resignation	–		–		–		–		–		–
	Death	–		1,520,609		760,350		738,261		–		3,019,220
	Termination without cause in the	1,725,000		–		–		738,261		–		2,463,261
	18 months following a change
	in control
W. Oosterman(2)	Termination without cause (other	2,250,000		–		–		–		–		2,250,000
	than following a change in control)
	Termination for cause	–		–		–		–		–		–
	Voluntary resignation	–		–		–		–		–		–
	Death	–		1,965,019		982,532		929,906		–		3,877,457
	Termination without cause in the	2,250,000		–		–		929,906		–		3,179,906
	18 months following a change
	in control
K.W. Crull(3)	Termination without cause (other	2,800,000		–		–		–		300,000		3,100,000
	than following a change in control)
	Termination for cause	–		–		–		–		–		–
	Voluntary resignation	–		1,824,721		912,383		621,955		300,000		3,659,059
	Death	–		1,824,721		912,383		885,913		–		3,623,017
	Termination without cause in the	2,800,000		–		–		885,913		300,000		3,985,913
	18 months following a change
	in control
M.A. Turcke	Termination without cause (other	1,500,000		–		–		–		–		1,500,000
	than following a change in control)
	Termination for cause	–		–		–		–		–		–
	Voluntary resignation	–		–		–		–		–		–
	Death	–		1,520,609		760,350		738,261		–		3,019,220
	Termination without cause in the	1,500,000		–		–		738,261		–		2,238,261
	18 months following a change
	in control

(1)	As per his special arrangement, Mr. Vanaselja is eligible for benefits under the defined benefit supplementary executive retirement plan if his employment terminates or is severed before he reaches age 60. His annual pension will be equal to a percentage of pensionable earnings corresponding to 35% at age 55 plus 3.5% per additional year of age. In case of death, a reduced pension will be granted to his surviving spouse.
(2)	Mr. Oosterman’s employment agreement dated July 3, 2006 provides for the payment of a severance indemnity equal to 18 months of his base salary and annual short-term incentive award at target in effect at the time of termination if his employment is terminated by the company other than for cause. This payment is subject to Mr. Oosterman’s compliance with the 12-month non-competition (in Canada) and release provisions of his employment agreement.
(3)	In light of his appointment to the position of Chief Operating Officer of CTVglobemedia Inc. which became effective on November 1, 2010, Mr. Crull’s agreement dated January 26, 2005, and amended on October 25, 2005 and May 7, 2007 was further amended on September 30, 2010. Mr. Crull’s compensation was not modified as a result of such amendment.
Mr. Crull’s employment agreement provides for the payment of a severance indemnity equal to 24 months of his base salary and annual short-term incentive award at target in effect at the time of termination if his employment is terminated by the company other than for cause. This payment is subject to Mr. Crull’s compliance with the 12-month non-competition (in Canada) and release provisions of his employment agreement.
In the event of termination without cause or voluntary resignation, the company will reimburse pre-approved relocating costs from Toronto to the United States within nine months of termination. In addition, the vesting of RSUs, PSUs and stock options will continue for a 24-month period or until the options’ expiry date if earlier, in accordance with the vesting schedule attached to each grant of RSUs, PSUs and stock options. Following the end of the 24-month period, vested options will be exercisable for 30 days.
(4)	Even though there is no formal agreement between Mr. Vanaselja and the company or between Mrs.Turcke and the company, a severance indemnity equal to 18 months of base salary and annual short-term incentive award at target has been estimated based on their seniority and years of service.
For Messrs. Oosterman and Crull this represents the severance indemnity payable in accordance with their respective employment agreement, as detailed in footnotes (2) and (3) above.
Messrs. Vanaselja, Oosterman, Crull and Mrs. Turcke do not have special severance provisions in the event of a non-cause termination following a change in control, and such termination would therefore trigger the provisions set forth for any non-cause termination, if any.

75 BCE Inc. | 2013 Management Proxy Circular |

(5)	Conforming to the company’s non-competition, non-solicitation and confidentiality restrictive covenants until the end of the vesting period, will render the individual eligible for continued vesting of restricted share units. As of December 31, 2012, our named executive officers had the following holdings, evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2012 of $42.63, under the restricted share units plan. Accelerated vesting resulting from death was also calculated using the same price:

NAME	NUMBER OF UNITS HELD	VALUE AS OF DECEMBER 31, 2012
S.A. Vanaselja	35,669	$1,520,609
W. Oosterman	46,094	$1,965,019
K.W. Crull	42,803	$1,824,721
M.A. Turcke	35,669	$1,520,609

(6)	Conforming to the company’s non-competition, non-solicitation and confidentiality restrictive covenants until the end of the performance period, will render the individual eligible for continued vesting of performance share units. As of December 31, 2012, our named executive officers had the following holdings, evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2012 of $42.63, under the performance share units plan. Accelerated vesting resulting from death was also calculated using the same price:

NAME	NUMBER OF UNITS HELD	VALUE AS OF DECEMBER 31, 2012
S.A. Vanaselja	17,836	$760,350
W. Oosterman	23,047	$982,532
K.W. Crull	21,402	$912,383
M.A. Turcke	17,836	$760,350

(7)	Conforming to the company’s non-competition, non-solicitation and confidentiality restricted covenants until the stock option expiry date, will render the individual eligible for continued vesting and rights to exercise the stock options granted in 2011 and in 2012 until their expiry. In case of death and termination following a change in control, the value of the accelerated options is calculated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2012 of $42.63. Refer to the Incentive plan awards section for complete details on outstanding stock options for our named executive officers.
(8)	For Mr. Crull, this represents the estimated costs of relocating from Toronto to the United States which will be reimbursed by the company in the event of a non-cause termination or resignation in accordance with his employment agreement, as detailed under footnote (3) above.

76 BCE Inc. | 2013 Management Proxy Circular |

Other IMPORTANT INFORMATION

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the best of our knowledge, there were no current or nominated directors or executive officers or any associate or affiliate of a current or nominated director or executive officer with a material interest in any transaction since the commencement of our most recently completed financial year or in any proposed transaction that has materially affected us or would materially affect us or any of our subsidiaries.

PERSONAL LOANS TO DIRECTORS AND OFFICERS

The Corporation and its subsidiaries have not granted loans or extended credit to any current or nominated directors or executive officers or to individuals who have held these positions during the last fiscal year, or to any of their associates, and to this extent we are compliant with the prohibition under the Sarbanes-Oxley Act.

CANADIAN OWNERSHIP AND CONTROL REGULATIONS

Since 1993, the Telecommunications Act and associated regulations (Telecom Regulations) have governed Canadian ownership and control of Canadian telecommunications carriers. Bell Canada and other affiliates of BCE that are Canadian carriers are subject to this Act. In 2012, amendments to the Telecommunications Act largely eliminated these foreign ownership restrictions for any carrier who, with its affiliates, has annual revenues from the provision of telecommunications services in Canada that represent less than 10% of the total annual revenues, from the provision of these services in Canada, as determined by the CRTC. However, given that Bell Canada and its affiliates exceed this 10% threshold, they remain subject to the pre-existing restrictions, which are detailed below.

Under the Telecommunications Act, in order for a corporation to operate as a Canadian common carrier, the following conditions have to be met:

  Canadians own at least 80% of its voting shares

  at least 80% of the members of the carrier company’s board of directors are Canadians, and the carrier company is not controlled by non-Canadians.

In addition, where a parent company owns at least 66 2/3% of the voting shares of the carrier company (Carrier holding company), the Carrier holding company must have at least 66 2/3% of its voting shares owned by Canadians and must not be controlled by non-Canadians. BCE is a Carrier holding company. The Telecom Regulations give certain powers to the CRTC and to Canadian carriers and Carrier holding companies to monitor and control the level of non-Canadian ownership of voting shares to ensure compliance with the Telecommunications Act. Accordingly, BCE, which controls Bell Canada and other Canadian carriers, must satisfy the following conditions:

  Canadians own at least 66 2/3% of its voting shares, and

  it is not controlled by non-Canadians.

The powers under the Telecom Regulations include the right to:

  suspend the voting rights attached to shares considered to be owned or controlled by non-Canadians refuse to register a transfer of voting shares to a non-Canadian force a non-Canadian to sell his or her voting shares, and suspend the voting rights attached to that person’s shares, if that person’s holdings would affect our status as “Canadian” under the Telecommunications Act.

However, in our case, there is an additional control restriction under the Bell Canada Act. Prior approval by the CRTC is necessary for any sale or other disposal of Bell Canada’s voting shares unless BCE retains at least 80% of all Bell Canada voting shares.

Similarly, the Canadian ownership rules for broadcasting licensees, such as Bell ExpressVu Limited Partnership or Bell Media Inc., are generally in line with the rules for Canadian common carriers by restricting allowable foreign investments in voting shares at the licensee operating company level to a maximum of 20% and at the holding company level to a maximum of 33 1/3%. The CRTC is precluded under a direction issued under the Broadcasting Act from issuing, amending or reviewing a broadcasting licence of an applicant that does not satisfy these Canadian ownership criteria.

77 BCE Inc. | 2013 Management Proxy Circular |

Cultural concerns over increased foreign control of broadcasting activities lie behind an additional restriction that prevents the holding company of a broadcast licensee that exceeds the former 20% limit (or its directors) from exercising control or influence over any programming decisions of a subsidiary licensee. In line with CRTC practice, programming committees have been established within the relevant subsidiary licensees, thereby allowing foreign investment in voting shares of BCE to reach the maximum of 33 1/3%.

We monitor the level of non-Canadian ownership of our common shares and provide periodic reports to the CRTC.

HOW TO REQUEST MORE INFORMATION

Additional financial information is contained in BCE’s consolidated financial statements and MD&A for the year ended December 31, 2012. You can ask us for a copy of these documents, as well as of the documents listed below, at no charge:

  our most recent annual report, which includes our comparative financial statements and MD&A for the most recently completed financial year, together with the accompanying auditors’ report any interim financial reports that were filed after the financial statements for our most recently completed financial year our MD&A for the interim financial reports

  the Circular for our most recent annual general shareholder meeting, and our most recent AIF, together with any document, or the relevant pages of any document, incorporated by reference into it.

Please write to the Corporate Secretary’s Office or the Investor Relations Group at 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, Québec, Canada, H3E 3B3 or call 1-800-339-6353.

These documents are also available on our website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All of our news releases are also available on our website.

If you have any questions about the information contained in this document or require assistance in completing your proxy form or voting instruction form, please contact the Corporation’s proxy solicitation agent, CST Phoenix Advisors, by e-mail at inquiries@phoenixadvisorscst.com, by telephone at 1-866-822-1244 (toll free within Canada or the United States) or 416-682-3825 (banks, brokers and collect calls outside Canada and the United States) for service in English and French or by fax at 1-888-509-5907 (North American Toll Free Facsimile) or 647-351-3176.

SHAREHOLDER PROPOSALS FOR OUR 2014 ANNUAL MEETING

We will consider proposals from shareholders to include as items in the management proxy circular for our 2014 annual general shareholder meeting. Please send your proposals to us by December 6, 2013.

78 BCE Inc. | 2013 Management Proxy Circular |

Schedule A SHAREHOLDER PROPOSALS

Four shareholder proposals have been submitted for consideration at the Meeting by the “Mouvement d’éducation et de défense des actionnaires” (MÉDAC), an investor holding at least $2,000 worth of BCE common shares. Also, one shareholder proposal has been submitted for consideration at the Meeting by Vancity Investment Management Ltd. on behalf of the IA Clarington Inhance SRI Fund, an investor holding at least $2,000 worth of BCE common shares. The full text of each proposal and supporting comments are set out in italics below (translation from the original proposals submitted by MÉDAC in French).

PROPOSAL NO. 1 – EQUITY RATIO

It is proposed that the Board of Directors adopt a policy with the objective of disclosing the equity ratio (ratio of total CEO compensation to median employee compensation) that it considers ethically acceptable in the management proxy circular.

Since its foundation, MÉDAC has consistently denounced increases in executive compensation that bear no relation to the performance of the organizations managed by such executives. MÉDAC also denounces compensation components, particularly bonuses and stock options, that, because of the proportion of total compensation they represent, encourage excessive risk taking or short-term rather than long-term decision making, thereby resulting in asset sales, plant closures or layoffs for the sole purpose of boosting short-term profitability and consequently the variable component of executive compensation. In this connection, permit us to quote from The Price of Inequality by Joseph E. Stiglitz:

“One of the problems we’re talking about… is that we have large corporations where the CEOs often run the corporation for the benefit of them and their group around them and not for the benefit of the shareholders. That’s 21st century capitalism.”

For several years now, MÉDAC has deplored the unjustified ratio of the compensation of a number of executive officers at our financial institutions relative to the median compensation of their employees. Many people believe that excessive executive compensation is one of the causes of the most recent financial crisis and contributed to the resentment harboured by a large group of citizens against the wealthiest members of our society.

It is therefore essential to return to the true values that should form the basis of the compensation of all employees, namely, competence, experience, teamwork and the achievement of quantitative and qualitative goals for which the employee is responsible and which focus on the creation of long-term value for shareholders and the company at large. Seen in this light, executive compensation needs to be readjusted to give more importance to the fixed compensation component, for which an equity ratio of approximately 30 times median employee compensation represents an ethically and socially acceptable ratio judging by existing compensation structures.

The equity ratio is an indication of the company’s values. It should be assessed by the stakeholders, particularly the shareholders in the advisory vote on the executive compensation policy.

The Board of Directors recommends that shareholders vote AGAINST Proposal No. 1 for the following reasons:

We do not believe that pay equity ratio referred to in the proposal provides a meaningful measurement of the appropriateness of our executive compensation programs. We also believe that targeting an “ethically and socially acceptable” ratio would introduce an arbitrary compensation benchmark not aligned with the objectives of our compensation programs.

We ensure, with the assistance of independent external advisors, that our executive compensation is competitive to that of other companies who compete for similar talent. Likewise, for all other levels of management and non-management employees, we ensure that compensation compares favorably to that paid by companies who compete for similar skills and experience in the marketplace. Accordingly, the primary determinant of the compensation level for any position at BCE and Bell Canada is the value placed in the job market on a position requiring similar skills and experience. The relative positioning of the compensation of the President and CEO to other jobs at BCE and Bell Canada is simply an outcome of a sound process designed to determine the compensation required to attract and retain the best talent at every level and for each unique job. The mix between fixed and variable compensation is designed to encourage a reasonable risk-taking approach, balancing short and long term, financial and operational objectives, which, when well executed, benefit shareholders and executives alike.

We believe that the disclosure provided in our Circular provides information that is more relevant and meaningful to shareholders than the disclosure of internal pay ratios suggested by the proposal. Details of our executive compensation philosophy, policies and programs can be found in our Circular.

This proposal was submitted by MÉDAC at our 2011 annual general shareholder meeting and received the support of 8.9% of shareholders voting at the meeting, while 91.1% voted against it.

For these reasons, the Board of Directors recommends that shareholders vote AGAINST this proposal.

79 BCE Inc. | 2013 Management Proxy Circular |

PROPOSAL NO. 2 – CRITICAL MASS OF QUALIFIED WOMEN ON BOARD OF DIRECTORS

Having regard for the fact that organizations renew board membership every 5 to 10 years, it is proposed that the Board of Directors adopt a policy with the goal of reaching parity within no more than ten years.

At the 2011 annual meeting, almost 10% of the shareholders voted for our proposal regarding a critical mass of women on the Board of Directors. Currently, the Board of Directors has 13 members, of whom only two are women.

For a number of years now, women have held positions of great responsibility in finance, legal services, accounting firms, communications, marketing, consumer products, etc. They constitute a critical mass of graduates in our universities and schools. They represent half of the population, and thus half of your customers. It has been shown that more balanced representation of men and women in the top ranks of an organization improves decision-making, heightens complementarity of skills on the board, helps to boost the company’s leadership standing in its sector and gives the company a significant competitive advantage in the opinion of institutional investors who are sensitive to greater female representation. The pool of female talent is now rich enough to satisfy demand.

In 2009, National Bank of Canada undertook to promote this approach in its nomination process in response to one of our proposals. In the past two years, one out of two new nominations for directorships among all seven major Canadian banks was a woman. The adoption of such a policy would be another indication of the company’s sensitivity to the concerns of its shareholders and of society at large.

The Board of Directors recommends that shareholders vote AGAINST Proposal No. 2 for the following reasons:

The Board believes it must maintain flexibility in the ability to identify appropriate candidates with a view to achieving the appropriate mix of skills and talents required for the overall effectiveness of the Board and its committees. While the Board does not support arbitrary target percentages and timelines in determining the optimum composition of the Board, it supports the objective of increasing the number of women as directors and the Board’s overall objective is to achieve a more balanced representation of women on the Board.

As disclosed in the section entitled Corporate Governance Practices, BCE’s objective in terms of the composition of the Board is to have a sufficient range of skills, expertise and experience to ensure that the Board can carry out its responsibilities effectively. Directors are chosen for their ability to contribute to the broad range of issues with which the Board routinely deals. The Board reviews each director’s contribution and determines whether the Board’s size allows it to function efficiently and effectively.

The Governance Committee receives suggestions for Board candidates from individual Board members, the President and CEO, shareholders and professional search organizations. On a regular basis, the Governance Committee reviews the current profile of the Board, including average age and tenure of individual directors and the representation of various areas of expertise and experience.

While the Board has long supported the merits of having women directors, the focus of the Governance Committee and the Board is to select the most qualified individuals who will be able to adequately serve the interests of the Corporation and its shareholders. The Corporation promotes gender equality, diversity in the workforce and an equitable workplace and the Board supports these values in both the employee and executive base, as well as at the level of the Board of Directors.

This proposal was submitted by MÉDAC at our 2011 annual general shareholder meeting and received the support of 9.8% of shareholders voting at the meeting, while 90.2% voted against it.

For these reasons, the Board of Directors recommends that shareholders vote AGAINST this proposal.

PROPOSAL NO. 3 – POST-EXECUTIVE COMPENSATION ADVISORY VOTE DISCLOSURE

Since over 7% of BCE shareholders voted against the executive compensation policy at the 2012 annual general meeting, it is proposed that the Board of Directors report at the next annual meeting on the steps taken by the compensation committee to enhance this policy.

This situation calls for an energetic response to effectively address shareholders’ concerns. Currently, all financial institutions periodically organize conference calls for analysts and so-called “important” investors to answer their questions and communicate their general strategy. However, “small shareholders” do not have such easy and regular access to the Corporation’s top management. Apart from the press releases issued by the Corporation, the possibility of mailing or emailing questions to the Board of Directors and active participation at annual meetings – which is intimidating for a number of them – “small shareholders” do not have any formal means of engaging in a dialogue that would allow them to follow up on their votes and remarks made at an annual general meeting with the Board of Directors and management. Why did they vote against the executive compensation policy and why did so many of them withhold their vote for the election of these directors?

Thus, the purpose of our proposal is to discover at the annual meeting what the Corporation has done and intends to do to engage with its shareholders, to address their concerns and to propose a compensation policy that meets their expectations.

80 BCE Inc. | 2013 Management Proxy Circular |

The Board of Directors recommends that shareholders vote AGAINST Proposal No. 3 for the following reasons:

The Board and management remain committed to engaging actively with the shareholders of the Corporation and are strongly dedicated to having compensation programs that align the interests of our executives with those of our shareholders. On a regular basis, either the Chair of the Board, the Chair of the Compensation Committee or the Chair of the Governance Committee meet with shareholder advocacy groups (for example CCGG) to discuss governance issues, including executive compensation and ways to improve them and their disclosure in general.

We also have in place various means of communications for receiving feedback from shareholders, such as:

  communicating with the Board or its Chair or with the Compensation Committee or its Chair by mail: BCE Inc. c/o Chair of the Board/Compensation Committee, 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, QC, H3E 3B3, by email: corporate.secretariat@bell.ca or by calling at 514-786-8424 using our web tool, accessible through our website at www.bce.ca

We review all correspondence received and periodically post a summary of comments received, if any, together with our responses on our website.

The outcomes of these shareholder engagement activities bring each year improvements to our executive compensation programs and their disclosure in the Circular, as applicable, in order to align with best in class executive compensation practices. Finally, each year in our management proxy circular in connection with our annual general shareholder meeting we provide detailed disclosure on our compensation philosophy, policies and programs and activities of our Compensation Committee during the year. In this Circular please refer in particular to sections entitled Committee Reports – Compensation Committee and Executive Compensation.

Of note, our advisory vote on executive compensation received 93% support from our shareholders voting at the 2012 annual general shareholder meeting and we are always looking to improve on our practices.

For these reasons, the Board of Directors recommends that shareholders vote AGAINST this proposal.

PROPOSAL NO. 4 – RISK MANAGEMENT COMMITTEE

It is proposed that the Board of Directors strike a committee separate from the Board of Directors which will have oversight of risk management at the Corporation.

At the last annual meeting, this proposal received substantial support of 8.65% from shareholders. A corporation the size of BCE Inc. faces significant risks. The MD&A provides a clear picture of the nature of those risks, their significance, complexity and potential impact. Last August, the Office of the Superintendent of Financial Institutions (OFSI) published a draft guideline regarding sound business and financial practices that should be adopted by financial institutions and that are also relevant for an organization the size of BCE Inc. On page 11, the guideline reads as follows:

“Senior Management should oversee regular reviews of policies and practices to ensure that they remain appropriate and effective in light of changing circumstances and risks. The Board should seek assurances from Senior Management that these controls are operating effectively, and that the risk positions are in compliance with the delegated authorities and limits. It should establish processes to periodically verify the assurances provided to it. Depending on the nature, size, complexity and risk profile of the FRFI, the Board should establish a dedicated Board Risk Committee to oversee risk management on an enterprise-wide basis.”

Currently, BCE Inc. provides such oversight through its Audit Committee and its Board of Directors. The Audit Committee, with its numerous responsibilities and its five regular meetings, cannot give as much care and attention to risk management as is warranted.

It is therefore important to reassure shareholders by striking a full-fledged risk management committee.

The Board of Directors recommends that shareholders vote AGAINST Proposal No. 4 for the following reasons:

We provide detailed information on our approach to risk management in this Circular under the section entitled Corporate Governance Practices and in particular under Risk Oversight. Our risk identification and management processes are under the overall oversight of the Board. We have enterprise-wide risk assessment processes which incorporate the internal control and enterprise risk management frameworks of the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Risk assessment and evaluation is an important part of the annual business planning cycle. The Board has determined that it is appropriate to entrust oversight of risk management processes to the Audit Committee for various reasons including (i) the Audit Committee’s role in reviewing our financial disclosure (including disclosure relating to risks and uncertainties), (ii) the expertise developed by the Audit Committee in analyzing the business and affairs of BCE permitting the Audit Committee to properly identify and assess certain risks to which BCE is exposed and (iii) the financial expertise of members of the Audit Committee which positions the Audit Committee to properly analyze and assess the potential financial impact of operational and other risks. The Board believes that BCE’s approach to risk oversight and management is sound and appropriate.

This proposal was submitted by MÉDAC at the 2012 annual general shareholder meeting and received the support of 8.7% of shareholders voting at the meeting, while 91.3% voted against it.

For these reasons, the Board of Directors recommends that shareholders vote AGAINST this proposal.

81 BCE Inc. | 2013 Management Proxy Circular |

PROPOSAL NO. 5 – BCE DIVERSITY POLICIES AND INITIATIVES

WHEREAS:

To thrive in a competitive environment businesses must attract and retain the best professional talent. As population demographics change, the pool of available talent changes. Over the past three decades the number of women graduating from university in Canada has grown from 32 percent to 60 percent. Today women comprise 51 percent of Canada’s population and 53 per cent of graduates in business, management and public administration. Many of Canada’s next generation of corporate leaders will likely be among those graduates.

The United Nations Development Fund for Women, in collaboration with the UN Global Compact, developed the Women’s Empowerment Principles (WEP), seven key principles encouraging companies to increase gender equality in business and in the community. In June 2010 the Global Compact issued the CEO Statement of Support for the WEP. The CEO’s statement provides an opportunity for business leaders and Global Compact companies to publicly demonstrate commitments to gender diversity. To date no CEO from a Canadian publicly traded company has endorsed the statement of support.

As a signatory to the UN Global Compact and a leader in diversity in Canada, BCE Inc. has an opportunity to bring greater visibility to this initiative, gain competitive advantage in the market for talent and further strengthen the company’s position as a socially responsible corporation.

The UN Women’s Empowerment Principles are found at: http://www.unglobalcompact.org/docs/issues_doc/human_rights/Women’s_Empowerment_Principles.pdf

The CEO Statement of Support is available at: http://www.unifem.org/attachments/partnerships/womens_empowerement_principles/CEO_Statement_of_Support_Signatories_ June2010.pdf

THEREFORE BE IT RESOLVED:

The Board of Directors undertake a review of BCE Inc. diversity policies and initiatives, using the UN Women’s Empowerment Principles as guidance, to identify and address gaps or inadequacies; and give due consideration to the value to the company of endorsing the CEO Statement of Support for the Principles.

The Board of Directors recommends that shareholders vote AGAINST Proposal No. 5 for the following reasons:

BCE is committed to fostering an open and inclusive workplace culture. We actively comply with employment equity requirements aimed at removing employment-related barriers in recruiting, retaining and promoting employees from the four federally designated groups: women, visible minorities, aboriginals and people with disabilities.

Bell’s mandatory Code of Business Conduct for all team members underscores that commitment by encouraging employees to self identify their background in confidential employment equity and diversity questionnaires. We maintain an accurate assessment of representation within each of the four groups and develop appropriate supporting strategies and action plans.

In 2007, we established the Women at Bell program, a collaborative initiative that supports the development of women leaders and promotes their visibility within Bell and throughout the business community. Networking and development opportunities are enhanced through memberships in leading organizations such as Canadian Women in Communications (CWC), the Women’s Executive Network (WXN) and The Judy Project, a leadership forum aimed at advancing more women into senior positions.

In addition, Bell’s Diversity and Respect in the Workplace training programs for team leaders help support a fully inclusive work environment.

We support the United Nations Global Compact principles and report our progress annually in our Corporate Responsibility report, available at BCE.ca/Responsibility. BCE was honoured with the Excellence in Governance Award for very large enterprises in 2012 in an annual competition organized by executive recruiting firm Korn/Ferry International and Les Affaires, Québec’s leading business magazine. The award recognizes Boards that have distinguished themselves through excellent governance in corporate social responsibility, and specifically praised Bell’s participation in the UN Global Compact since 2006.

We believe BCE has a strong corporate responsibility program, addressing and promoting diversity in our business practices, governance commitments and programs that support the intent of the United Nations Women’s Empowerment Principles.

For these reasons, the Board of Directors recommends that shareholders vote AGAINST this proposal

82 BCE Inc. | 2013 Management Proxy Circular |

Schedule B DIRECTOR INDEPENDENCE STANDARDS

The board of directors is responsible for determining whether or not each director is independent within the meaning of the Canadian Securities Administrators National Instrument 58-101 (Disclosure of Corporate Governance Practices) and National Policy 58-201 (Corporate Governance Guidelines) (collectively, the “CSA Rules”) and the New York Stock Exchange corporate governance rules, as amended (the “NYSE Rules”). To achieve this, the board analyzes all of the relationships each director has with BCE and its subsidiaries. To assist in this analysis, the board adopted the following independence standards. In general, a director who meets these standards, and who does not otherwise have a material relationship (direct or indirect)(1) with BCE and its subsidiaries, would be considered independent under the CSA Rules and NYSE Rules.

The board shall determine whether each director is independent on an annual basis at the time the board approves director nominees for inclusion in the management proxy circular, identify each independent director, and disclose the basis for that determination. This process will also apply at such time as a director joins the board between annual meetings. Each director who has been determined to be independent shall notify the Chair of the Corporate Governance Committee, as soon as reasonably practicable, in the event that such director’s personal circumstances change in a manner that may affect the board’s determination of whether such director is independent.

A director will not be considered independent if:

(A)	1.	the director is, or has been within the last three years, an employee or executive officer of BCE(2), other than employment as an interim chief executive officer
	2.	an immediate family member(3) of the director is, or has been within the last three years, an executive officer of BCE, other than employment as an interim chief executive officer
(B)	1.	the director (or an immediate family member employed as an executive officer) received more than $75,000 during any 12-month period within the last three years in direct compensation from BCE, other than (a) director and board committee fees and fixed amounts of compensation under a retirement plan or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service, and (b) compensation for acting as an interim chief executive officer or a part-time chair or vice-chair of the board or any board committee
(C)	1.	the director (or an immediate family member) is a current partner of a firm that is BCE’s internal or external auditor; or
	2.	the director is a current employee of such a firm; or
	3.	the director has an immediate family member who is a current employee of such a firm and personally works on BCE’s audit; or
	4.	the director (or an immediate family member) was within the last three years a partner or employee of such a firm and personally worked on BCE’s audit within that time
(D)	1.	the director (or an immediate family member) is, or has been within the last three years, employed as an executive officer of another company where any of BCE’s present executives at the same time serves or served on that company’s compensation committee
(E)	1.	the director is a current employee of a company(4) that has made payments to, or received payments from, BCE for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of U.S. $1 million or 2% of such company’s consolidated gross revenues
	2.	an immediate family member of the director is a current executive officer of a company that has made payments to, or received payments from, BCE for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of U.S. $1 million or 2% of such company’s consolidated gross revenues

(1)	“material relationship” is a relationship which could, in the view of the board, be reasonably expected to interfere with the exercise of a director’s independent judgment.
(2)	For purposes of these standards, BCE includes BCE Inc. and its subsidiaries.
(3)	For purposes of these standards, an “immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than employees of either the person or the person’s immediate family member) who shares such person’s home. However, individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or have become incapacitated, need not be considered.
(4)	For this subsection (E) only, contributions to tax exempt organizations shall not be considered payments.

83 BCE Inc. | 2013 Management Proxy Circular |

ADDITIONAL CONSIDERATIONS FOR AUDIT COMMITTEE MEMBERS

Only independent directors may be members of the Audit Committee. In addition, a director shall not serve on the Audit Committee if (1) the director is an affiliated person of BCE or (2) the director received, directly or indirectly, any consulting, advisory fees or other compensatory fee from BCE, other than (a) director and board committee fees and fixed amounts of compensation under a retirement plan or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), and (b) compensation for acting as part-time chair or vice-chair of the board or any board committee.

Indirect acceptance of compensation includes payments to:

  a spouse, minor children or stepchildren, or adult children or stepchildren sharing a home with the member of the Audit Committee, or an entity (1) in which the member of the Audit Committee is a partner, member, officer such as a managing director occupying a comparable position, or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and (2) which provides accounting, consulting, legal, investment banking or financial advisory services to BCE.

84 BCE Inc. | 2013 Management Proxy Circular |

Schedule C BOARD OF DIRECTORS’ CHARTER INCLUDING BOARD CHAIR POSITION DESCRIPTION

I. Purpose The Board of Directors (“Board”) of BCE Inc. (the “Corporation”) is responsible for the supervision of the management of the business and affairs of the Corporation.

II. Duties and responsibilities of the board

In furtherance of its purpose, the Board assumes the following duties and responsibilities, some of which are initially reviewed and recommended by the applicable Committee of the Board to the full Board for approval:

A. Strategy and budget
1.

Ensuring a strategic planning process is in place and approving, on at least an annual basis, a Business Plan which takes into account, among other things, the longer term opportunities and risks of the business;

2.	Approving the Corporation’s annual operating and capital budgets;
3.	Reviewing operating and financial performance results in relation to the Corporation’s Business Plan and budgets;
B. Governance
1.	Developing the Corporation’s approach to, and disclosure of, corporate governance practices, including developing a “Statement of Corporate Governance Principles and Guidelines” setting out the Board’s expectations and responsibilities of individual Directors, including with respect to attendance at meetings of the Board and of committees of the Board and the commitment of time and energy expected;
2.	Approving the nomination of Directors to the Board, as well as:
a.	ensuring that a majority of the Corporation’s Directors have no direct or indirect material relationship with the Corporation and determine who, in the reasonable opinion of the Board, are independent pursuant to applicable legislation, regulation and listing requirements;
b.	developing appropriate qualifications/criteria for the selection of Board members, including criteria for determining Director independence;
c.	appointing the Board Chair and the Chair and members of each Committee of the Board, in consultation with the relevant Committee of the Board;
3.	Determining who among the members of the Audit Committee of the Board qualify as an Audit Committee financial expert, pursuant to applicable legislation, regulation and listing requirements;
4.	Providing an orientation program for new Directors to the Board and continuing education opportunities for all Directors;
5.	Assessing annually the effectiveness and contribution of the Board and the Board Chair, of each Committee of the Board and their respective Chairs and of individual Directors;
6.	Developing written position descriptions for the Board Chair and the Chair of each Committee of the Board;
C. Chief Executive Officer, Officers and Compensation and Benefits Policies
1.	Appointing the Chief Executive Officer and all other Officers of the Corporation;
2.	Together with the Chief Executive Officer, developing a written position description for the role of the Chief Executive Officer;
3.	Developing the corporate goals and objectives that the Chief Executive Officer is responsible for meeting and reviewing the performance of the Chief Executive Officer against such corporate goals and objectives;
4.	Approving the Corporation’s compensation policy for Directors;
5.	Approving the Corporation’s compensation and benefits (including pension plans) principles, policies and processes or any changes thereto for Officers and approving (i) by the independent Directors, all forms of compensation for the Chief Executive Officer, and (ii) by the Directors all forms of compensation for all other Officers, as well as:
a.	monitoring and reviewing, as appropriate, the administration, funding and investment of the Corporation’s pension plans;
b.	appointing, or removing, the custodian(s), trustee(s), or principal investment manager for the Corporation’s pension plans and fund(s);
6.	Satisfying itself as to the integrity of the Chief Executive Officer, other Officers and senior management personnel and that the Chief Executive Officer, other Officers and senior management personnel create a culture of integrity throughout the organization;
7.	Providing stewardship in respect of succession planning, including the appointment, training and monitoring of the Chief Executive Officer, other Officers and senior management personnel;

85 BCE Inc. | 2013 Management Proxy Circular |

D. Risk Management, Capital Management and Internal Controls
1.	Identifying and assessing the principal risks of the Corporation’s business, and ensuring the implementation of appropriate systems to manage these risks;
2.	Ensuring the integrity of the Corporation’s systems of internal control, including management information systems and the safeguarding of the Corporation’s assets;
3.	Ensuring compliance with internal policies and the Corporation’s progress in remedying any material deficiencies related to (i) security policies, including the safeguarding of physical assets and information systems, and (ii) environmental policy and environmental management systems;
4.	Reviewing, approving, and as required, overseeing compliance with the Corporation’s Disclosure Policy by Directors, Officers and other management personnel and employees;
5.	Reviewing, approving and overseeing the Corporation’s disclosure controls and procedures;
6.	Reviewing and approving the Code of Business Conduct of the Corporation with the purpose of promoting integrity and deterring wrongdoing, and encouraging and promoting a culture of ethical business conduct and as required, overseeing compliance with the Corporation’s Code of Business Conduct by Directors, Officers and other management personnel and employees;

E. Financial Reporting, Auditors and Transactions
1.	Reviewing and approving, as required, the Corporation’s financial statements and related financial information;
2.	Appointing, subject to approval of shareholders, (including terms and review of engagement) and removing of the shareholders’ auditor;
3.	Appointing (including responsibilities, budget and staffing) and removing of the Corporation’s internal auditor;
4.	Delegating (to the extent permitted by law) to the Chief Executive Officer, other Officers and management personnel appropriate powers to manage the business and affairs of the Corporation;
F. Legal Requirements and Communication
1.	Overseeing the adequacy of the Corporation’s processes to ensure compliance by the Corporation with applicable legal and regulatory requirements;
2.	Establishing measures for receiving feedback from shareholders and other stakeholders of the Corporation;
G. Other
1.	Reviewing, approving, and as required, overseeing Directors, other Officers and management personnel and employees compliance with the Corporation’s health and safety policies and practices;
2.	Performing any other function as prescribed by law or as not delegated by the Board to one of the Committees of the Board or to management personnel.
Board Chair

I. Appointment
The Board shall appoint its Chair from among the Corporation’s Directors.

II. Duties and responsibilities of the Board Chair
The Board Chair leads the Board in all aspects of its work and is responsible to effectively manage the affairs of the Board and ensure that the Board is properly organized and functions efficiently. The Board Chair also advises the Chief Executive Officer in all matters concerning the interests of the Board and the relationships between management personnel and the Board.

More specifically, the Board Chair shall:

A. Strategy
1.	Provide leadership to enable the Board to act effectively in carrying out its duties and responsibilities as described in the Board charter and as otherwise may be appropriate;
2.	Work with the Chief Executive Officer and other Officers to monitor progress on the Business Plan, annual budgets, policy implementation and succession planning;
B. Advisor to the Chief Executive Officer
1.	Provide advice, counsel and mentorship to the Chief Executive Officer and fellow members of the Board;
2.	In consultation with the Chief Executive Officer, ensure that there is an effective relationship between management personnel and the members of the Board;

86 BCE Inc. | 2013 Management Proxy Circular |

C. Board structure and management
1.	Chair the Board meetings;
2.	In consultation with the Chief Executive Officer, the Corporate Secretary’s Office and the Chairs of the Committees of the Board, as appropriate, determine the frequency, dates and locations of meetings of the Board, of Committees of the Board, and of the shareholders;
3.	In consultation with the Chief Executive Officer, and the Corporate Secretary’s Office, review the annual work plan and the meeting agendas to ensure all required business is brought before the Board to enable it to efficiently carry out its duties and responsibilities;
4.	Ensure the Board has the opportunity, at each regularly scheduled meeting, to meet separately without non-independent directors and management personnel present;
5.	Ensure, in consultation with the Chairs of the Committees of the Board, that all items requiring Board and Committee approval are appropriately tabled;
6.	Ensure the proper flow of information to the Board and review, with the Chief Executive Officer and the Corporate Secretary’s Office, the adequacy and timing of materials in support of management personnel’s proposals;
7.	In conjunction with the relevant Committee of the Board (and its Chair), review and assess the Directors’ meeting attendance records and the effectiveness and performance of the Board, its Committees (and their Chairs) and individual Directors;

D. Shareholders
1.	Chair the annual, and any special meeting, of the shareholders;
2.	Ensure that all business that is required to be brought before a meeting of shareholders is brought before such meeting;
E. Other
1.	Exercise the authority of the Chief Executive Officer in the unlikely event that the Chief Executive Officer is absent and is unable to act and action on the part of the Chief Executive Officer is urgently required to protect the interests of the Corporation;
2.	Carry out special assignments or any functions as requested by the Board.

87 BCE Inc. | 2013 Management Proxy Circular |

Schedule D CHIEF EXECUTIVE OFFICER POSITION DESCRIPTION

The Chief Executive Officer (“CEO”) of BCE Inc. (the “Corporation”) has the primary responsibility for the management of the business and affairs of the Corporation. As such, the CEO shall establish the strategic and operational orientation of the Corporation and in so doing, provide leadership and vision for the effective overall management, profitability, increasing shareholder value and growth of the Corporation and for conformity with policies agreed upon by the Board of Directors of the Corporation (the “Board”). The CEO is directly accountable to the Board for all activities of the Corporation.

More specifically, in collaboration with the Board, the CEO shall:

A. Leadership
1.	Create a culture within the Corporation that supports the achievement of strategic and operational objectives by ensuring rigor in the recruitment, selection, individual development and the monitoring of executive team members and other senior management personnel, thus ensuring the Corporation maintains a strong succession plan;
2.	Provide leadership and vision for the Corporation and promote the Corporation’s goal of profitability and growth in a sustainable and responsible manner;
3.	Develop an awareness of global trends in the Corporation’s core lines of operations so as to manage rapid technological developments;
4.	Promote an environment of customer focus and outstanding customer service so as to respond to the demands of increasingly service-oriented markets;
B. Corporate Social Responsibility and Integrity
1.	Develop and maintain a corporate culture that promotes integrity and ethical values throughout the organization, fostering a culture of ethical business conduct;
2.	Promote and protect the Corporation’s reputation in its markets and with all customers, communities, and government and regulatory bodies;
C. Strategy, Risks and Budget
1.	Develop and oversee the execution of, and monitor progress of, the Business Plan and the annual operating and capital budgets;
2.	Identify, and develop plans to manage, the principal risks with respect to the Corporation and its businesses;
D. Governance and Policies
1.	Oversee the development and implementation of, and compliance with, key corporate policies, including policies regarding corporate governance, social responsibility, risk management and financial reporting, as well as compliance with applicable legal and regulatory requirements;
2.	Work in close collaboration with the Board Chair to determine the scheduling of, and agendas for, meetings of the Board and of Committees of the Board so as to ensure that the Board is kept apprised in a timely manner of the business operations and main issues facing the Corporation, and to ensure there is an effective relationship between management and the members of the Board;

E. Business Management
1.	Approve commitments within the limits of delegated approval authorities from the Board and provide general supervision and management of the day-to-day business and affairs of the Corporation;
2.	Serve as the Corporation’s chief spokesperson to its principal stakeholders including its shareholders, the financial community, customers, government and regulatory bodies and the public generally;

88 BCE Inc. | 2013 Management Proxy Circular |

F. Disclosure
1.	Together with the Disclosure and Compliance Committee and the Chief Financial Officer, ensure appropriate and timely disclosure of material information;
2.	Together with the Chief Financial Officer:
	a.	establish and maintain the Corporation’s disclosure controls and procedures through appropriate policies and processes;
	b.	establish and maintain the Corporation’s internal controls over financial reporting through appropriate policies and procedures;
	c.	develop the process for, and comply with, the certifications to be provided in the Corporation’s public disclosure documents;
G. Other
1.	Carry out any other appropriate duties and responsibilities assigned by the Board.

89 BCE Inc. | 2013 Management Proxy Circular |

If you have any questions about the information contained in this document or require assistance in completing your proxy form or voting instruction form, please contact the Corporation’s proxy solicitation agent, CST Phoenix Advisors.

North American Toll Free Phone: 1-866-822-1244
Banks, Brokers and collect calls: 416-682-3825
Facsimile 647-351-3176
or North American Toll Free Facsimile: 1-888-509-5907
Email: inquiries@phoenixadvisorscst.com